82-34746

MORI HAMADA & MATSUMOTO

JFE Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo [illegible]5, Japan
[illegible]7777
[illegible]7666

03045153

December 9, 2003

03 DEC 15 AM 7:21

VIA MAIL
Ms. Nina Moriji-Azad
Office of International Corporate Finance
Room 3094 - Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Dear Ms. Nina Mojiri-Azad

We, Mori Hamada & Matsumoto, are legal counsel to Seiko Epson Corporation and on its behalf hereby send you the enclosed additional documents in relation to its 12g3-2(b) approval.

Should you have any questions, please do not hesitate to contact us or Mr. Natsuki Sugita indicated on the cover page of the enclosed document.

Best regards,

T. Omoto

Taro Omoto

SUPPL

cc: Mr. Natsuki Sugita, SEIKO EPSON CORPORATION (w/encl. via mail)

12/17


EPSON
SEIKO EPSON CORPORATION

File No. 82-34746

December 9, 2003

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b):

If you have any further questions or requests for additional information please do not hesitate to contact Natsuki Sugita of Investor Relations Promotion Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Promotion Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language documents listed below is included in EXHIBIT A attached hereto)

1. Statutory Public Notice in connection with the payment of the interim dividend dated October 31, 2003

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

Press Releases

	Date	Title
1.	26 Sep. 2003	Announcement of Revised Financial Results Outlook
2.	27 Sep. 2003	Announcement Regarding the Dissolution of a Subsidiary
3.	29 Sep. 2003	Epson and Renesas Technology to Develop Open Standard for Mobile Application High-Speed Interface
4.	22 Oct. 2003	Announcement of Revised Financial Results Outlook
5.	30 Oct. 2003	Announcement Regarding the Dissolution of a Taiwanese Subsidiary
6.	30 Oct. 2003	Consolidated Results for the Half Year Ended September 30, 2003
7.	26 Nov. 2003	Epson to Transfer Epson Industrial (Taiwan) Corp. Assets to VBEST Electronics

Annual Report for the fiscal year 2003

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Statutory Public Notice in connection with the payment of the interim dividend dated October 31, 2003

   This is a Statutory Public Notice notifying the payment of the interim dividend.

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Press Releases items 1 to 5 and Annual Report for the fiscal year 2003.

Section B item 1

1. 26 Sep. 2003 Announcement of Revised Financial Results Outlook






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News Release

English translation from the original Japanese language document

September 26, 2003

ANNOUNCEMENT OF REVISED FINANCIAL RESULTS OUTLOOK

Seiko Epson Corporation today issued a revised consolidated and non-consolidated financial results outlook for the half year ending September 30, 2003 and the full year ending March 31, 2004 which was previously forecasted on August 6, 2003. Details of the revision are as follows:

1. Revised consolidated financial results outlook

Half year ending September 30, 2003

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	654.0	18.0	8.0
Revised outlook (B)	650.0	25.0	13.0
Difference (B) - (A)	-4.0	+7.0	+5.0
Change (%)	-0.6%	+38.9%	+62.5%
1H FY2002	602.0	8.2	2.1

Full year ending March 31, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,410.0	55.0	23.4
Revised outlook (B)	1,406.0	62.0	28.4
Difference (B) - (A)	-4.0	+7.0	+5.0
Change (%)	-0.3%	+12.7%	+21.4%
FY2002	1,322.5	41.7	12.5

Forecasted net income per share (full year) 144.63 yen

2. Revised non-consolidated financial results outlook

Half year ending September 30, 2003

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	531.0	12.0	6.0
Revised outlook (B)	520.0	20.0	13.0
Difference (B) - (A)	-11.0	+8.0	+7.0
Change (%)	-2.1%	+66.7%	+116.7%
1H FY2002	473.8	△3.0	△2.3

Full year ending March 31, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,089.0	25.8	9.2
Revised outlook (B)	1,078.0	33.8	16.2
Difference (B) - (A)	-11.0	+8.0	+7.0
Change (%)	-1.0%	+31.0%	+76.1%
FY2002	1,014.2	11.3	1.2

Forecasted net income per share (full year) 82.50 yen

3. Reasons for revision

Net sales for the first half year are forecasted to decrease slightly compared to the previous outlook mainly in the information-related equipment segment due primarily to sluggish sales growth of liquid-crystal projectors in the popular price range and a decrease in orders for monitor modules. However, income is forecasted to increase compared to the previous outlook due mainly to increased income in each division in the electronics device segment arising from favorable conditions in the mobile phone handset market. Because Epson observes no major change in the business environment for the second half year, forecasted amounts for the second half year remain unchanged from the previous outlook.

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trends, competition, technology trends, and exchange rate fluctuations.

2. 27 Sep. 2003 Announcement Regarding the Dissolution of a Subsidiary






News Release

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Announcement Regarding the Dissolution of a Subsidiary

At a Board of Directors meeting held on September 26, 2003, Seiko Epson Corp. made the decision to dissolve its subsidiary company, Epson Trading SA.

1. Developments leading up to dissolution and liquidation
Epson Trading SA was established in August 1979 as a regional headquarters for the Epson Group in Europe.
In the ensuing years, the company developed an integrated business strategy within Europe and established Epson Europe B.V. in the Netherlands with the aim of creating a structure to allow on-site decision-making. With the functional integration of Epson Europe as the controlling European body, it was decided that the existence of Epson Trading SA was no longer necessary.

2. Overview of Epson Trading SA
Location: Bellerivstrasse 29, 8008 Zurich, Switzerland (C/O Servest Treuhand & Verwaltungs AG)
Representatives: Hiroto Komori
Capital: 30,000,000 Swiss francs
Major Stock Holders: Seiko Epson Corporation 70%
Epson Europe B.V. (100 % owned by Seiko Epson Corp.) 30%

3. Future Outlook
In accordance with the Board of Directors' decision, liquidation proceedings will proceed to be completed by the end of FY2004. The repercussions of the dissolution of Epson Trading SA on present and future business performance will be minor.

3. 29 Sep. 2003 Epson and Renesas Technology to Develop Open Standard for Mobile Application High-Speed Interface

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News Release

Epson and Renesas Technology to Develop Open Standard for Mobile Application High-Speed Interface

TOKYO, Japan, September 29 - Seiko Epson Corp. ("Epson") and Tokyo-based Renesas Technology Corp. will jointly develop open-standard specifications for a high-speed interface optimized for the display requirements of next-generation mobile applications.

The two companies will develop a totally new interface, to be called "Mobile Video Interface", and work together to accelerate its market dissemination.

Background
The next-generation mobile phone market is moving toward increasingly sophisticated capabilities. New features include multi-megapixel cameras built into handsets, applications to smoothly display moving images, and high-resolution liquid-crystal displays (LCD). In addition, flip-top models with rotating screen sections are becoming common. To support such features, manufacturers need to reduce the number of interface lines. The increased demand for sophisticated functions has also created a need for technologies for high-speed data transmission, fewer interface lines, and electromagnetic interference countermeasures.

To meet these challenges, Epson and Renesas Technology have formulated specifications for a totally new interface for high-speed serial transfers between devices. The specifications envisage the use of Epson's Mobile Graphics Engine, a display control LSI that has become an industry standard, with Renesas Technology's SH-Mobile multimedia-application processor as host. The system will employ LCD drivers developed by both companies, who have begun work on drafting specifications for a new type of a high-speed, serial transmission interface between devices.

As a result, "Mobile Video Interface" will be able to support increasingly sophisticated mobile applications. Both Epson and Renesas Technology claim leading market positions in mobile phone LCD drivers, controllers, and application processors (based on Epson's market research). This partnership will thus be an effective way of promoting "Mobile Video Interface" as an industry standard.

Key Characteristics
1. Designed for High-Speed Transmission of Digital Imaging Data for Display and Camera
Because "Mobile Video Interface"specifications are being tailored for the high-speed transmission of display images, the composition of circuits can be simplified and further miniaturized.

2. Support for Full Duplex Transmission
"Mobile Video Interface"will support full duplex transmission, allowing high-speed, two-way transmissions between devices. The maximum data transfer rate will be 200 Mbps per channel in both directions. In addition, the "Mobile Video Interface"standard will establish a fixed host-target relationship between devices. Since the "Mobile Video Interface"circuit on the target side will receive a clock signal from the host side, there will be no need for a Phased Locked Loop (PLL) to synchronize output signals and frequencies with input signals and base frequencies. This will reduce power requirements.

3. To Be Supplied as a License-Free Open Standard
Epson and Renesas Technology plan to make the high-speed specifications defined in "Mobile Video Interface"available openly and on a license-free basis, not only to mobile application developers, mobile device manufacturers, and other industry participants, but also to other LSI manufacturers.

Future Activities
Epson and Renesas Technology will actively work toward the establishment of standard, "Mobile Video Interface"-based specifications for a wider range of products, including camera modules and mobile devices, by a target date of the 1st quarter of 2004. They also aim to invite other companies, especially leading firms in Japan and overseas, to become partners in order to accelerate the establishment of a more open development environment.

Epson and Renesas Technology expect to begin releasing their respective "Mobile Video Interface"-compliant products starting in the 3rd quarter of 2004.

About Epson
The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.
The Epson Group is a network of 73,797 employees in 114 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,322 billion yen in fiscal 2002.

About Renesas Technology
Renesas Technology Corp. designs and manufactures highly integrated semiconductor system solutions for mobile, automotive, and PC/AV markets. Established on April 1, 2003, as a joint venture between Hitachi, Ltd. and Mitsubishi Electric Corp. and headquartered in Tokyo, Renesas Technoloy is one of the largest semiconductor companies in the world and a world-leading microcontroller supplier. Besides microcontrollers, Renesas Technology offers system-on-a-chip devices, Smart Card ICs, mixed-signal products, flash memories, SRAMs, and more.

Contacts

- **Seiko Epson Corp.**
  Corporate Communications,
  +81-266-58-1705 or +81-3-3340-2637
  E-mail
  http://www.epson.co.jp/e/

- **Renesas Technology**
  http://www.renesas.com/eng/
  Japan: Renesas Technology Corp.

Motokazu Isozaki
+81-3-6250-5555
isozaki.motokazu@renesas.com

US: Renesas Technology America,Inc.
Akiko Ishiyama
+1-408-382-7407
akiko.ishiyama@renesas.com

EU: Renesas Technology Europe Ltd.
Jonathan Colbourne
+44-1628-585163
jonathan.colbourne@renesas.com

Asia: Renesas Technology Sigapore Pte.Ltd.
Atsuhiko Kitamura
+65-538-8577
atushiko.kitamura@renesas.com

4. 22 Oct. 2003 Announcement of Revised Financial Results Outlook






News Release

English translation from the original Japanese language document

October 22, 2003

ANNOUNCEMENT OF REVISED FINANCIAL RESULTS OUTLOOK

Seiko Epson Corporation today issued a revised consolidated and non-consolidated financial results outlook for the half year ending September 30, 2003 and the full year ending March 31, 2004 which was previously announced on September 26, 2003. Details of the revision are as follows:

1. Revised consolidated financial results outlook

Half year ending September 30, 2003

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	650.0	25.0	13.0
Revised outlook (B)	657.9	32.1	16.6
Difference (B) - (A)	+7.9	+7.1	+3.6
Change	+1.2%	+28.4%	+27.4%
First half FY2002	602.0	8.2	2.1

Full year ending March 31, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,406.0	62	28.4
Revised outlook (B)	1,414.0	70	33.0
Difference (B) - (A)	+8.0	+8	+4.6
Change	+0.6%	+12.9%	+16.2%
FY2002	1,322.5	41.7	12.5

Forecasted net income per share (full year) 168.05 yen

2. Revised non-consolidated financial results outlook

Half year ending September 30, 2003

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	520.0	20.0	13.0
Revised outlook (B)	522.9	20.3	13.0
Difference (B) - (A)	+2.9	+0.3	+0.0
Change	+0.6%	+1.6%	+0.0
First half FY2002	473.8	(3.0)	(2.3)

Full year ending March 31, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,078.0	33.8	16.2
Revised outlook (B)	1,081.0	34.0	17.0
Difference (B) - (A)	+3.0	+0.2	+0.8
Change	+0.3%	+0.6%	+4.9%
FY2002	1,014.2	11.3	1.2

Forecasted net income per share (full year) 86.57 yen

3. Reasons for revision

Net sales for the first half year are forecasted to increase compared with the previous outlook, mainly in the electronics device segment due to higher demand than expected, especially for color displays, in which demand increased due to the shift to color-display mobile phones overseas. Income is also forecasted to increase compared with the previous outlook, mainly due to the above-mentioned sales increase, and also due to the rescheduling of advertising and sales promotion in the information-related equipment segment that was forecasted to begin in the end of the 2nd quarter, but which now is forecasted to begin in the 3rd quarter in order to enhance its impact.

As for the 2nd half year, net sales remains unchanged from the previous outlook. Even though sales promotion and advertising,

which were not executed in the 1st half year, are to be commenced in the 2nd half year, net income is expected to increase slightly from the previous outlook by further cost-reduction, especially in sales and general expenses, and by further reviewing of extraordinary income and expenses.

Cautionary Statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

5. 30 Oct. 2003 Announcement Regarding the Dissolution of a Taiwanese Subsidiary






News Release

Announcement Regarding the Dissolution of a Taiwanese Subsidiary

- TOKYO, Japan, October 30 -

At a Board of Directors meeting held on October 30, 2003, Seiko Epson Corporation ("Epson") made a decision to dissolve its subsidiary company, Epson Industrial (Taiwan) Corporation.

1. Developments leading up to dissolution
Epson Industrial (Taiwan) Corporation is engaged mainly in the manufacture of monochrome liquid crystal displays for mobile phones. As a consequence of the recent spread of color LCDs for mobile phones, sustained growth in the market for monochrome LCDs cannot be expected in the short to medium term.

In view of the changes in the business climate mentioned above and from the perspective of enhancing the production efficiency of the Epson Group as a whole, a review was made of Epson's production operations.

As a result, it was decided that operations at Epson Industrial (Taiwan) Corporation should be terminated.

2. Overview of Epson Industrial (Taiwan) Corporation
Location: No. 19 Chien Kuo Road, T.E.P.Z. Tantze, Taichung Hsien, Taiwan
Representative: Eiji Muramatsu
Capital: T$380 million
Main shareholder: Seiko Epson Corporation (100%)

3. Future outlook
In accordance with the Board of Directors' decision, liquidation proceedings will commence to be completed by the end of FY2004. How assets are to be transferred is currently under study.

The impact of the dissolution on Epson's business results for the current fiscal year has already been reflected in its business forecast.

6. 30 Oct. 2003 Consolidated Results for the Half Year Ended September 30, 2003






News Release

Consolidated Results for the half year ended September 30, 2003

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Six months ended September 30,		Change	Year ended March 31,	Six months ended September 30,
	2003	2002		2003	2003
Statements of Income Data:					
Net sales	¥657,854	¥601,997	9.3%	¥1,322,453	$5,913,294
Operating income	33,115	12,278	169.7%	49,360	297,663
Income before income taxes and minority interest	28,789	6,795	323.7%	31,629	258,777
Net income	16,563	2,105	686.8%	12,510	148,881
Statements of Cash Flows Data:					
Cash flows from operating activities	73,092	56,965	28.3%	159,504	657,007
Cash flows from investing activities	(41,968)	(66,356)	(36.8%)	(107,943)	(377,240)
Cash flows from financing activities	49,221	46,821	5.1%	9,111	442,436
Cash and cash equivalents at end of the period	270,009	167,764	60.9%	192,288	2,427,047
Per Share Data:					
Net Income per share -Basic	¥94.53	¥13.86	582.0%	¥81.08	$0.85
-Diluted	¥94.36	-	-%		$0.85

Notes

I. The consolidated figures are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. As a result of a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the period ending September 30, 2003 as if they were charged to income in such fiscal year. Comparative figures have been presented as though the new standard had been applied retroactively. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥111.25 = U.S.$1 at September 30, 2003 has been used for the purpose of presentation.

<Balance Sheets data>

	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Total assets	¥1,250,829	¥1,196,080	¥1,238,105	$11,243,407
Shareholders' equity	398,870	¥281,316	272,035	3,585,348
Debt/Equity ratio (%)	31.9%	23.5%	22.0%	31.9%
Shareholders' equity per share	¥2,031.27	1,851.13	¥1,791.30	$18.26

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation.

SEIKO EPSON CORPORATION
3-3-5 Owa, Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/

EPSON

October 30, 2003

CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2003

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Six months ended September 30,		Change	Year ended March 31,	Six months ended September 30,
	2003	2002		2003	2003
Statements of Income Data:					
Net sales	¥657,854	¥601,997	9.3%	¥1,322,453	$5,913,294
Operating income	33,115	12,278	169.7%	49,360	297,663
Income before income taxes and minority interest	28,789	6,795	323.7%	31,629	258,777
Net income	16,563	2,105	686.8%	12,510	148,881
Statements of Cash Flows Data:					
Cash flows from operating activities	73,092	56,965	28.3%	159,504	657,007
Cash flows from investing activities	(41,968)	(66,356)	(36.8%)	(107,943)	(377,240)
Cash flows from financing activities	49,221	46,821	5.1%	9,111	442,436
Cash and cash equivalents at end of the period	270,009	167,764	60.9%	192,288	2,427,047
Per Share Data:					
Net Income per share -Basic	¥94.53	¥13.86	582.0%	¥81.08	$0.85
-Diluted	¥94.36	-	- %	-	$0.85

Notes

I. The consolidated figures are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. As a result of a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the period ending September 30, 2003 as if they were charged to income in such fiscal year. Comparative figures have been presented as though the new standard had been applied retroactively. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥111.25 = U.S.$1 at September 30, 2003 has been used for the purpose of presentation.

<Balance Sheets data>

	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Total assets	¥1,250,829	¥1,196,080	¥1,238,105	$11,243,407
Shareholders' equity	398,870	¥281,316	272,035	3,585,348
Debt / Equity ratio (%)	31.9%	23.5%	22.0%	31.9%
Shareholders' equity per share	¥2,031.27	1,851.13	¥1,791.30	$18.26

Overview of the Business Group

Epson Group's ("Epson") main business segment includes the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. As for development activities, research and development, and product development are mainly conducted by Seiko Epson Corporation ("the company"). Production activity and sales activity are conducted by the company and its subsidiaries and affiliates, domestic and abroad, under the management of the division system.
The following is a brief description of each business segment and the main subsidiaries and affiliates of each business segment.

Information-related equipment business segment:

This segment includes imaging and information products business, visual instruments business, system device business, and personal computers business. This segment develops, manufactures and sells mainly printers, LCD projectors, mini-printers and personal computers.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Imaging and information products	Inkjet printers, laser printers, dot matrix printers, multi-function printers, large format inkjet printers, and related supplies Color image scanners and others	Tohoku Epson Corporation Orient Watch Co., Ltd. Epson Portland Inc. Epson El Paso, Inc. Epson Telford Ltd. Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd. P.T. Indonesia Epson Industry Epson Precision (Philippines), Inc.	Epson Sales Japan Corporation Epson OA Supply Corporation Epson America, Inc. Epson (U.K.) Ltd. Epson Deutschland GmbH Epson France S.A. Epson Italia s.p.a. Epson Iberica, S.A. Epson Korea Co., Ltd. Epson(Shanghai)Information Equipment Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd. Epson Australia Pty. Ltd.
Visual instruments	LCD projectors LCD monitors, label writers and others	Epson Precision (Hong Kong) Ltd.	
System devices	Mini-printers POS system-related products and others	Epson Precision (Hong Kong) Ltd.	
Personal computers	PC	-	Epson Sales Japan Corporation Epson Direct Corporation

Electronic devices business segment:
This segment includes display business, semiconductor business, and quartz device business. This segment develops, manufactures and sells mainly small and medium-sized LCD displays, CMOS LSI, and crystal oscillators.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Display	Small and medium-sized LCD modules High-temp. Poly-Si TFT LCD modules for LCD projectors and others	Suzhou Epson Co., Ltd. Epson Precision (Hong Kong) Ltd. Epson Industrial (Taiwan) Corporation	Epson Electronics America, Inc. Epson Europe Electronics GmbH Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd.
Semiconductor	CMOS LSI and others	Tohoku Epson Corporation Singapore Epson Industrial Pte. Ltd. Yasu Semiconductor Corporation	
Quartz device	Crystal units, crystal oscillators and others	Orient Watch Co., Ltd. Suzhou Epson Co., Ltd. Epson Precision (Malaysia) Sdn. Bhd. Epson Precision (Philippines), Inc.	

Precision products business segment:
This segment includes watch business, optical products business, and factory automation systems business. This segment develops, manufactures and sells mainly watches, watch movements, plastic corrective lenses, precision industrial robots and others.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Watch	Watches Watch movements and others	Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd.	Time Tech (Hong Kong) Ltd. Time Module (Hong Kong) Ltd.
Optical products	Plastic corrective lenses Optical devices and others	Seiko Lens Service Center Corporation	-
Factory automation systems	Precision industrial robots IC handlers and others	-	Epson America, Inc. Epson Deutschland GmbH

Other business segment:
This segment comprises the businesses of subsidiaries that offers services within Epson and new business still in the start-up phase that are aimed to make the best use of management resources.

The following operations system diagram describes the overview of the business group outlined above.

Customers

Epson Direct Corp

[Japan/The Americas/Asia Oceania Sales companies]
Epson Sales Japan Corp
Epson OA Supply Corp
Epson America, Inc.
Epson Korea Co., Ltd.
Epson (Shanghai) Information Equipment Co.,Ltd
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd
Epson Singapore Pte. Ltd
Epson Australia Pty. Ltd

[Europe sales companies]
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson Iberica, S.A.

[European regional headquarter]
Epson Europe B.V.

[Overseas sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd
Epson Singapore Pte. Ltd

[Overseas sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Tech (Hong Kong) Ltd
Time Module (Hong Kong) Ltd

Seiko Epson Corporation

[Japan manufacturing company]
Tohoku Epson Corporation

[Japan manufacturing company]
Orient Watch Co., Ltd.

[Overseas manufacturing companies]
Epson Portland Inc.
Epson El Paso,Inc.
Epson Telford Ltd.
Epson Precision (Hong Kong) Ltd
Singapore Epson Industrial Pte. Ltd
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.

[Overseas manufacturing companies]
Suzhou Epson Co., Ltd.
Epson Precision (Hong Kong) Ltd
Singapore Epson Industrial Pte. Ltd
Epson Industrial (Taiwan) Corporation
Epson Precision (Malaysia) Sdn. Bhd.
Epson Precision (Philippines), Inc.
[Japan manufacturing company]
Yasu Semiconductor Corporation

[Overseas manufacturing companies]
Epson Precision (Hong Kong) Ltd
Singapore Epson Industrial Pte. Ltd

[Japan manufacturing company]
Seiko lens service center

[Services companies]
Epson Logistics Corporation
Epson Insurance & Lease, Inc
Epson Facility Engineering Corporation
Epson Travel Service, Inc.

Information-related Equipment Business Segment

Electronic Devices Business Segment

Precision Equipment Business Segment

Other Business Segment

Note: Yasu Semiconductor Corporation and Time Module (Hong Kong) Ltd. are equity method affiliates. All others are consolidated subsidiaries.

[Legend symbol]


Provision of products and services
Provision of components

Management Policy

The basic stance of Epson Group ("Epson") on management is "Epson S&A (Start together and Achieve together)" and Epson hopes to continue developing valuable and reliable products that will truly satisfy its customers.

To be specific, Epson has set out its SE07 vision, a guideline for steady growth and its basic strategy over the medium- to long-term to use its foundation as a leading company by providing imaging solutions in the fields of color printers, LCD projectors, and small and medium- sized LCDs.

Under the slogan of "Digital Image Innovation", SE07 looks to three developing business areas (3i)—namely, imaging on paper (i1), imaging on screen (i2), imaging on glass (i3)—in the fields of color printers, projectors and displays, all of which are representative products in the imaging field. By incorporating the SE07 concept, Epson will concentrate its management resources in these "3i" fields and expand each business by combining its strengths in finished products and devices. At the same time, Epson aims to generate novel businesses and markets while combining and consolidating the 3i fields.

Medium- to Long-term Management Strategy

In accordance with the basic SE07 concept above, Epson will focus on the following 5 points to implement its medium- to long-term growth strategy.

Concentrating management resources on the 3i businesses:

Epson will concentrate its management resources on the areas of printers (imaging on paper), LCD projector (imaging on screen), and small and medium-sized LCD (imaging on glass).

A pioneer in these areas, Epson has always provided a wide range of products, securing the leading position in these areas due to its advanced technology and wealth of experience. Epson believes that these markets are and will continue to expand alongside the development of digitalization. Epson's vision is to maintain its superiority by concentrating its management resources in these areas and creating more valuable products.

Epson plans to renew its image in the business domain of printers (imaging on paper), an image that is currently recognized as a peripheral PC equipment, by offering digital printing solutions tailored to the user levels, such as home-use, professional, or mini-laboratory, thereby expanding the range of products, such as photographs, copies, and printing, to cater for any demand for printing of users. Epson's marketing strategy for products on the home-use market is to improve the performance of the Micro-Piezo inkjet printer. More specifically, Epson intends to add new value to the field of home photo-printing using inkjet printers, encapsulating that new value in the phrase "long-term preservation." Epson will achieve this by introducing products that produce even higher-quality photos—the time-proven hallmark of Epson's products—and that use pigment-based ink, which enables high-quality photos to be preserved over long periods of time. In addition, Epson will reinforce the multi-function printer lineup as well as strengthen its lineup of printers capable of printing digital-image content from sources without using a personal computer.

As for the LCD projector field (imaging on screen), Epson will focus on providing data projectors for business use and LCD projectors for the home-use market. Epson aims to introduce a brighter, smaller and more user-friendly data projector, a move designed to boost customer satisfaction, and Epson will also improve the price competitiveness of its data projectors by shifting manufacturing overseas and other cost-reduction measures. Through these initiatives, Epson will strive to expand its position as a leader in the data projector market. For the home-use market, Epson plans to develop optical engines with high contrast ratios and low noise levels and will aim to introduce, ahead of its competitors, products with attractive designs and appealing prices. Epson will also put efforts into marketing to increase customer awareness of the Epson brand in the home-use projector market.

In the face of market expansion, Epson has decided to establish at the Chitose Plant a production line that uses the cutting-edge 300 mm glass wafers, and it has started organizing a reinforced production system for LCD glass panels with high-temperature polysilicon TFT to be used for LCD projectors.

Epson has continued to focus its development efforts on color displays for small and medium-sized displays (imaging on glass). In the mobile handset market, the movement to color display phones gains momentum on a global basis, so that the demand for displays with high resolution, low power consumption and low cost is strengthened. Epson enjoys a leading position in the market for LCDs for use in mobile phone handsets due to its strength in compact product design, a strength based on its expertise in low power consumption and high-density assembly technology, as well as its substantial manufacturing capabilities and extensive product lineup. Epson has led the shift to color display phones by quickly developing and marketing color LCDs for mobile handsets, and Epson will continue to provide distinctive high-resolution, compact, low power consumption displays.

Epson will integrate the 3i businesses above to open up new markets by offering solutions to answer demands for home imaging, digital office, and ubiquitous imaging.

Strengthening Epson's competitive edge through continued investment in development, design, and technology:

Epson will continue to focus heavily on research and development activities to further strengthen its unique advantages in development, design, and production technology. The principal themes of Epson's R&D are as follows:

1. Advance the Micro-Piezo inkjet technology in order to supply the market with leading-edge photo printers
2. Develop novel pigment-based ink and novel dye-based ink which make high quality printing of photos with bright colors possible while also significantly boosting preservation performance by improving light and ozone resistant performance.
3. Develop color LCDs with lower power consumption and higher resolution, while integrating and maximizing their peripheral functions, to meet customer needs
4. Develop the next generation technologies of low-temperature polysilicon TFT LCD modules and organic LEDs (light-emitting displays)
5. Cut processing costs substantially for electronic devices by incorporating thin film production technologies that use the inkjet's technology for industrial applications while simultaneously reducing the burden on the environment

Enhancing quality and customer satisfaction:

Epson will make every effort to continue providing customers with reliable high-value added products. Epson intends to enhance customer satisfaction by striving to provide products that are a fusion of user-friendly designs and high-quality, as well as by establishing a global after-sales service system, which will also incorporate Epson's overseas branches and subsidiaries.

Epson will continue to meet customer needs in the electronic devices business with world-leading technology, and will reinforce the partnership between Epson and its customers by their collaborating hand in hand in the design and development of novel products. Epson will pursue to provide display system solutions ahead of its competitors by bringing together color LCDs and the technology to integrate the capacity of other peripheral functions. By providing customers with an even higher level of service matched to their specific needs, Epson aims to thus build an even stronger relationship with its customers.

In the field of LCD projectors, while continuing to develop products that meet the requested specifications arising from business situations and distinctive products that satisfy the needs of, or target the distinctive characteristics of, specific regional markets, Epson aims to further enhance brand awareness and boost its market presence, particularly by working to expand new markets, such as the LCD home-projector market.

Pursuing further in efficiency of productivity:

Epson works to boost productivity overall by joining the design, production, and sales stages. Using its unique, superior production capabilities, which are derived from Epson's watch production, Epson is expanding upon company-wide efforts to facilitate development of superior novel products with speed.
Pushing ahead with the creation of its unique supply chain management structure, Epson continues to

work toward the swift response to market changes as a result of collaboration of manufacturing and sales, and implementing its system for manufacturing, distribution, and sales so that it can provide customers with products from a minimum of stock. Epson will also continue to improve productivity at its overseas facilities, and to make efforts to further reduce manufacturing costs by those facilities increasing the procurement of parts from their respective local suppliers. In addition, Epson develops its businesses by adopting the division system that manages the processes from manufacturing through to sales on a global scale as the support system for the foregoing.

Environmental management and improving company value:
Epson is actively engaged in environmental preservation, a matter of considerable importance to Epson as a company. In fact, from its earliest days, Epson has been active in helping to preserve the environment, such as eliminating the usage of specified chlorofluorocarbons in all the manufacturing processes in 1993. Epson's achievements in its environment preservation activities are also increasingly being recognized: it has had the honor of being bestowed such awards as the "Minister of Economy, Trade and Industry's Global Environment Award" in 2001 and the Asahi Shimbun's "Environment for Tomorrow Award" in 2003. Consumer and customer preferences are increasingly toward companies and products that respect and value the environment. Epson is devoted, therefore, to reforms to make production processes friendlier to the environment, which Epson values highly, and is committed to taking energy-conserving measures and developing recyclable products. We at Epson believe that this devotion and commitment will also further reinforce the company's presence in many product markets.

Challenges – Interim Report

Epson is conducting business by concentrating its management resources on imaging based on SE07, its basic concept over the medium- to long-term. The business climate, however, remains harsh with increasing competition and a declining trend in the prices of its consumer products in the area of imaging.

Epson realizes the urgent need to build a strong corporate structure that can produce profits even under these difficult market conditions. Specifically, Epson is developing measures focusing on the following four points, which make up the annual management policy.

Building a stronger corporate structure through cost competitiveness:
The prices of inkjet printers and LCD projectors, Epson's flagship products, remain on a downward trend and are expected to continue to do so for the time being. Epson will reinforce its lineup of high value-added products and increase cost competitiveness by procurement renovation on a company wide basis and further reducing defective cost.

Specifically, as to the decrease of inventory, besides cutting inventory in its sales and manufacturing companies, Epson is implementing measures with a view to reform its distribution system and improve its production centers, while also striving to strengthen its business structure.

Successful introduction of new products to the market:
The selling season for Epson's main product – the inkjet printer – is the end of year, especially in the domestic market. Epson recognizes that the timely introduction of the strategic products to the market is imperative to boost business results. Therefore, Epson will identify technological challenges concerning its significant new products that must be overcome to ensure such products are put on the market at the right time and it will resolve any challenges as a group.

Steps in new markets towards SE07:
Epson is taking its first steps in new markets towards SE07. It has already introduced its multi-function inkjet printers, which enable printing of high-quality photos, as strategic products in the photography market and has begun introducing strategic products to new markets, products such as "dreamio," a new brand of home projector. In order to accelerate the momentum towards the realization of SE07, Epson has established the Imaging Products Marketing Division, which umbrellas both the information and imaging products business and the visual instrument business, to strengthen the integrated marketing function. Based on these structural changes, Epson intends to promote integrated business activities in the i1 and i2 domains.

In addition, Epson will establish the Brand Strategy Office to reinforce the Epson brand in entering new markets.

Accomplishment of operational reform:
The objective of operational reform is to streamline Epson's operations more by reshaping employee awareness, reviewing operations from scratch, and accelerating personnel mobility and transfers of personnel to the areas of focus. This undertaking has continued for a year and a half and has, during this time, been adopted by Epson's subsidiaries and is gradually showing results throughout the entire group company. Epson will continue these undertakings, especially by improving efficiency in the staff departments, developing a system that supports a strong corporate structure.

Basic Policy regarding the Allocation of Profits

Epson intends to improve the cash flow, efficiency of the management and profitability and to return profits to the shareholders upon comprehensive consideration of business results and financial conditions while setting forth the basic policy to continue the stable dividends.

Epson intends to allocate the internal reserve to capital investment for strengthening the corporate structure and research and development investment for new technologies to strengthen the management structure for the future.

Status of Corporate Governance

Basic Policy and Status of Implementation of Measures concerning Corporate Governance:
Epson's basic objectives in the area of corporate governance are to continue to increase corporate value and maintain a high level of transparency and soundness in its operation through strengthening management surveillance functions and ensuring compliance with corporate ethics for customers, employees, shareholders and other stakeholders.

(1) Initiatives to increase corporate value and strengthen surveillance functions

To remain a winner under rapidly changing competitive conditions, Epson is aware that rapid decision making in the management of its operations is extremely important. Accordingly, Epson has delegated substantial management authority to each of its businesses, thus making it possible for the general managers of each business to make decisions autonomously and conduct business activities with speed and flexibility. On the other hand, Epson's board of directors concentrates on supervising the conduct of operations in every business and formulating policies that involve the activities of multiple business domains and giving direction on significant subjects that transcends individual businesses from a strategic corporate perspective. Epson's management deliberation committee and management committee which meet weekly, give thorough consideration to items to be considered by the board and provide assistance to the board in reaching decisions. Through these activities, these committees can set the direction flexibly and efficiently for matters that require approval of representative directors.

Please note that in selecting members of the board of directors, Epson believes that the people best qualified for rapidly making decisions that accurately reflect the company's actual circumstances are those who can share the company's management stance and philosophy. For this reason, Epson does not appoint outside directors to the board and is working to enhance its functions with the current membership system.

To provide for sufficient checks on decision making, Epson is working to enhance its management surveillance functions by improving the quality of audits implemented by its statutory auditors, conducting internal inspections.

Epson has four statutory auditors, including two external statutory auditors, who meet each month to confirm the conduct of management activities. In addition, statutory auditors are participating members not only of the board of directors but also other deliberative groups within the company, including the management deliberation committee. Under this system, statutory auditors are thus in a position to conduct their audits based on the same level of information as members of the board of directors.

Internal auditing functions, including audits of subsidiaries, are conducted periodically by the Auditing Office, which reports directly to the president of the company, and the scope of the department's activities includes the examination of internal operating procedures. Under this system, issues and points for improvement that are selected from the results of internal audits are reported directly to the president and follow-up reports are made on subsequent progress towards improvement.

In addition, prior to preparing plans for audits, the statutory auditors and Auditing Office confer in advance regarding their ideas for accounting policy and accounting plans. Moreover, they exchange reports on auditing results periodically with the objective of enhancing the quality of auditing activities.

(2) Strengthening compliance functions

In1997, Epson prepared its Code of Conduct for Personnel in Management Positions, to provide a set of guidelines for corporate ethics, with the aim of promoting a keener awareness among personnel of their compliance responsibilities as members of society. In 2001, Epson issued its Code of Conduct for Employees to encourage greater sensitivity and understanding of compliance among all staff members. The company conducts regular training programs based on these codes of conduct for various levels of management and staff. In addition, in 2001, Epson established its Compliance Management Committee and began to take action to improve its systems for enhancing functions for ensuring compliance on a day-to-day basis and preventing compliance violations. Other initiatives to strengthen compliance functions include the formation of the Legal Compliance Promotion Office to be responsible for gathering information related to compliance issues (through the Compliance Hotline), which is one of the functions of the Compliance Management Committee.

(3) Upgrading the risk management system

Epson is aware that building a framework for the prevention and resolution of risks that have a significant impact on the management of the company is vital in terms of management. It is creating a company-wide formation of risk management policies in response to changes in its business structure and environment, and is endeavoring to carry out risk prevention and mitigation strategies. Specifically, in addition to establishing separate individual programs for the prevention and reduction of risks that are grasped by each department regarding their business areas, Epson classifies specific risks that require prevention and reduction across the group and is developing programs to address these specific risks. Epson intends to improve the quality of its emergency control system by modeling it on the risk control program, which worked effectively in the riot in Indonesia and the earthquake in Taiwan that Epson experienced in the past. As part of Epson's risk management system, the Risk Management Committee, which is chaired by the President, manages specific risks that affect the entire group and has broad powers to carry out emergency measures.

(4) Enhancing corporate disclosure

Epson emphasizes the timely disclosure ad prompt release of accurate corporation information to the public in accordance with the spirit of fair disclosure and in fulfillment of its responsibilities to be accountable to shareholders, investors and all other stakeholders.
Specific initiatives include the prompt release of quarterly financial reports and expansion of the contents of disclosure. Epson works to promote an accurate understanding of its activities through information meetings, the use of its website, and other means. Epson endeavors on a continuing basis to detect any divergences between the views of management and market participants by providing feedback, obtained through investors and public relation activities, to management on the views of persons outside the company. In addition, Epson maintains a basic policy of actively disclosing information on risks that emerge within the Epson Group.
Looking forward, Epson is scheduled to release its medium-term plan for the group. By disclosing information on its future plans and objectives, the company aims to provide information that will assist investors in making decisions. Releasing this information will also encourage observers outside the company to follow Epson's progress towards its objectives and contribute to effective corporate governance.
Along with these initiatives to strengthen corporate governance, Epson is closely following

developments in the corporate environment as well as trends in the market with the aim of making further improvements in its corporate governance structure.

Summary of personal, financial, business and any other interests in the company of its outside directors and outside statutory auditors:
There are no such interests.

Operating Performance Highlights

The global economy got off to a shaky start in this half year because of many destabilizing factors, particularly the SARS (severe acute respiratory syndrome) epidemic, which broke out in Asia, and concerns over international affairs. In the latter half of this half year , however, due to the recovery of the U.S. economy and the economic expansion of China, where exports were strong, the economy continued to expand. While the global economy showed signs of recovery, however, economies in parts of Europe and Asia showed signs of a setback.

In Japan, continued high unemployment and the cooler than usual summer made for lackluster personal spending levels. On the other hand, corporate profits in Japan were buoyed by the upturn in the U.S. economy and there was an increase in capital expenditure, all of which led the overall Japanese economy, driven by increased corporate spending , to show signs of a turnaround.

As for the main markets of the Epson Group ("Epson"), in the information-related equipment business, personal computer markets showed signs of recovery, notably in Japan and the U.S. markets. In the inkjet printer market, photo printer sales showed steady growth, pulled along by the popularity of digital camera. Sales of multi-function printers (printers that can print, scan, and copy) also boosted considerably. In Japan in particular, mobile phones with high-resolution cameras were extremely popular, and that popularity has given rise to new demand for digital photography. Meanwhile, the appearance of low-price multi-function printers, mainly in North America, led to the rapid growth in the market for multi-function printers, resulting to declining prices of inkjet printers and multi-function printers. LCD (liquid crystal display) projectors experienced an increase in demand because of an expansion in home-projector and education markets, but the average unit price of those projectors fell significantly because of intensified competition among the products in the most popular price range.

In the electronic devices business, while the mobile phone market continued strongly, in overseas markets there was more movement away from phones with monochrome displays to color-display phones, a movement which has produced a rise in demand for color LCDs and color LCD drivers.

The precision products business, however, remains locked in a tough market with lackluster personal spending.

Even under these market conditions, Epson continued its push to further differentiate its products from its competitors in the market, setting a stage for business expansion in the future. Epson continued working hard to drive sales up by introducing a range of strongly competitive products onto the market. In creating these competitive products, which are produced using Epson's unique technologies, Epson used its collective strength of being able to comprehensively control the production process, from the development of key devices through to complete products. Epson also further strengthened and enhanced its line-up of products fitted with pigment ink for inkjet printers, while simultaneously promoting sales with Epson's catch phrase, "DURABrite", which defines Epson's inks as inks that allow materials to maintain a freshly printed appearance over time.

In addition, Epson has strengthened its growth ability and improved its managerial efficiency by focusing its managerial resources on Epson's strong businesses with high growth potential in inkjet printers and multi-function printers, two of Epson's products that has an advantage with their high-quality photo resolution, LCD projectors and their key component, the high-temperature polysilicon TFT (thin film transistor), both of which are expected to command strong growth among home users and information providers, and small and medium LCDs for the portable information devices characterized by their compact, high-resolution, low power-consumption.

Epson has recommenced construction on its new factory (Epson's Chitose plant) to produce the high-temperature polysilicon TFT mentioned above and prepare for the expansion of its market that is expected to follow the coming of the digital society. In continuing with its group-wide reforms for cost reduction and procurement and its business reforms in the management sector, Epson also aims to establish a robust group character that can respond quickly and flexibly to changed environments.

The average exchange rate for this half year were ¥118.05 for the yen against the US dollar and ¥133.46 for the yen against the Euro. Compared with the same period last year, these rates represent a 4% strengthening of the yen against the dollar but a 14% weakening of the yen against the Euro.

As a result of the above circumstances, Epson's net sales for this half year increased by 9.3% on the same period last year to ¥657,854 million ($5,913,294 thousand). Operating income rose by 169.7% on the same period last year to ¥33,115 million ($297,663 thousand), and income before income taxes and minority interest also increased to 323.7% to ¥28,789 million ($258,777 thousand). Net income shot up by 686.8% to ¥16,563 million ($148,881 thousand).

Operating Performance Highlights by Business Segments

Information-related equipment:

Epson worked hard to boost sales of information-related equipment, focusing on sales of products fitted with Epson's unique pigment ink called PX Ink in Japan and DURABrite overseas, activity for a lift in sales by promoting its strategy for Europe, Asia and Oceania of replacing monochrome laser printers with color printers and introduction of new LCD projectors into the market at the most popular price range.

In the imaging and information products business, inkjet printers and multi-function printers (including their related supplies, and the same applies to various printers mentioned below) were affected by the drop in unit price for printers, however, sales increase was achieved due to the rise in the number of printers in use and in the amount of printing being done such as the printing of digital photographs and graphics, led to a jump in ink cartridges sold. Unit prices of laser printers dropped, however sales increase was achieved through growth in sales of related supplies caused by climbing sales of color printers which require a relatively substantial amount of related supplies and an increase in the number of printers being in use (including monochrome printers). Scanners, affected by the expansion of the market for multi-function printers, took a cut in sales. Overall, sales for the imaging and information products business increased.

The visual instruments business did not fare as well, with monitor modules experiencing a considerable drop in sales due to fewer orders for entertainment units, which are the core product among monitor modules, and decreased sales in completed monitors. LCD projectors expanded appreciably in quantity, however sales amount decreased, due to further price reductions. Overall, as a result of these adverse conditions, sales decreased in the visual instruments business.

Sales were up in the system devices business, as improved sales in the U.S. of highly value-added products proposed for novel uses and the successful direct approach to customers carried out in Europe and America boosted sales of terminal modules. These increased sales helped supplement the considerably reduced sales in mini-printer mechanisms, a reduction resulting from the end of the special demand for printers that were being used in elections in Brazil. Consequently, the system devices and personal computer businesses were able to post an overall increased sales.

Operating income in the information-related business decreased as a result of, among other things, reduced market prices and increased sales expenses.

This resulted in net sales for the information-related equipment business segment for the this first half year increasing by 2.5% on the same period last year to ¥422,449 million ($3,797,294 thousand), and operating income decreasing by 16.7% on the same period last year to ¥28,200 million ($253,483 thousand).

Electronic devices:

In the electronics device segment, reductions in procurement costs and cuts in fixed expenses were

carried out in the electronic devices business. Epson also made considerable efforts in implementing strategies to boost sales, such as actively promoting color LCDs in Europe and America and expanding sales of LCD controllers.

In the display business, color STN LCDs and MD-TFD LCDs secured significant sales increases as a result of overseas mobile phone markets' push for replacing monochrome displays with color displays and the quantitative increase of actual units on the market due to the introduction of new types of mobile phones to the Japanese market. On the other hand, sales from monochrome STN LCDs decreased significantly due to reduced demand and, although quantity of high-temperature polysilicon TFT units for LCD projectors increased, the increasing miniaturization of panels and continuous price reduction led to a decrease in sales. Notwithstanding those sales decrease, however, the display business comfortably recorded an overall appreciable increase in sales.

The semiconductor business performed strongly, ending this half year with substantial sales growth. This growth was led by the boosted demand for high-priced color LCD drivers, a boost associated with the growing change to color mobile phone displays.

While the quartz devices business was affected by falling prices, unit increases in crystal oscillators and real-time clock modules, both for mobile phones and digital still camera, led to sales gains overall.

Operating income for the electronic devices segment thus shows significant profit recovery through increased sales for all businesses and through decreases in fixed expenses (such as depreciation) and selling, general and administrative expenses (such as research and development expenses).

This resulted in net sales for the electronic devices business segment for this first half year increasing by 29.1% on the same period last year to ¥210,352 million ($1,890,804 thousand), and operating income was ¥9,441 million ($84,863 thousand) (operating loss was ¥22,250 million on the same period last year).

Precision products:

Facing harsh market conditions in the precision product business segment, Epson developed new products to meet customer's needs and launched initiatives to expand its customer base.

In the watch business, branded products saw a polarization of consumption, with consumption being sharply divided between low- and high-priced products, and that polarization led to reduced quantity of medium-priced products, which are Epson's core products. While there was a steady increase in sales of optical devices in the optical products business, lackluster consumer spending led to sluggish sales of corrective lenses. As a result, sales in the precision instruments business yielded a reduced sales.

Operating income increased for the precision products segment by managing to cut costs, mainly through shifting manufacturing overseas and increasing efficiency in materials procurement.

This resulted in net sales for the precision products business segment for this first half year decreasing by 6.6% on the same period last year to ¥38,581 million ($346,786 thousand), and operating income increasing by 136.7% on the same period last year to ¥1,425 million ($12,809 thousand).

Operating Performance Highlights by Geographic Segments

Japan:

Sales increased for MD-TFD LCDs, color STN LCDs. As a result, net sales increased 7.6% on the same period last year to ¥560,349 million ($5,036,845 thousand), and operating income increased by 1946.5% on the same period last year to ¥18,132 million ($162,984 thousand).

The Americas:

Sales increased for terminal modules, however, scanners and dot matrix printers faced reduced sales. As a result, net sales decreased 0.6% on the same period last year to ¥128,374 million ($1,153,923

thousand), and operating income decreased by 0.8% on the same period last year to ¥3,200 million ($28,764 thousand).

Europe:

Sales rose for inkjet printers, multi-function printers, color STN LCDs and laser printers. As a result, net sales increased 19.1% on the same period last year to ¥126,486 million ($1,136,953 thousand), and operating income increased by 187.2% on the same period last year to ¥1,769 million ($15,901 thousand).

Asia / Oceania:

Sales of inkjet printers and multi-function printers decreased, however, sales were up for MD-TFD LCDs and color STN LCD's. As a result, net sales increased 10.3% on the same period last year to ¥326,745 million ($2,937,033 thousand), and operating income increased by 18.9% on the same period last year to ¥9,963 million ($89,555 thousand).

Cash Flow Performance

Net income for this first half was ¥16,563 million ($148,881 thousand). Depreciation and amortization, principally from the electronic devices business segment, was ¥53,868 million ($484,207 thousand). As for changes to assets and liabilities, inventory increased by ¥14,740 million ($132,494 thousand). As a result, cash flows from operating activities came to ¥73,092 million ($657,007 thousand).

Cash flows from investing activities ran a deficit of ¥41,968 million ($377,240 thousand) mainly due to payments of capital expenditure, principally in the imaging and information products business, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period which amounted to ¥46,357 million ($416,692 thousand).

Cash flows from financial activities yielded a cash flow revenue of ¥49,221 million ($442,436 thousand), which includes revenue of ¥109,915 million ($988,000 thousand) from the issuance of new stocks, which was due to Epson's listing on the stock exchange and the exercise of over allotment in association with the listing and reduction of ¥59,221 million ($532,323 thousand) from short- and long-term loans in accordance with new loans and loan repayments.

As a result, cash and cash equivalents as of September 30, 2003 became ¥270,009 million ($2,427,047 thousand).

Highlights of the Second Quarter

Sales for the second quarter rose by 10.7% on the same period last year to ¥342,661 million ($3,080,099 thousand), substantially boosted by revenues from the electronic devices business, in which LCDs for mobile phones performed well, and augmented sales in the information-related equipment business. Even with the decrease of income for the information-related equipment business caused by price reduction, operating income finished higher than the same period last year with a 138.0% jump to ¥18,898 million ($169,870 thousand), which was due to a considerable recovery achieved in the electronic devices business. This recovery in the electronic devices business was in part due to increased sales and reduced depreciation costs, which in turn was as a result of stringent, decisive investment decisions. Net income for this quarter likewise rocketed up 233.4% on the same period last year to ¥10,595 million ($95,236 thousand).

Interim Cash Dividend

On October 30, 2003, the board of directors approved the declaration of interim cash dividend at ¥9.00 ($0.08) per share to the shareholders of record as at September 30, 2003.

Forecast for fiscal year ending March 31, 2004

Epson's outlook for the latter period remains unchanged from the October 22 forecast. The assumption for foreign exchange rate for the 2nd half year are U.S.$1=¥115 and Euro1=¥130. Foreign exchange effect to income are limited due to balanced accounts receivables and payables for U.S.$ and, foreign exchange contract are concluded for Euro to hedge foreign exchange fluctuations.

Outlook for Consolidated Results

Full year

	FY 2002	Current Outlook	Change
Net Sales	¥1,322.5 billion	¥1,414.0 billion	¥91.5 billion
Income before income tax and minority interest	¥31.6 billion	¥57.0 billion	¥25.4 billion
Net income	¥12.5 billion	¥33.0 billion	¥ 20.5 billion

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen				Thousands of U.S. dollars
	September 30, 2003	March 31, 2003	Change	September 30, 2002	September 30, 2003
ASSETS					
Current assets:					
Cash and cash equivalents	¥270,009	¥192,288	¥77,721	¥167,764	$2,427,047
Time deposits	410	498	(88)	9,324	3,686
Notes and accounts receivable, trade	214,228	218,280	(4,052)	215,656	1,925,645
Inventories	177,286	167,478	9,808	184,996	1,593,582
Other current assets	81,975	71,010	10,965	78,562	736,854
Allowance for doubtful accounts	(4,138)	(4,244)	106	(4,421)	(37,196)
Total current assets	739,770	645,310	94,460	651,881	6,649,618
Property, plant and equipment:					
Buildings and structures	376,632	378,268	(1,636)	378,140	3,385,456
Machinery and equipment	462,091	472,977	(10,886)	464,563	4,153,627
Furniture and fixtures	178,309	177,972	337	173,244	1,602,778
Land	53,468	53,794	(326)	54,762	480,611
Other	10,764	11,962	(1,198)	11,385	96,755
	1,081,264	1,094,973	(13,709)	1,082,094	9,719,227
Accumulated depreciation	(666,941)	(652,204)	(14,737)	(615,579)	(5,994,975)
	414,323	442,769	(28,446)	466,515	3,724,252
Investments and other assets:					
Investment securities	38,202	35,906	2,296	27,297	343,389
Intangible assets	24,715	26,955	(2,240)	29,069	222,157
Other assets	34,579	46,020	(11,441)	64,522	310,822
Allowance for doubtful accounts	(760)	(880)	120	(1,179)	(6,831)
	96,736	108,001	(11,265)	119,709	869,537
Total assets	¥1,250,829	¥1,196,080	¥54,749	¥1,238,105	$11,243,407

The accompanying notes are an integral part of these financial statements.

	Millions of yen				Thousands of U.S. dollars
	September 30, 2003	March 31, 2003	Change	September 30, 2002	September 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term bank loans	¥116,212	¥142,198	¥(25,986)	¥192,795	$1,044,602
Current portion of long-term debt	82,681	70,258	12,423	59,698	743,200
Notes and accounts payable, trade	133,706	115,966	17,740	121,176	1,201,852
Accounts payable, other	57,215	77,492	(20,277)	58,912	514,292
Income taxes payable	6,569	8,316	(1,747)	7,597	59,047
Accrued bonuses	15,606	13,590	2,016	16,073	140,279
Accrued warranty costs	13,044	14,275	(1,231)	23,060	117,249
Other current liabilities	57,251	50,992	6,259	51,420	514,616
Total current liabilities	482,284	493,087	(10,803)	530,731	4,335,137
Long-term liabilities:					
Long-term debt	348,270	396,934	(48,664)	394,445	3,130,517
Accrued pension and severance costs	8,900	9,242	(342)	25,415	80,000
Accrued directors' and statutory auditors' retirement allowances	1,606	2,403	(797)	2,273	14,436
Other long-term liabilities	8,359	10,490	(2,131)	11,132	75,137
Total long-term liabilities	367,135	419,069	(51,934)	433,265	3,300,090
Minority interest in subsidiaries	2,540	2,608	(68)	2,074	22,832
Shareholders' equity:					
Common stock, no par value	53,204	12,531	40,673	12,531	478,238
Additional paid-in capital	79,501	10,259	69,242	10,259	714,616
Retained earnings	279,874	264,874	15,000	255,571	2,515,721
Net unrealized gains on other securities	1,856	167	1,689	(73)	16,683
Translation adjustments	(15,565)	(6,515)	(9,050)	(6,253)	(139,910)
Treasury stock	(0)	(0)	-	(0)	(0)
Total shareholders' equity	398,870	281,316	117,554	272,035	3,585,348
Commitments and contingent liabilities					
Total liabilities and shareholders' equity	¥1,250,829	¥1,196,080	¥54,749	¥1,238,105	$11,243,407

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

Six months ended September 30:

	Millions of yen					Thousands of U.S. dollars
	Six months ended September 30,				Year ended March 31,	Six months ended September 30,
	2003	2002	Change		2003	2003
Net sales	¥657,854	¥601,997	¥55,857	9.3%	¥1,322,453	$5,913,294
Cost of sales	472,312	445,781	26,531	6.0%	959,865	4,245,501
Gross profit	185,542	156,216	29,326	18.8%	362,588	1,667,793
Selling, general and administrative expenses:						
Salaries and wages	38,360	36,542	1,818	5.0%	72,597	344,809
Advertising	12,233	10,112	2,121	21.0%	30,138	109,960
Sales promotion	13,427	11,542	1,885	16.3%	30,364	120,692
Research and development costs	20,693	20,854	(161)	(0.8%)	42,787	186,004
Shipping costs	8,624	7,748	876	11.3%	19,756	77,519
Provision for doubtful accounts	418	437	(19)	(4.3%)	665	3,757
Other	58,672	56,703	1,969	3.5%	116,921	527,389
	152,427	143,938	8,489	5.9%	313,228	1,370,130
Operating income	33,115	12,278	20,837	169.7%	49,360	297,663
Other income:						
Interest and dividend income	851	554	297	53.6%	1,289	7,649
Reversal of specific warranty costs	-	-	-		2,982	-
Gain on transfer to government of the substitutional portion of pension liabilities	-	-	-	-	17,577	-
Other	2,929	3,974	(1,045)	(26.3%)	7,950	26,328
	3,780	4,528	(748)	(16.5%)	29,798	33,977
Other expenses:						
Interest expenses	3,286	2,963	323	10.9%	6,257	29,537
Net loss on foreign exchange	171	3,168	(2,997)	(94.6%)	5,552	1,537
Loss on disposal of property, plant and equipment	1,729	1,396	333	23.9%	3,233	15,542
Reorganization costs	1,563	98	1,465	1494.9%	23,955	14,049
Other	1,357	2,386	(1,029)	(43.1%)	8,532	12,198
	8,106	10,011	(1,905)	(19.0%)	47,529	72,863
Income before income taxes and minority interest	28,789	6,795	21,994	323.7%	31,629	258,777
Income taxes:						
Current	5,960	6,943	(983)	(14.2%)	12,368	53,573
Deferred	6,043	(2,470)	8,513	-	6,289	54,319
	12,003	4,473	7,530	168.3%	18,657	107,892
Income before minority interest	16,786	2,322	14,464	622.9%	12,972	150,885
Minority interest in subsidiaries	223	217	6	2.8%	462	2,004
Net income	¥16,563	¥2,105	¥14,458	686.8%	¥12,510	$148,881

	Yen					U.S. dollars
Per share:						
Net income (loss)	¥94.53	¥13.86	¥80.67	582.0%	¥81.08	$0.85
Cash dividends	¥9.00	¥9.00	-	-	¥18.00	$0.08

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30,				Three months ended September 30,
	2003	2002	Change		2003
Net sales	¥342,661	¥309,600	¥33,061	10.7%	$3,080,099
Cost of sales	247,461	229,535	17,926	7.8%	2,224,369
Gross profit	95,200	80,065	15,135	18.9%	855,730
Selling, general and administrative expenses:					
Salaries and wages	19,142	18,175	967	5.3%	172,063
Advertising	5,958	5,648	310	5.5%	53,555
Sales promotion	7,028	6,203	825	13.3%	63,173
Research and development costs	10,769	10,294	475	4.6%	96,800
Shipping costs	4,587	3,892	695	17.9%	41,231
Provision for doubtful accounts	55	376	(321)	(85.4%)	494
Other	28,763	27,536	1,227	4.5%	258,544
	76,302	72,124	4,178	5.8%	685,860
Operating income	18,898	7,941	10,957	138.0%	169,870
Other income:					
Interest and dividend income	329	206	123	59.7%	2,957
Net gain on foreign exchange	980	-	980	-	8,809
Other	1,264	2,160	(896)	(41.5%)	11,362
	2,573	2,366	207	8.7%	23,128
Other expenses:					
Interest expenses	1,648	1,486	162	10.9%	14,814
Net loss on foreign exchange	-	114	(114)	-	-
Loss on disposal of property, plant and equipment	1,239	1,051	188	17.9%	11,137
Reorganization costs	1,563	98	1,465	1494.9%	14,049
Other	517	1,524	(1,007)	(66.1%)	4,647
	4,967	4,273	694	16.2%	44,647
Income before income taxes and minority interest	16,504	6,034	10,470	173.5%	148,351
Income taxes	5,779	2,745	3,034	110.5%	51,946
Income before minority interest	10,725	3,289	7,436	226.1%	96,405
Minority interest in subsidiaries	130	111	19	17.1%	1,169
Net income	¥10,595	¥3,178	¥7,417	233.4%	$95,236

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Change in Shareholders' Equity (Unaudited)

Six months ended September 30:

		Millions of yen						
	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income for the six months ended September 30, 2002	-	-	-	-	-	-	2,105	2,105
Cash dividends	-	-	-	-	-	-	(1,367)	(1,367)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(98)	(98)
Net unrealized losses on other securities	-	-	-	(1,359)	-	-	-	(1,359)
Translation adjustments	-	-	-	-	(7,595)	-	-	(7,595)
Balance at September 30, 2002	151,864,592	¥12,531	¥10,259	¥(73)	¥(6,253)	¥(0)	¥255,571	¥272,035
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316
Net income for the half year ended September 30, 2003	-	-	-	-	-	-	16,563	16,563
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	-	-	-	(1,367)	(1,367)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(196)	(196)
Net unrealized gain on other securities	-	-	-	1,689	-	-	-	1,689
Translation adjustments	-	-	-	-	(9,050)	-	-	(9,050)
Changes in treasury stock	-	-	-	-	-	(0)	-	(0)
Balance at September 30, 2003	196,364,592	¥53,204	¥79,501	¥1,856	¥(15,565)	¥(0)	¥279,874	¥398,870

		Millions of yen						
	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income	-	-	-	-	-	-	12,510	12,510
Cash dividends	-	-	-	-	-	-	(2,734)	(2,734)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(98)	(98)
Increase due to affiliates newly accounted for under the equity method	-	-	-	-	-	-	265	265
Net unrealized losses on other securities	-	-	-	(1,119)	-	-	-	(1,119)
Translation adjustments	-	-	-	-	(7,857)	-	-	(7,857)
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2003	$112,638	$92,216	$1,501	$(58,562)	$(0)	$2,380,890	$2,528,683
Net income for the six months ended September 30, 2003	-	-	-	-	-	148,881	148,881
Issuance of common stock under public offering	365,600	622,400	-	-	-	-	988,000
Cash dividends	-	-	-	-	-	(12,288)	(12,288)
Bonuses to directors and statutory auditors	-	-	-	-	-	(1,762)	(1,762)
Net unrealized gain on other securities	-	-	15,182	-	-	-	15,182
Translation adjustments	-	-	-	(81,348)	-	-	(81,348)
Changes in treasury stock	-	-	-	-	(0)	-	(0)
Balance at September 30, 2003	$478,238	$714,616	$16,683	$(139,910)	$(0)	$2,515,721	$3,585,348

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
		Millions of yen						
Balance at June 30, 2002	151,864,592	¥12,531	¥10,259	¥795	¥(9,195)	¥(0)	¥252,393	¥266,783
Net income for the three months ended September 30, 2002	-	-	-	-	-	-	3,178	3,178
Bonuses to directors and statutory auditors	-	-	-	-	-	-	-	-
Net unrealized losses on other securities	-	-	-	(868)	-	-	-	(868)
Translation adjustments	-	-	-	-	2,942	-	-	2,942
Balance at September 30, 2002	151,864,592	¥12,531	¥10,259	¥(73)	¥(6,253)	¥(0)	¥255,571	¥272,035
Balance at June 30, 2003	191,864,592	¥49,091	¥72,499	¥1,001	¥(4,942)	¥(0)	¥269,279	¥386,928
Net income for the three months ended September 30, 2003	-	-	-	-	-	-	10,595	10,595
Issuance of common stock under public offering	4,500,000	4,113	7,002			-	-	11,115
Net unrealized gain on other securities	-	-	-	855	-	-	-	855
Translation adjustments	-	-	-	-	(10,623)	-	-	(10,623)
Changes in treasury stock	-	-	-	-	-	(0)	-	(0)
Balance at September 30, 2003	196,364,592	¥53,204	¥79,501	¥1,856	¥(15,565)	¥(0)	¥279,874	¥398,870

	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
	Thousands of U.S. dollars						
Balance at June 30, 2003	$441,267	$651,677	$8,998	$(44,422)	$(0)	$2,420,485	$3,478,005
Net income for the six months ended September 30, 2003	-	-	-	-	-	95,236	95,236
Issuance of common stock under public offering	36,971	62,939	-	-	-	-	99,910
Net unrealized gain on other securities	-	-	7,685	-	-	-	7,685
Translation adjustments	-	-	-	(95,488)	-	-	(95,488)
Changes in treasury stock	-	-	-	-	(0)	-	(0)
Balance at September 30, 2003	$478,238	$714,616	$16,683	$(139,910)	$(0)	$2,515,721	$3,585,348

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Six months ended September 30:

	Millions of yen				Thousands of U.S. dollars
	Six months ended September 30,			Year ended March 31,	Six months ended September 30,
	2003	2002	Change	2003	2003
Cash flows from operating activities:					
Net income	¥16,563	¥2,105	¥14,458	¥12,510	$148,881
Adjustments to reconcile net income to net cash provided by operating activities-					
Depreciation and amortization	53,868	59,300	(5,432)	127,406	484,207
Reorganization costs	1,563	-	1,563	23,002	14,049
Accrual for net pension and severance costs, less payments	(1,729)	(23)	(1,706)	(18,212)	(15,542)
Net loss on sales and disposal of property, plant and equipment	1,796	986	810	1,978	16,144
Equity in net (gains) losses under the equity method	(121)	(35)	(86)	95	(1,088)
Deferred income taxes	6,043	(2,470)	8,513	6,289	54,319
(Increase) decrease in allowance for doubtful accounts	43	36	7	(459)	387
Accrued income taxes	(2,264)	(1,771)	(493)	(1,839)	(20,351)
Decrease in notes and accounts receivable, trade	2,939	23,374	(20,435)	20,636	26,418
(Increase) decrease in inventories	(14,740)	(15,694)	954	2,471	(132,494)
Increase (decrease) in notes and accounts payable, trade	16,561	4,658	11,903	(3,613)	148,863
Other	(7,430)	(13,501)	6,071	(10,760)	(66,786)
Net cash provided by operating activities	73,092	56,965	16,127	159,504	657,007
Cash flows from investing activities:					
Payment for purchases of property, plant and equipment	(41,569)	(53,080)	11,511	(85,274)	(373,654)
Proceeds from sales of property, plant and equipment	1,712	3,663	(1,951)	7,872	15,389
Payments for purchases of intangible assets	(4,788)	(3,792)	(996)	(8,898)	(43,038)
Payments of long-term prepaid expenses	(124)	(2,141)	2,017	(10,943)	(1,115)
Other	2,801	(11,006)	13,807	(10,700)	25,178
Net cash used in investing activities	(41,968)	(66,356)	24,388	(107,943)	(377,240)
Cash flows from financing activities:					
Increase (decrease) in short-term borrowings	(23,832)	(7,226)	(16,606)	(56,723)	(214,220)
Proceeds from long-term debt	27,500	110,101	(82,601)	150,644	247,191
Repayments of long-term debt	(62,889)	(54,331)	(8,558)	(81,568)	(565,294)
Issuance of common stock	109,915	-	109,915	-	988,000
Cash dividends	(1,367)	(1,367)	-	(2,734)	(12,288)
Other	(106)	(356)	250	(508)	(953)
Net cash provided by financing activities	49,221	46,821	2,400	9,111	442,436
Effect of exchange rate fluctuations on cash and cash equivalents	(2,624)	(975)	(1,649)	307	(23,587)
Net increase in cash and cash equivalents	77,721	36,455	41,266	60,979	698,616
Cash and cash equivalents at beginning of the period	192,288	131,309	60,979	131,309	1,728,431
Cash and cash equivalents at end of the period	¥270,009	¥167,764	¥102,245	¥192,288	$2,427,047
Supplemental disclosures of cash flow information:					
Cash received and paid during the year for-					
Interest and dividend received	¥861	¥1,471	¥(610)	¥2,227	$7,739
Interest paid	¥(3,259)	¥(3,675)	¥416	¥(6,143)	$(29,294)
Income taxes paid	¥(8,224)	¥(8,714)	¥490	¥(14,207)	$(73,924)

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Three months ended September 30,			Three months ended September 30, 2003
	2003	2002	Change	
Cash flows from operating activities:				
Net income	¥10,595	¥3,178	¥7,417	$95,236
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	27,497	30,437	(2,940)	247,164
Reorganization costs	1,563	-	1,563	14,049
Accrual for net pension and severance costs, less payments	(553)	4	(557)	(4,971)
Net loss on sales and disposal of property, plant and equipment	1,403	1,073	330	12,611
Equity in net (gains) losses under the equity method	(66)	29	(95)	(593)
Deferred income taxes	5,761	(1,907)	7,668	51,784
(Increase) decrease in allowance for doubtful accounts	(281)	202	(483)	(2,526)
Accrued income taxes	(1,413)	4,739	(6,152)	(12,701)
Decrease in notes and accounts receivable, trade	(10,750)	(8,096)	(2,654)	(96,629)
(Increase) decrease in inventories	(1,262)	(10,715)	9,453	(11,344)
Increase (decrease) in notes and accounts payable, trade	7,759	660	7,099	69,744
Other	(343)	2,110	(2,453)	(3,083)
Net cash provided by operating activities	39,910	21,714	18,196	358,741
Cash flows from investing activities:				
Payment for purchases of property, plant and equipment	(20,947)	(26,536)	5,589	(188,288)
Proceeds from sales of property, plant and equipment	1,329	1,573	(244)	11,946
Payments for purchases of intangible assets	(1,650)	(1,978)	328	(14,831)
Payments of long-term prepaid expenses	(95)	(2,121)	2,026	(854)
Other	2,092	(11,514)	13,606	18,805
Net cash used in investing activities	(19,271)	(40,576)	21,305	(173,222)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(16,240)	(26,279)	10,039	(145,977)
Proceeds from long-term debt	25,000	100,354	(75,354)	224,719
Repayments of long-term debt	(59,636)	(53,747)	(5,889)	(536,054)
Issuance of common stock	11,115	-	11,115	99,910
Cash dividends	-	-	-	-
Other	(5)	17	(22)	(45)
Net cash provided by financing activities	(39,766)	20,345	(60,111)	(357,447)
Effect of exchange rate fluctuations on cash and cash equivalents	(2,849)	549	(3,398)	(25,609)
Net increase in cash and cash equivalents	(21,976)	2,032	(24,008)	(197,537)
Cash and cash equivalents at beginning of the period	291,985	165,732	126,253	2,624,584
Cash and cash equivalents at end of the period	¥270,009	¥167,764	¥102,245	$2,427,047
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for-				
Interest and dividend received	¥324	¥751	¥(427)	$2,912
Interest paid	¥(2,065)	¥(2,133)	¥68	$(18,562)
Income taxes paid (refunded)	¥(1,431)	¥86	¥(1,517)	$(12,863)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of September 30, 2003, and for the three months and six months ended September 30, 2003 are an English translation of the Japanese consolidated financial statements of Epson, which have been prepared in accordance with accounting principles and practices generally accepted in Japan. The interim consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results of the interim period presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles and practices in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned

companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Translation of foreign currency transactions and accounts -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which represent low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other

securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over their estimated useful lives, ranging from three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Income taxes –

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

In May 29, 2003, the Company obtained approval from the National tax agency for filing consolidated tax returns from the year beginning April 1, 2003. The company has adopted the consolidated tax return system for the calculation of income taxes effective from the six months ended September 30, 2003.

(11) Pension and severance costs -

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan (the "welfare pension plan") covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covers the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to

limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs and actuarial gains and losses are amortized based on the straight-line method over a period of five years.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(13) Research and development costs -

Research and development costs are expensed as incurred.

(14) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding

paragraph.

(15) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each applicable period.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and statutory auditors", which is determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and statutory auditors" was charged to income in the current year.

(16) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥111.25 = U.S.$1, the rate of exchange prevailing at September 30, 2003, has been used.

4. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which was included in investment securities at September 30, 2003, March 31,2003, and September 30, 2002 were as follows:

	Millions of yen			
	September 30, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥4,338	¥3,115	¥(70)	¥7,383
Debt securities	52	4	-	56
Other	594	77	(11)	660
Total	¥4,984	¥3,196	¥(81)	¥8,099

	Millions of yen			
	March 31, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥4,337	¥564	¥(235)	¥4,666
Debt securities	52	5	(-)	57
Other	582	-	(42)	540
Total	¥4,971	¥569	¥(277)	¥5,263

	Millions of yen			
	September 30, 2002			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥5,992	¥508	¥(456)	¥6,044
Debt securities	53	5	(-)	58
Other	714	0	(117)	597
Total	¥6,759	¥513	¥(573)	¥6,699

	Thousands of U.S. dollars			
	September 30, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	$38,993	$28,000	$(629)	$66,364
Debt securities	467	36	-	503
Other	5,340	692	(99)	5,933
Total	$44,800	$28,728	$(728)	$72,800

The carrying amount of unlisted investment securities at September 30, 2003, March 31, 2003 and September 30, 2002 were ¥19,228 million ($172,836 thousand), ¥19,515 million and ¥9,563 million, respectively.

For the six months ended September 30, 2003 and 2002 and for the year ended March 31,2003, devaluation of the values of other securities with an aggregate market value of ¥0 million ($0 thousand), ¥446 million and ¥2,251 million, respectively, were charged to current income. The devaluation is principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

5. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts, notional amounts and fair values of derivatives as at September 30, 2003, March 31, 2003 and September 30, 2002, respectively, by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	September 30, 2003		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	¥4,597	¥4,352	¥245
Euro	35,399	33,644	1,755
Sterling pound	362	370	(8)
Australian dollar	1,490	1,497	(7)
Swiss Francs	1,910	1,903	7
Thai bath	269	273	(4)
Polish Zloty	28	28	(0)
Purchased -			
U.S. dollar	1,747	1,716	(31)
Euro	3	3	(0)
Sterling pound	373	370	(3)
Japanese yen	286	283	(3)
Total unrealized gains from forward exchange contracts			¥1,951

There were no interest rate swap transactions outstanding at September 30, 2003.

	Millions of yen		
	March 31, 2003		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	¥8,196	¥8,239	¥(43)
Euro	20,086	20,740	(654)
Sterling pound	679	681	(2)
Australian dollar	553	555	(2)
Swiss Francs	1,541	1,552	(11)
Thai baht	150	149	1
Purchased -			
U.S. dollar	5,903	6,054	151
Euro	17	17	0
Japanese yen	214	213	(1)
Total unrealized losses from forward exchange contracts			¥(561)

There were no interest rate swap transactions outstanding at March 31, 2003.

	Millions of yen		
	September 30, 2002		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	¥6,702	¥6,895	¥(193)
Euro	24,401	24,983	(582)
Sterling pound	2,297	2,320	(23)
Australian dollar	1,396	1,412	(16)
Thai baht	246	253	(7)
Purchased -			
U.S. dollar	6,427	6,475	48
Euro	3,869	3,904	35
Total unrealized losses from forward exchange contracts			¥(738)

There were no interest rate swap transactions outstanding at September 30, 2002.

Instruments	Thousands of U.S. dollars September 30, 2003 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar	$41,321	$39,119	$2,202
Euro	318,193	302,418	15,775
Sterling pound	3,254	3,326	(72)
Australian dollar	13,393	13,456	(63)
Swiss Francs	17,169	17,106	63
Thai baht	2,418	2,454	(36)
Polish Zloty	252	252	(0)
Purchased -			
U.S. dollar	15,703	15,425	(278)
Euro	27	27	(0)
Sterling pound	3,353	3,326	(27)
Japanese yen	2,571	2,544	(27)
Total unrealized gains from forward exchange contracts			$17,537

There were no interest rate swap transactions outstanding at September 30, 2003.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

6. Assets pledged as collateral for secured loans and debt:

Assets pledged as collateral for secured loans and debt at September 30, 2003, March 31, 2003 and September 30, 2002 were as follows:

Pledged assets	Millions of yen September 30, 2003	March 31, 2003	September 30, 2002	Thousands of U.S. dollars September 30, 2003
Land	¥386	¥727	¥386	$3,469
Buildings and structures	1,527	1,602	1,650	13,726
Machinery and equipment	425	483	568	3,820
Furniture and fixtures	21	26	-	189
Total	¥2,359	¥2,838	¥2,604	$21,204

Secured loans and debt	Millions of yen			Thousands of U.S. dollars
	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Current portion of long-term debt	¥119	¥194	¥202	$1,070
Long-term debt	4	30	123	36
Total	¥123	¥224	¥325	$1,106

In the six months ended September 30, 2003, Epson has line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($359,551 thousand). As at September 30, 2003, there were unused credit lines of ¥40,000 million ($359,551 thousand) outstanding and available.

7. Pension Plan:

On July 15, 2003, the Company and, on August 22, 2003, one consolidated subsidiary decided to change approximately half of its tax-qualified pension plans from defined benefit plans to new non-tax-qualified defined contribution plans and the remaining half from tax-qualified defined benefit plans to new non-tax-qualified defined benefit plans both beginning April 1, 2004. The Company is in the process of estimating the effect on income for this plan amendment for the year ending March 31, 2004 in accordance with "Accounting for Transfers between Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan). In order to effect the change, the Company and one consolidated subsidiary must make a contribution to the pension fund for the unfunded portion of the tax-qualified defined benefit plans at the date of transfer, March 31, 2004. The additional contribution amount has not yet been determined.

8. Shareholders' equity:

The shares of common stock were listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. At the same time as the listing, 40,000,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥98,800 million ($888,090 thousand). Of the 40,000,000 shares, 23,805,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥36,560 ($328,629 thousand) and ¥62,240 ($559,461 thousand), respectively.

In addition to the 40,000,000 shares of common stock issued on June 24, 2003, Nikko Citigroup Limited offered to the public in Japan 4,500,000 existing shares in order to provide for an over-allotment and to create a short position in the shares of common stock. In connection with the offering of the over-allotted shares, a resolution at the board of directors' meeting held on June 16, 2003 was made for Epson to grant Nikko Citigroup Limited an option to purchase 4,500,000 new shares of common stock solely to cover the

short position in the shares of common stock created by the offering of the over-allotted shares. Nikko Citigroup Limited exercised this option on July 18, 2003 and payment to Epson was completed on July 23, 2003. As a result, 4,500,000 shares of common stock were issued on July 24, 2003. Due to this issuance, common stock and additional paid-in capital increased ¥4,113 million ($36,971 thousand) and ¥7,002 million ($62,939 thousand), respectively, resulting in 196,364,592 shares of outstanding common stock. Epson intends to use the proceeds for financing capital expenditures and for research and development.

9. Net income per share:

Net income per share for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2003	2002	2003	2003
Net income attributable to common shares	¥16,563	¥2,105	¥12,510	$148,881
Less: Bonuses to directors and statutory auditors	(-)	(-)	(196)	(-)
	¥16,563	¥2,105	¥12,314	$148,881
Weighted average number of common shares outstanding	175,200,552	151,864,511	151,864,511	
	Yen	Yen	Yen	U.S. dollars
Net income per share:				
-Basic	¥94.53	¥13.86	¥81.08	$0.85
-Diluted	¥94.36	-	-	$0.85

In connection with the offering of the over-allotted shares granted to Nikko Citigroup Limited, 310,394 potential common shares were included in the diluted number of shares outstanding.

10. Reorganization costs:

The reorganization costs for the six months ended September 30, 2003 mainly represents reorganization for certain overseas manufacturing plants in the display business.

11. Cash flow information:

Cash and cash equivalents at September 30, 2003, March 31, 2003 and September 30, 2002 were composed of the following:

	Millions of yen			Thousands of U.S. dollars
	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Cash and deposits	¥272,187	¥194,334	¥178,010	$2,446,625
Investment with maturities of three months or less	-	-	1	-
Sub-total	272,187	194,334	178,011	2,446,625
Less:				
Short-term bank loans (overdrafts)	(1,768)	(1,548)	(922)	(15,892)
Time deposits due over three months	(410)	(498)	(9,324)	(3,686)
Investments held for more than three months	(0)	(-)	(1)	(0)
Cash and cash equivalents	¥270,009	¥192,288	¥167,764	$2,427,047

12. Leases:

As described in Note 2 (14), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the six months ended September 30, 2003, 2002 and for the year ended March 31, 2003 amounted to ¥1,929 million ($17,339 thousand), ¥5,457 million, and ¥9,039 million respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at September 30, 2003, March 31, 2003 and September 30, 2002 would have been as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Acquisition cost:				
Machinery and equipment	¥3,145	¥13,728	¥26,804	$28,270
Furniture and fixtures	6,741	7,082	7,544	60,593
Intangible assets	1,506	1,919	2,354	13,537
	11,392	22,729	36,702	102,400
Less: accumulated depreciation	(6,790)	(17,586)	(28,982)	(61,034)
Net book value	¥4,602	¥5,143	¥7,720	$41,366

Depreciation expenses for these leased assets for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 would have been ¥1,791 million ($16,099 thousand), ¥5,088 million and ¥8,422 million, respectively, if they were computed in accordance with the straight-line method over the

periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 would have been ¥54 million ($485 thousand), ¥135 million, and ¥214 million, respectively.

Future lease payments for capital leases at September 30, 2003, March 31, 2003 and September 30, 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
Future lease payments	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Due within one year	¥2,182	¥2,812	¥5,091	$19,613
Due after one year	2,504	2,469	2,899	22,508
Total	¥4,686	¥5,281	¥7,990	$42,121

Future lease payments for non-cancelable operating leases as a lessee at September 30, 2003, March 31, 2003 and September 30, 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
Future lease payments	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Due within one year	¥2,898	¥2,983	¥2,748	$26,049
Due after one year	10,244	10,071	7,229	92,081
Total	¥13,142	¥13,054	¥9,977	$118,130

In addition, future lease receipts for non-cancelable operating leases as a lessor at September 30, 2003, March 31, 2003 and September 30, 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
Future lease receipts	September 30, 2003	March 31, 2003	September 30, 2002	September 30, 2003
Due within one year	¥346	¥338	¥328	$3,110
Due after one year	2,435	2,589	2,736	21,888
Total	¥2,781	¥2,927	¥3,064	$24,998

13. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at September 30, 2003, March 31, 2003 and September 30, 2002 were ¥4,118 million ($37,016 thousand), ¥4,534 million, and ¥4,871,

million, respectively. In addition, contingent liabilities for guarantee of bank loans to Xeus Inc., an affiliate of the company at September 30, 2002, was ¥38 million. Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at September 30, 2003, March 31, 2003 and September 30, 2002 were ¥19 million ($171 thousand), ¥160 million, and ¥83 million, respectively.

14. Segment information:

(1) Business segment information-

	Millions of yen					Thousands of U.S. dollars
	Six months ended September 30,				Year ended March 31,	Six months ended September 30,
	2003	2002	Change		2003	2003
Information-related equipment:						
Net sales						
Customers	¥421,137	¥409,866	¥11,271	2.7%	¥911,459	$3,785,501
Inter-segment	1,312	2,465	(1,153)	(46.8%)	4,398	11,793
Total	422,449	412,331	10,118	2.5%	915,857	3,797,294
Operating expenses	394,249	378,495	15,754	4.2%	835,431	3,543,811
Operating income (loss)	¥28,200	¥33,836	¥(5,636)	(16.7%)	¥80,426	$253,483
Electronic devices:						
Net sales						
Customers	¥197,258	¥149,396	¥47,862	32.0%	¥328,460	$1,773,105
Inter-segment	13,094	13,499	(405)	(3.0%)	25,828	117,699
Total	210,352	162,895	47,457	29.1%	354,288	1,890,804
Operating expenses	200,911	185,145	15,766	8.5%	382,288	1,805,941
Operating income (loss)	¥9,441	¥(22,250)	¥31,691	-	¥(28,000)	$84,863
Precision products:						
Net sales						
Customers	¥37,091	¥40,130	¥(3,039)	(7.6%)	¥77,155	$333,393
Inter-segment	1,490	1,186	304	25.6%	2,590	13,393
Total	38,581	41,316	(2,735)	(6.6%)	79,745	346,786
Operating expenses	37,156	40,714	(3,558)	(8.7%)	79,100	333,977
Operating income (loss)	¥1,425	¥602	¥823	136.7%	¥645	$12,809
Other:						
Net sales						
Customers	¥2,368	¥2,605	¥(237)	(9.1%)	¥5,379	$21,295
Inter-segment	11,422	8,668	2,754	31.8%	20,931	102,670
Total	13,790	11,273	2,517	22.3%	26,310	123,965
Operating expenses	19,917	11,487	8,430	73.4%	30,042	179,039
Operating income (loss)	¥(6,127)	¥(214)	¥(5,913)	-	¥(3,732)	$(55,074)
Eliminations and corporate:						
Net Sales	¥(27,318)	¥(25,818)	¥(1,500)	-	¥(53,747)	$(245,555)
Operating expenses	(27,494)	(26,122)	(1,372)	-	(53,768)	(247,137)
Operating income (loss)	¥176	¥304	¥(128)	(42.1%)	¥21	$1,582
Consolidated:						
Net Sales	¥657,854	¥601,997	¥55,857	9.3%	¥1,322,453	$5,913,294
Operating expenses	624,739	589,719	35,020	5.9%	1,273,093	5,615,631
Operating income (loss)	¥33,115	¥12,278	¥20,837	169.7%	¥49,360	$297,663

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, multi-function printers, large format printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers of use in POS systems and personal computers.

Electronic devices segment, including semiconductor products, small and medium-sized LCD modules, TFT LCD modules for LCD projectors, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new business still in the start-up phase, are categorized within "Other".

	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30,				Three months ended September 30,
	2003	2002	Change		2003
Information-related equipment:					
Net sales					
Customers	¥216,472	¥206,037	¥10,435	5.1%	$1,945,816
Inter-segment	838	1,670	(832)	(49.8%)	7,532
Total	217,310	207,707	9,603	4.6%	1,953,348
Operating expenses	204,689	192,453	12,236	6.4%	1,839,901
Operating income (loss)	¥12,621	¥15,254	¥(2,633)	(17.3%)	$113,447
Electronic devices:					
Net sales					
Customers	¥105,364	¥81,615	¥23,749	29.1%	$947,092
Inter-segment	7,355	7,988	(633)	(7.9%)	66,112
Total	112,719	89,603	23,116	25.8%	1,013,204
Operating expenses	104,071	97,576	6,495	6.7%	935,469
Operating income (loss)	¥8,648	¥(7,973)	¥16,621	-	$77,735
Precision products:					
Net sales					
Customers	¥19,738	¥20,662	¥(924)	(4.5%)	$177,420
Inter-segment	819	679	140	20.6%	7,362
Total	20,557	21,341	(784)	(3.7%)	184,782
Operating expenses	19,328	20,639	(1,311)	(6.4%)	173,735
Operating income (loss)	¥1,229	¥702	¥527	75.1%	$11,047
Other:					
Net sales					
Customers	¥1,087	¥1,286	¥(199)	(15.5%)	$9,771
Inter-segment	6,092	4,054	2,038	50.3%	54,760
Total	7,179	5,340	1,839	34.4%	64,531
Operating expenses	10,945	5,539	5,406	97.6%	98,382
Operating income (loss)	¥(3,766)	¥(199)	¥(3,567)	-	$(33,851)
Eliminations and corporate:					
Net Sales	¥(15,104)	¥(14,391)	¥(713)	-	$(135,766)
Operating expenses	(15,270)	(14,548)	(722)	-	(137,258)
Operating income (loss)	¥166	¥157	¥9	5.7%	$1,492
Consolidated:					
Net Sales	¥342,661	¥309,600	¥33,061	10.7%	$3,080,099
Operating expenses	323,763	301,659	22,104	7.3%	2,910,229
Operating income (loss)	¥18,898	¥7,941	¥10,957	138.0%	$169,870

(2) Geographic segment information-

	Millions of yen					Thousands of U.S. dollars
	Six months ended September 30,				Year ended March 31,	Six months ended
	2003	2002	Change		2003	September 30, 2003
Japan:						
Net sales						
Customers	¥324,439	¥293,335	¥31,104	10.6%	¥637,544	$2,916,306
Inter-segment	235,910	227,296	8,614	3.8%	478,441	2,120,539
Total	560,349	520,631	39,718	7.6%	1,115,985	5,036,845
Operating expenses	542,217	519,745	22,472	4.3%	1,097,056	4,873,861
Operating income (loss)	¥18,132	¥886	¥17,246	1946.5%	¥18,929	$162,984
The Americas:						
Net sales						
Customers	¥107,768	¥112,429	¥(4,661)	(4.1%)	¥230,263	$968,701
Inter-segment	20,606	16,765	3,841	22.9%	39,315	185,222
Total	128,374	129,194	(820)	(0.6%)	269,578	1,153,923
Operating expenses	125,174	125,969	(795)	(0.6%)	262,468	1,125,159
Operating income (loss)	¥3,200	¥3,225	¥(25)	(0.8%)	¥7,110	$28,764
Europe:						
Net sales						
Customers	¥124,929	¥104,035	¥20,894	20.1%	¥258,278	$1,122,957
Inter-segment	1,557	2,172	(615)	(28.3%)	5,573	13,996
Total	126,486	106,207	20,279	19.1%	263,851	1,136,953
Operating expenses	124,717	105,591	19,126	18.1%	260,665	1,121,052
Operating income (loss)	¥1,769	¥616	¥1,153	187.2%	¥3,186	$15,901
Asia / Oceania:						
Net sales						
Customers	¥100,718	¥92,198	¥8,520	9.2%	¥196,368	$905,330
Inter-segment	226,027	203,954	22,073	10.8%	439,632	2,031,703
Total	326,745	296,152	30,593	10.3%	636,000	2,937,033
Operating expenses	316,782	287,775	29,007	10.1%	620,376	2,847,478
Operating income (loss)	¥9,963	¥8,377	¥1,586	18.9%	¥15,624	$89,555
Eliminations and corporate:						
Net Sales	¥(484,100)	¥(450,187)	¥(33,913)	-	(¥962,961)	$(4,351,460)
Operating expenses	(484,151)	(449,361)	(34,790)	-	(967,472)	(4,351,919)
Operating income (loss)	¥51	¥(826)	¥877	-	¥4,511	$459
Consolidated:						
Net Sales	¥657,854	¥601,997	¥55,857	9.3%	¥1,322,453	$5,913,294
Operating expenses	624,739	589,719	35,020	5.9%	1,273,093	5,615,631
Operating income (loss)	¥33,115	¥12,278	¥20,837	169.7%	¥49,360	$297,663

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer.

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela and Mexico.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia and Korea.

	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30,				Three months ended September 30,
	2003	2002	Change		2003
Japan:					
Net sales					
Customers	¥168,305	¥150,339	¥17,966	12.0%	$1,512,854
Inter-segment	117,739	114,746	2,993	2.6%	1,058,328
Total	286,044	265,085	20,959	7.9%	2,571,182
Operating expenses	278,861	265,197	13,664	5.2%	2,506,616
Operating income (loss)	¥7,183	¥(112)	¥7,295	-	$64,566
The Americas:					
Net sales					
Customers	¥56,509	¥56,984	¥(475)	(0.8%)	$507,946
Inter-segment	10,629	8,973	1,656	18.5%	95,542
Total	67,138	65,957	1,181	1.8%	603,488
Operating expenses	64,890	64,097	793	1.2%	583,281
Operating income (loss)	¥2,248	¥1,860	¥388	20.9%	$20,207
Europe:					
Net sales					
Customers	¥63,784	¥53,172	¥10,612	20.0%	$573,339
Inter-segment	729	650	79	12.2%	6,553
Total	64,513	53,822	10,691	19.9%	579,892
Operating expenses	62,876	53,288	9,588	18.0%	565,177
Operating income (loss)	¥1,637	¥534	¥1,103	206.6%	$14,715
Asia / Oceania:					
Net sales					
Customers	¥54,063	¥49,105	¥4,958	10.1%	$485,959
Inter-segment	115,380	105,364	10,016	9.5%	1,037,124
Total	169,443	154,469	14,974	9.7%	1,523,083
Operating expenses	163,306	149,921	13,385	8.9%	1,467,919
Operating income (loss)	¥6,137	¥4,548	¥1,589	34.9%	$55,164
Eliminations and corporate:					
Net Sales	¥(244,477)	¥(229,733)	¥(14,744)	-	$(2,197,546)
Operating expenses	(246,170)	(230,844)	(15,326)	-	(2,212,764)
Operating income (loss)	¥1,693	¥1,111	¥582	52.4%	$15,218
Consolidated:					
Net Sales	¥342,661	¥309,600	¥33,061	10.7%	$3,080,099
Operating expenses	323,763	301,659	22,104	7.3%	2,910,229
Operating income (loss)	¥18,898	¥7,941	¥10,957	138.0%	$169,870

(3) Sales to overseas customers-

	Millions of yen					Thousands of U.S. dollars
	Six months ended September 30,				Year ended March 31,	Six months ended September 30,
	2003	2002	Change		2003	2003
Overseas sales:						
The Americas	¥114,731	¥118,278	¥(3,547)	(3.0%)	¥239,936	$1,031,290
Europe	164,654	128,923	35,731	27.7%	318,575	1,480,036
Asia/Oceania	153,719	123,417	30,302	24.6%	274,307	1,381,744
Total	433,104	370,618	62,486	16.9%	832,818	3,893,070
Consolidated sales	¥657,854	¥601,997	¥55,857	9.3%	¥1,322,453	$5,913,294
Percentage:						
The Americas	17.4%	19.6%			18.1%	
Europe	25.0	21.4			24.1	
Asia/Oceania	23.4	20.5			20.8	
Total	65.8%	61.5%			63.0%	

	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30,				Three months ended September 30,
	2003	2002	Change		2003
Overseas sales:					
The Americas	¥59,428	¥59,430	(2)	(0.0%)	$534,184
Europe	84,426	67,464	16,962	25.1%	758,886
Asia/Oceania	84,016	66,521	17,495	26.3%	755,200
Total	227,870	193,415	34,455	17.8%	2,048,270
Consolidated sales	¥342,661	¥309,600	33,061	10.7%	$3,080,099
Percentage:					
The Americas	17.4%	19.2%			
Europe	24.6	21.8			
Asia/Oceania	24.5	21.5			
Total	66.5%	62.5%			

Supplementary Information

Consolidated Half year ended September 30, 2003

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Information related equipment	412.3	422.4	2.5%	949.0	3.6%
Imaging & information	321.3	333.3	3.7%	753.0	3.9%
Visual instruments	43.6	38.7	(11.1%)	95.0	1.3%
System device & PC	54.1	57.2	5.6%	115.0	2.2%
Intra-segment sales	(6.7)	(6.8)	- %	(14.0)	-%
Electronics devices	162.9	210.3	29.1%	415.0	17.1%
Display	100.8	144.6	43.5%	276.0	22.4%
Semiconductor	58.2	70.9	21.9%	141.0	12.5%
Quartz device	17.8	19.7	10.7%	40.0	10.7%
Other	1.4	1.7	23.7%	3.0	(3.6%)
Intra-segment sales	(15.3)	(26.6)	-%	(45.0)	-%
Precision products	41.3	38.6	(6.6%)	79.0	(0.9%)
Other	11.3	13.8	22.3%	27.0	2.6%
Inter-segment sales	(25.8)	(27.3)	-%	(56.0)	-%
Consolidated sales	602.0	657.8	9.3%	1,414.0	6.9%

2. Business segment information

(Unit: billion yen)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Information related equipment					
Net sales					
Customers	409.9	421.1	2.7%	947.0	3.9%
Inter-segment	2.4	1.3	(46.8%)	2.0	(54.5%)
Total	412.3	422.4	2.5%	949.0	3.6%
Operating expenses	378.5	394.2	4.2%	885.0	5.9%
Operating income (loss)	33.8	28.2	(16.7%)	64.0	(20.4%)
Electronics devices					
Net sales					
Customers	149.4	197.3	32.0%	388.0	18.1%
Inter-segment	13.5	13.0	(3.0%)	27.0	4.5%
Total	162.9	210.3	29.1%	415.0	17.1%
Operating expenses	185.1	200.9	8.5%	393.0	2.8%
Operating income (loss)	(22.2)	9.4	- %	22.0	- %
Precision products					
Net sales					
Customers	40.1	37.1	(7.6%)	76.0	(1.5%)
Inter-segment	1.2	1.5	25.6%	3.0	15.8%
Total	41.3	38.6	(6.6%)	79.0	(0.9%)
Operating expenses	40.7	37.2	(8.7%)	76.0	(3.9%)
Operating income (loss)	0.6	1.4	136.7%	3.0	365.5%
Other					
Net sales					
Customers	2.6	2.4	(9.1%)	3.0	(44.2%)
Inter-segment	8.7	11.4	31.8%	24.0	14.7%
Total	11.3	13.8	22.3%	27.0	2.6%
Operating expenses	11.5	19.9	73.4%	40.0	33.1%
Operating income (loss)	(0.2)	(6.1)	- %	(13.0)	- %
Elimination and corporate					
Net sales	(25.8)	(27.3)	-%	(56.0)	- %
Operating expenses	(26.1)	(27.5)	-%	(56.0)	- %
Operating income (loss)	0.3	0.2	(42.1%)	0	- %
Consolidated					
Net sales	602.0	657.8	9.3%	1,414.0	6.9%
Operating expenses	589.7	624.7	5.9%	1,338.0	5.1%
Operating income (loss)	12.3	33.1	169.7%	76.0	54.0%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Capital expenditure	28.4	28.8	1.5%	84.0	12.8%
Information related equipment	10.3	18.6	80.4%	38.6	47.5%
Electronics device	14.1	6.5	(53.8%)	25.3	(23.7%)
Precision product	1.2	1.2	(1.5.%)	4.1	17.0%
Other	2.8	2.5	(8.1%)	16.0	37.7%
Depreciation and amortization	59.0	53.5	(9.2%)	114.5	(9.0%)

4. Research and development

(Unit: billion yen)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase %	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 %
Research and Development	40.3	43.6	8.3%	89.0	3.8%
R&D / sales ratio	6.7%	6.6%		6.3%	

5. Management indices

(Unit: %)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase Point	Forecast for the year ended March 31, 2004	Increase compared to year ended March 31, 2003 Point
Return on equity (ROE)	0.8%	4.9%	4.1	9.5%	5.0
Return on assets (ROA)	0.5%	2.4%	1.9	4.8%	2.2
Return on sales (ROS)	1.1%	4.4%	3.3	4.0%	1.6

Note 1. ROE=Net Income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income tax and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income tax and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Six months ended September 30, 2002	Six months ended September 30, 2003	Increase
Foreign exchange effect	10.0	4.3	(5.7)
U.S. dollars	0.9	(5.0)	(5.9)
Euro	6.0	11.3	5.3
Other	3.1	(2.0)	(5.1)
Exchange rate			
Yen / U.S. dollars	123.14	118.05	
Yen / Euro	116.94	133.46	

Note Foreign exchange effect=(Foreign currency sales for the period) x (average rate for the period – average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2002	March 31, 2003	September 30, 2003	Increase compared to March 31,2003
Inventory	185.0	167.5	177.3	9.8
Information related equipment	118.1	100.3	111.8	11.5
Electronic devices	51.4	53.2	50.5	(2.7)
Precision products	13.9	12.7	13.2	0.5
Other/ Corporate	1.6	1.3	1.8	0.5
				(Unit : days)
Turnover by days	56	46	49	3
Information related equipment	52	40	48	8
Electronic devices	58	55	44	(11)
Precision products	62	58	63	5
Other/ Corporate	27	17	25	8

Note: Turnover by days=ending balance of inventory / prior 3 months sales per day

8.Employees

(Unit: person)

	September 30, 2002	March 31, 2003	September 30, 2003	Increase compared to March 31,2003
Number of employees at period end	77,514	73,797	88,036	14,239
Domestic	20,763	20,435	20,739	304
Overseas	56,751	53,362	67,297	13,935

7. 26 Nov. 2003 Epson to Transfer Epson Industrial (Taiwan) Corp. Assets to VBEST Electronics


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News Release

Epson to Transfer Epson Industrial (Taiwan) Corp. Assets to VBEST Electronics

- TOKYO, Japan, November 26-

Seiko Epson Corporation ("Epson") and Epson Industrial (Taiwan) Corporation ("EIT"), a consolidated subsidiary of Seiko Epson, today signed an agreement that calls for a portion of EIT's assets and approximately 250 members of EIT's workforce to be transferred to Taipei-based VBEST Electronics, Ltd ("VBEST"). The handover is expected to take place in January 2004.

EIT manufactures monochrome liquid crystal panels primarily for use in mobile phones. The mobile phone market, however, has been shifting away toward color panels. This change in the business environment prompted a decision by Epson to wind down operations at EIT at the end of December 2003. Epson and EIT had been working to secure re-employment for members of the EIT workforce and had been looking into options for disposing of the assets of EIT when the agreement with VBEST was reached.

The agreement will enable VBEST, a manufacturer of both monochrome and color liquid crystal displays, to secure the production capacity, productivity and quality it needs to grow its business. It also gives VBEST an immediate pool of talent for upgrading its technology.

Nature of the agreement
1. Assets to be transferred: The Fab 2 building (11,160 m2) at EIT, incidental equipment, and tool sets (including two lines for manufacturing monochrome LCD panels and one line for fabricating masks)
2. Employee transfer: Transfer of approximately 250 EIT employees
3. Patent license agreement: Epson agrees to license Epson patents relating to monochrome LCD panels.
4. Handover date: Early January 2004 (planned)

About Epson
The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.
The Epson Group is a network of 73,797 employees in 114 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,322 billion yen in fiscal 2002.

About VBEST

1. Company name	**VBEST Electronics, Ltd.** http://www.vbest.com.tw/
2. Representative	**Robert Yeh (chairman)**
3. Address	**7F, No.800, Chung-Cheng Rd., Chung Ho City, Taipei Hsien, Taiwan**
4. Business lines	**Production and sales of monochrome and color STN LCD/LCM**
5. Capital	**NTD 1,200million**
6. Revenue	**NTD 1,013 million (period ending December 2002)**
7. No. of employees	**Approximately 110 (Taiwan) and 1,700 (China)**

Seiko Epson Corp.
Corporate Communications,
+81-266-58-1705 or +81-3-3340-2637
E-mail
http://www.epson.co.jp/e/

File No. 82-34746

Annual Report for the fiscal year 2003

EPSON

Annual Report 2003

Management Philosophy

Epson is a progressive company,

trusted throughout the world

because of our commitment to customer satisfaction,

environmental conservation, individuality, and teamwork.

We are confident of our collective skills

and meet challenges with innovative and creative solutions.

The Epson Management Philosophy has been translated into 14 languages,
and is shared by all members of the Epson Group worldwide.

Contents

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual result may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trends, competition, technology trends, and exchange rate fluctuations.

0 A

Digital Image Innovation

At Epson, our objective is to offer advanced imaging solutions through the fusion of still and moving images with the aims of supporting enhanced communication among people and lifestyles enriched by design and color. To attain these objectives, we have set a medium-to-long-term fundamental strategy based on "Digital Image Innovation—Targeting the Convergence of Imaging Domains." To realize this strategy, we are concentrating our corporate resources in the imaging field, focusing on visual and imaging applications, and drawing on the full range of our capabilities in finished products and devices. Accordingly, we are continuing our R&D and investments in technology, while aiming to create new businesses through the fusion of our core technologies.

CONSOLIDATED FINANCIAL HIGHLIGHTS

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen		Thousands of U.S. dollars
	Year ended March 31,		Year ended March 31,
	2002	**2003**	**2003**
Statement of income data:			
Net sales	¥1,274,109	**¥1,322,453**	**$11,002,105**
Gross profit	336,108	**362,588**	**3,016,539**
Selling, general and administrative expenses	309,912	**313,228**	**2,605,890**
Operating income	26,196	**49,360**	**410,649**
Income (loss) before income taxes and minority interest	(18,382)	**31,629**	**263,136**
Net income (loss)	(18,432)	**12,510**	**104,077**
Per share data (yen and U.S. dollars):			
Net income (loss)	¥(121.37)	**¥81.08**	**$0.67**
Cash dividends	18.00	**18.00**	**0.15**
Balance sheet data:			
Current assets	¥ 622,415	**¥ 645,310**	**$ 5,368,636**
Property, plant and equipment (net of depreciation)	502,251	**442,769**	**3,683,602**
Total assets	1,241,161	**1,196,080**	**9,950,749**
Current liabilities	600,891	**493,087**	**4,102,221**
Long-term liabilities	357,549	**419,069**	**3,486,431**
Shareholders' equity	280,349	**281,316**	**2,340,400**

Net Sales
Years ended March 31
(Billions of yen)


1,500
1,200
900
600
300
0
1,340.9
1,274.1
1,322.5
2001
2002
2003

Operating Income
Years ended March 31
(Billions of yen)


120
100
80
60
40
20
0
104.1
26.2
49.4
2001
2002
2003

Net Income (Loss)
Years ended March 31
(Billions of yen)


40
30
20
10
0
10
20
37.0
18.4
12.5
2001
2002
2003

To Our Shareholders



Hideaki Yasukawa, Chairman　　Saburo Kusama, President

With the recent listing of our shares as a launch pad, we at Epson have renewed our commitment to further expanding our strategic business initiatives and, based on our slogan "Creativity and Challenge," enhancing our corporate value by utilizing the full capabilities of the Epson Group.

Listing of Epson Shares

First and foremost, we take considerable pride in reporting that the shares of Seiko Epson Corporation (Epson) were listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. This listing is clearly a major milestone in our corporate history and has the objective of strengthening the foundations of our business initiatives. With this listing as a critical step forward, we intend to further develop the scope of our business activities and aim to become a corporation earning the trust of shareholders and other stakeholders worldwide.

Performance for the Fiscal Year

Looking back over the fiscal year ended March 31, 2003, the slump in the IT sector, which began in the previous year, bottomed out at the beginning of the fiscal year and the economy as a whole began to show a gradual recovery trend. However, these developments were insufficient to produce a full-scale recovery, and slack economic momentum persisted as stock prices continued to slump and personal consumption remained relatively lackluster. Moreover, toward the end of the fiscal year rising tensions in international relations, instability in employment conditions, and other factors resulted in downward pressure on consumer confidence and growing uncertainty about the world economy. In addition, domestic economic conditions became more severe and less predictable, as exports—which had been the driving force for the economy—decelerated beginning in the fall of 2002, stock prices slipped to lower levels, and weakness in personal consumption continued.

Turning to conditions in Epson's principal markets, in the Information-Related Equipment segment, demand for PCs slowed as personal consumption remained sluggish, and the major markets for printers—Japan, the United States, and Europe—showed little growth while product prices continued on a down trend. In contrast, in the Electronic Devices segment, adjustments in inventories of mobile phone handsets and other related products were completed early in the year, leading to recovery in market demand. At the same time, due to intensified competition, the recovery in demand was unable to stem the decrease in prices, and challenging conditions continued. In the Precision Products segment also, market conditions remained dull as personal consumption continued to be generally stagnant.

In response to such challenging market conditions, Epson worked to expand sales by proactively introducing lines of high-value-added products to meet market requirements. In the printer market, we successfully boosted sales of photo-quality inkjet printers and related supplies along with the growth in the photo printing area, which has been stimulated especially by the expanding ownership of digital cameras. Also, in the electronic devices market, we were able to grow sales by introducing products drawing on our low power-consumption technologies, which are one of our key competitive strengths. At the same time, we moved forward with comprehensive measures to improve our operating and financial positions with the objectives of achieving recovery in performance at an early date and an improvement in profitability. First, we united our efforts on a company wide basis to transform a broad range of our business activities. These included adopting strong measures to reduce cost of sales, shrink inventories, and focus our capital investments to maximize their contribution to performance. Other initiatives included applying and receiving permission for the transfer to the government of the substitutional portion of pension liabilities that we formerly managed, taking steps to limit the risks of fluctuations in economic conditions, implementing structural reforms, principally in our semiconductor business, taking a one-time write-down of expenses related to intellectual property, and the dissolution of a manufacturing facility.

As a result of these various factors, we were able to record progress toward recovery in performance, following the challenging conditions in the previous fiscal year. We realize we must rededicate ourselves to achieve further gains, but we believe we have been able to confirm that we are without question moving solidly in the right direction.

Net sales for the fiscal year ended March 31, 2003, rose to ¥1,322.5 billion, 3.8% higher than for the previous fiscal year. The increase was attributable to an increase in sales by the Electronic Devices segment and Information-Related Equipment segment.

Cost of sales amounted to ¥959.9 billion, up 2.3% from the previous fiscal year. This increase primarily reflects the increase in net sales during the same period. Cost of sales did not increase to the same extent as net sales primarily because of manufacturing cost reduction efforts related mainly to inkjet printers and image scanners and the depreciation of the yen against the euro.

Gross profit rose 7.9%, to ¥362.6 billion, and the gross margin rose one percentage point, from 26.4% to 27.4%.

Selling, general and administrative expenses edged up 1.1%, to ¥313.2 billion.

As a consequence, operating income for the year under review jumped 88.4%, from ¥26.2 billion in the previous fiscal year to ¥49.4 billion. The operating margin increased 1.6 percentage points, from 2.1% to 3.7%. Of particular note was the increase in the operating income of the Information-Related Equipment segment from ¥58.8 billion in the previous fiscal year to ¥80.4 billion, representing a gain of 36.8%. The operating margin in this segment increased 2.3 percentage points, from 6.5%, to 8.8%. The increase was due mainly to the effect of manufacturing cost reduction efforts, increases in unit sales, and the depreciation of the yen. These effects were offset in part by the adverse impact of decreases in market prices. On the other hand, the Electronic Devices segment posted an operating loss of ¥28.0 billion. Despite a general recovery in demand for mobile phone handset components leading to increased unit sales, Epson's operating loss worsened as its cost reduction efforts were outpaced by the effects of declines in market prices of its products and increased depreciation and amortization costs. The Electronic Devices segment reported an operating loss of ¥22.4 billion in the previous fiscal year; despite which, even with the operating loss of ¥28.0 billion for the year under review, we believe a recovery trend is in progress for the operating income in this segment after reaching bottom in the second half of the previous fiscal year (an operating loss of ¥29.7 billion), as evidenced by a decline in the operating loss from ¥22.2 billion in the first half of the fiscal year under review to a substantially lower ¥5.8 billion in the second half of the year.

Other income rose 221.9%, to ¥29.8 billion. The increase was due to a gain on the transfer to the government of the substitutional portion of pension liabilities of ¥17.6 billion and a reversal of warranty costs related to a defective electronic device component of ¥3.0 billion. Other expenses declined 11.7%, from ¥53.8 billion to ¥47.5 billion. The decrease was due to the absence of a one-time incurrence of warranty costs of ¥21.8 billion in the previous fiscal year, which involved a transfer to the reserve for future warranty payment in connection with a defective electronic device component. On the other hand, reorganization costs of ¥24.0 billion were incurred primarily because of the dissolution of a semiconductor product manufacturing facility in Japan (Epson Hatogaya) that was closed in October 2002 and the one-time write-down of expenses related to intellectual property in connection with a joint venture in the semiconductor business.

As a result of these factors, net income for the fiscal year under review amounted to ¥12.5 billion.

Medium-to-Long-Term Plans

Looking ahead, uncertainty regarding the world economy may increase, and, as progress toward economic recovery remains slow, stagnant personal consumption and deflationary trends are likely to continue. Prudently speaking, we anticipate generally that early recoveries in our principal markets are unlikely and competition may in fact become significantly more intense.

Even as these difficult conditions continue in the business environment, we are at the same time convinced that business opportunities will expand as the trends toward broadband telecommunications and digital broadcasting continue to bring an expanded volume of digital content and color images as well as demand for higher-quality images increases.

At Epson, we plan to focus on seizing these major growth opportunities and have set "Digital Image Innovation—Targeting the Convergence of Imaging Domains" as the driving corporate direction for our medium-to-long term business strategy. With this strategy as the basis, we plan to focus our corporate resources on the imaging field, with still and moving images at the core. To smooth the progress of further advances forward in global markets, we will marshal the comprehensive capabilities we have developed in finished products and devices to create imaging solutions that support enriched communication among people everywhere and create lifestyles filled with color.

We also remain firmly committed to creating a company that can generate stable profit performance in virtually all market environments and continue to make well-timed introductions of attractive, high-value-added products, such as our all-color pigment ink printers, which have won market acclaim. What is more, we will continue to work to improve our business and financial positions by building steadily on the results of operational and procurement transformation projects conducted so far. Following up on these vital initiatives, we plan to accelerate our programs to make cost reductions and adopt strategies to generate additional cash. We will also place top priority on promoting comprehensive measures to ensure compliance with corporate ethical standards, implementing further measures to manage risk, working to enhance customer satisfaction, and taking further steps to protect the natural environment.

Fiscal 2003, ending March 31, 2004, marks the first year of our medium-to-long-term fundamental concept, "SE07." While we expect challenging conditions to prevail in the operating environment, we are committed to driving toward the goals of "Creativity and Challenge," because we believe the spirit embodied in this slogan provides the very basis for our business success. We are uniting all our resources and capabilities to reach these goals and continue to raise our corporate value.

June 2003

Hideaki Yasukawa, Chairman

Saburo Kusama, President

How will Epson create new growth opportunities?

Epson is concentrating its corporate resources in three business domains (3i) that are expected to show high rates of growth in the years ahead: imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). We will expand our positions in each of these areas while working hand in hand with our finished product and device businesses.



Epson's Future Direction

Epson offers imaging solutions and is squarely positioned as the leading company in the fields of color printers, LCD projectors as well as small and medium-sized LCDs. We will get the most out of our commanding position in these markets and, under our basic medium- to long-term fundamental concept "SE07," have established guidelines for steady expansion.

To sum up the main features of Epson's principal products—color printers, LCD projectors, and displays—these are all tools that make it possible for us to view "things," or, in other words, show us still and moving "images." Under our SE07 concept, through the fusion of "images," we provide customers advanced imaging solutions that are truly revolutionizing markets, while supporting enhanced communication among people and creating lifestyles enriched by both design and color. Under our SE07 concept, we are focusing clearly on the slogan "Digital Image Innovation."

To make Digital Image Innovation a reality, in each of our three current representative imaging businesses—color printers, LCD projectors, and small and medium-sized LCDs—we are focusing our corporate resources on three high-growth business domains (3i): imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). Maintaining close cooperation with our finished product and device businesses, we are hard at work to expand our positions in each of these areas. At the same time, we are actually creating new market opportunities and business models by emphasizing close teamwork and fusing the 3i business domains.

Business Opportunities for Epson

Even today, our 3i strategy has produced several key profit-making business opportunities at Epson.

For example, in the i1 business domain of color inkjet prints, demand for digital photos is on the rise. This is because the need for photo-quality color printing is growing along with the rapid increase in use of digital cameras. According to surveys conducted by International Data Corporation (IDC), worldwide shipments of photo-quality inkjet printers are expected to represent an average growth rate of 22% between 2002 and 2006. We have clearly recognized this opportunity and created a powerful brand equity by developing printers that boast unequivocally superior image quality and ease of use. We have in this way taken the lead in developing the home photo printing market and our accomplishments position us well for future growth.

Next, in the i2 business domain of LCD projectors, the home market is expected to enter a fast growth stage. LCD projectors for home use let us enjoy computer games and DVD entertainment on cinematic quality wide screens, so that demand for these units is naturally rising at a fast pace. In the latter half of 2002, major electronics manufacturers introduced



product lines for the home market one after the other. Epson took advantage of its leading share in LCD projectors for the office market and, by introducing an attractively priced lineup of LCD projectors, secured the leading position in terms of sales results.

In the i3 domain of small and medium-sized LCDs, Epson has been successful in introducing display systems optimized for popular mobile phone handsets equipped with digital camera functions. Our achievement has been the result of fusing our technologies related to high color image quality, compactness, and low power consumption with our comprehensive capabilities in developing and offering display units. Our modular displays units for mobile phone handsets have been highly evaluated for their LCD controller ICs, which are optimized for the processing of still images, and their low power consumption microcomputers are capable of processing moving images.

Along with the shift in the infrastructure to broadband communications and digital broadcasting, the quality and volume of digital content are expected to rapidly accelerate, as more color and high-quality images become available. Epson has superior technology for delivering high-quality color images. Backed by our capabilities in the integrated development of solutions, from key devices to finished products, we are positioned to take maximum advantage of a full range of growth opportunities.

Perspective of Epson's Core Technologies

Appreciating the future directions of Epson's development vision requires a closer look at our technologies. First, Epson's superior technological position in inkjet printers is supported by its Micro-Piezo inkjet print head, color pigment-based ink, and color image processing technologies. Unlike other methods, our piezo method is capable of firing ink droplets of several sizes from the same nozzle. What is more, the size of the minutest droplets is smaller than that of other methods and the speed of droplet control is faster. Also, in contrast to the thermal inkjet method, which fires droplets after heating and boiling the ink, our piezo print head uses a voltage element to control the ink. This is the major difference accounting for the superiority of Epson's Micro-Piezo technology, because it removes constraints on the composition of inks. Under the Epson method, the features of the full range of color pigments can be used in printing, making possible printing with a beautiful gloss and creating images highly resistant to fading. Similarly, in color image processing, to produce the most beautiful images possible, we work closely with many digital camera manufacturers and have developed technologies that take into account the features of the images that are input. Moreover, we apply the technologies that have enabled Epson to become number one in sales of inkjet printers in Japan in our large-format inkjet printers and the images produced by these units have won high acclaim in the professional and art reproduction markets.

Similarly, for mini-lab photo-processing applications that require higher quality than in the home printing market as well as quality comparable to or better than conventional chemical processes, Epson has entered into a tie-up with Noritsu Koki Co., Ltd. (Noritsu Koki), a manufacturer of mini-labs. Noritsu Koki has the largest number of such conventional units installed of any mini-lab manufacturer. Under the tie-up, Epson has supplied its technology to Noritsu Koki for the development of new mini-labs using inkjets in the printing process. These new units make the processing of waste liquids unnecessary, thus making it possible to install these units in a broader range of locations, including restaurants and convenience stores.

In the LCD projector field as well, where the technology trends are toward smaller units that produce brighter images, Epson has built a solid position, as evidenced by its holding the largest number of registered patents related to LCD projectors. Epson's light valves (LCD panels), which are the key devices in LCD projectors, are optimal for image projection. These devices, which produce bright, finely detailed images, were developed through Epson's own original R&D programs and, according to Epson's estimates for the fiscal year ended March 31, 2003, they accounted for more than 60% of the light valve market for LCD projectors.

For the small and medium-sized LCDs market, Epson supplies passive/transflective type displays optimized for mobile phone handsets. Especially with regard to active MD-TFD type units, our Crystal-Fine series has been acclaimed by customers for its ability to reproduce the same colors in dark or light conditions. Displays for mobile phones must be low power consuming, and we have succeeded in developing a technology that delivers ultrafine images with low power consumption through the



active application of image processing technology developed for printers. Our pursuit of improved photographic image quality in printing has given us a technology that contributes substantially to the performance of our LCDs.

Epson's road map for success in technology involves thoroughly leveraging its strong base of intellectual property and manufacturing know-how to create technologies that differentiate its products and cannot be easily imitated. In 2002 Epson ranked ninth in Japan in the number of patents granted, and 27th in the United States. Compared with the previous year, Epson rose in ranking in both countries, from 10th in Japan and from 31st in the United States. In the development of next-generation, core technologies, Epson implements a unique program of R&D aimed at realizing the full potential of anticipated future developments.

Medium-to-Long Term Growth Scenario Based on 3i

As a result of the increasing proliferation of broadband communications and digital broadcasting as well as other developments, the volume and quality of digital content will make dramatic advances in the coming years, including a growing availability of color and high-resolution images. To be ready to capitalize on this major period of transition in telecommunications and broadcasting, we are working to strengthen and expand our existing businesses and to offer state-of-the-art solutions in the fields of home imaging, the digital office, and ubiquitous imaging, where there are strong possibilities for the development of products merging our sophisticated capabilities and for the creation of new markets. We would like to talk next about the profitable opportunities that might be expected in these fields.

In the i1 area, we believe there is a movement away from the traditional concept that printers are just peripheral equipment for PCs toward the broader application of printers for creating the widest range of document types. For example, opportunities will increase for printing out data from non-PC digital information devices, such as mobile phone handsets and digital cameras. By this, we mean that printers will assume the tasks of imaging on paper thus far performed by analog photography, copying and publishing. Put another way, we are not moving into the business of printing but are working to accurately identify the needs for on-demand printing and to promote the expansion of printing volumes.

In much the same way, in the i2 field, along with the more widespread availability of high-quality image broadcasting and digital visual content, we will aim to boost our initiatives, beginning with our LCD projectors, which are our number one product in the office market and have unique features, and diversify into the home. Specifically, we plan to further strengthen our number one position in the data projector market for business use and work to enhance our business domain through entry into the rear-projection LCD TV and home entertainment markets.

For the i3 area, our objectives are to develop original small and medium-seized LCDs and to go forward to create new applications using organic LED (OLED) and other leading-edge technologies. To create original products, we are bolstering and further developing our strengths by, for example, fusing our semiconductor, color imaging, and other technologies with the objective of developing new products and technologies that other companies cannot imitate.

The driving force for our 3i strategy is our Epson Imaging Architecture. This architecture is the common technological base supporting our overall 3i strategy. One example is our Photo Viewer, which displays stored photographic data. Another case in point is our Direct Print System, which directly prints data from input devices, such as digital cameras. Further illustrations include printing or projection on-screen of publicly-available content broadcast via digital TV. Our imaging technologies, spanning the full range from i1 through i3, and new products we offer based on these technologies, are powerfully augmenting our business initiatives, and, at the same time, the expansion in available content is pushing the frontiers of these business domains ever outward.

To Sum Up...

SE07 is the basis for the corporate culture that Epson wants to preserve and strengthen. Building on the foundation already established through our corporate creeds of "Creativity and Challenge" and "Epson S&A (Start Together & Achieve Together)," we want to draw fully on the sense of teamwork and wide range of capabilities of the Epson Group—"One Epson"—to realize our greatest potential.

Focusing on a revolutionary period in communications and broadcasting, Epson will provide advanced imaging solutions through the convergence of imaging domains, bringing color to everybody's life and to the way people communicate.



Broadband · Ubiquitous · Home Network · Broadcast · Wireless
Global Market
Home/Business Market
Market Innovation
Solution
i1
Printers
EPSON
Digital Image Innovation
Targeting the convergence of imaging domains
i3
Displays
Market Driven
Technology Driven
Technology Deployment Capability
Networks, software, interfaces, digital imaging and digital signal processing
Product Differentiation Technology
Printing, projection optics, display, and semiconductor technologies
Production Systems
Resource-saving technologies, original production systems, production technology
(Harmony with the global environment)
Creativity and Challenge
Take on challenges that others won't
Foster a culture that stems from dynamic teamwork
ONE EPSON
EPSON S&A
Development and continuance of accomplishment-oriented personnel and culture, the cornerstones of Epson's strength
Market
Business Domain
Technology
Corporate Culture
Human Capital

Business Segments at a Glance

Information-Related Equipment Segment





SALES COMPOSITION



66.6%

PRODUCT LINEUP

Imaging & Information Products
- Inkjet printers
- Laser printers
- Multi-function printers
- Dot matrix printers
- Image scanners

Visual Instruments
- LCD projectors
- LCD color monitors

System Devices and PCs
- POS system-related products
- PCs

Electronic Devices Segment





SALES COMPOSITION



25.7%

PRODUCT LINEUP

Displays
- Small and medium-sized monochrome and color STN LCD modules
- MD-TFD LCD modules
- Light valves for LCD projectors

Semiconductors
- CMOS LSIs

Quartz Devices
- Crystal units
- Crystal oscillators

Precision Products Segment




SALES COMPOSITION



5.8%

PRODUCT LINEUP

Watches
- Quartz watches
- Watch movements

Optical Products
- Plastic corrective lenses
- Optical devices

Factory Automation Systems
- Precision industrial robots
- IC handlers

Business Overview

- Based on its color imaging concept, Epson draws on its digital control and digital image processing technologies to offer products that provide total solutions from color digital data input through output.
- In the printer business, along with activities aimed at reducing costs, especially regarding low-end printers, Epson is placing emphasis on marketing relatively higher-priced units that draw on its strengths in photo-quality printing while expanding its lineup of pigment-based inks.
- Along with the growing use worldwide of LCD projectors as a presentation tool, sales for the office market are continuing to expand. In addition, Epson has entered the home projector market.

Strategies

Epson has formulated strategies within the printer business tailored for the digital photo, home, and office markets. These strategies are focused on expanding the opportunities for printing and aimed at achieving continued, stable growth in earnings.

Epson will direct its resources to providing LCD projectors for the business market and for the home. In the home market, Epson will introduce well-designed and attractively priced units ahead of its competitors and implement marketing activities to increase awareness of the Epson brand.


COLOR
IMAGING

Business Overview

- Based on its energy-saving concept, Epson offers a wide range of electronic devices that are small, thin, and feature low power consumption, drawing on its micro-precision processing, energy-conserving, and high-density assembly technologies. This segment undertakes the development and manufacturing of devices to meet the needs of other segments within the Group.

Strategies

Epson will continue to provide electronic devices differentiated by their high image quality, compactness, and low power consumption that anticipate the needs of the mobile communication equipment market. Epson will also direct its efforts to maintaining and strengthening its leading position in LCDs for mobile phone handsets.

Epson's light valves for LCD projectors are based on its original technologies, which makes possible smaller size, lower costs, and a higher aperture ratio for increased brightness. Compared with other light valves, Epson's HT Poly-Si TFT LCDs have captured a high market share. Looking forward, Epson will make further improvements in its technologies, lower costs, and create a supply system to sustain its high market share while also maintaining and strengthening its wide-ranging presence in the light valve market.


SAVING
EPSON

Business Overview

- Sales of watches and watch movements, including Seiko-brand watches sold to Seiko Corporation, account for a large portion of the sales of this business segment. Epson manufactures most of Seiko Corporation's watch as its main supplier.

Strategies

Epson has incorporated its superior micro-precision processing and high-density assembly technologies, which it developed in manufacturing mechanical watches, into its MicroArtist concept. Going forward, Epson will actively develop these business operations, positioning them as the wellspring of its micro mechatronics technologies.



INFORMATION-RELATED EQUIPMENT SEGMENT


COLOR
IMAGING
EPSON

Inkjet printers and related supplies are the most important products within this segment in terms of sales. From the year ended March 31, 2001 through the year ended March 31, 2003, market prices for inkjet printers decreased significantly together with those of personal computers and other personal computer-related equipment as competition intensified and as the practice of bundling lower-priced printers with personal computers became more widespread, particularly in the U.S. market. In addition, the size of the global market for inkjet printers was affected by the downturn in the global economy, although the size of the global market for photo-quality inkjet printers and multi-function printers continued to grow during those years.

In response to the decrease in market prices, Epson lowered its manufacturing costs, particularly with respect to its lower-priced products, strengthened its marketing of higher-end products and added inkjet printers capable of using pigment-based ink to its product line to capitalize on Epson's strong photo-quality printing technology. As a result, Epson's global unit sales of inkjet printers increased in the year ended March 31, 2003, and its global market share for calendar year 2002 also increased. In addition, demand for supplies has risen with the accumulated growth in the installed base of Epson printers worldwide and the rapid increase in the printing of content rich in color such as photos.

LCD projectors are an important product within this segment. As the use of data projectors as presentation tools has become more widespread worldwide, business market-related sales of Epson's LCD projectors have expanded. In addition, Epson entered into the home projector market in the year ended March 31, 2002.

Laser printers and dot matrix printers are also important products within this segment. Sales of Epson's laser printers, including related supplies, have been gradually increasing while overall demand for dot matrix printers has been gradually declining in recent years. Supplies such as toner cartridges are a significant component of Epson's laser printer-related profits and sales.

Segment Net Sales
Years ended March 31
(Billions of yen)


1,000
800
600
400
200
0
876.0
902.2
915.9
2001
2002
2003

Segment Operating Income
Years ended March 31
(Billions of yen)


100
80
60
40
20
0
36.8
58.8
80.4
2001
2002
2003

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31,			Year ended March 31,
	2001	2002	2003	2003
Statement of income data:				
Net sales				
Customers	¥866,938	¥899,043	¥911,459	$7,582,854
Inter-segment	9,046	3,205	4,398	36,589
Total	875,984	902,248	915,857	7,619,443
Operating expenses	839,182	843,445	835,431	6,950,342
Operating income	¥ 36,802	¥ 58,803	¥ 80,426	$ 669,101
Balance sheet data:				
Identifiable assets	¥474,046	¥425,668	¥384,968	$3,202,729
Depreciation and amortization	¥ 37,075	¥ 40,672	¥ 34,042	$ 283,211
Capital expenditure	¥ 46,189	¥ 32,683	¥ 27,656	$ 230,083





Performance of the Information-Related Equipment Segment

In the imaging and information products business, sales of inkjet and multi-function printers, including related supplies, as well as laser printers expanded, but sales of dot matrix printers declined. Sales of inkjet and multi-function printers increased primarily due to the effects of increased unit sales, particularly of multi-function printers, higher sales of ink cartridges and other related supplies as a result of higher ink usage related to accumulated growth in the installed base of Epson printers, increases in demand for the printing of digital photos and other graphic-intensive documents and the depreciation of the yen against the euro. These effects were offset in part by decreases in market prices, particularly of inkjet printers and, to a lesser extent, ink cartridges. Sales of laser printers, including related supplies, increased due mainly to increased unit sales of toner cartridges offset in part by the effect of decreases in market prices of laser printers. Sales of dot matrix printers decreased due to a general shift in consumer preference to other types of printers and decreases in market prices. As a consequence of these factors, total sales of the imaging and information products business increased from the previous fiscal year.

In the visual instruments business, sales of LCD color monitors and LCD projectors increased. Sales of LCD color monitors expanded along with growth in internal sales to other business segments. Although sales of LCD projectors were affected by declining prices, the number of units sold increased, especially in the educational market in Asia. Also in Europe, Epson expanded unit sales by stepping up promotional activities, including cultivation of new marketing channels. As a result of these developments, overall sales in the visual instruments business rose.

In the systems devices and PC businesses, sales of systems devices dropped as another company moved ahead in applying thermal technology in the mini printer mechanism field, leading to a decline in unit sales and a decline in prices. As a consequence, the systems devices and PC businesses reported lower sales than for the previous year.

The segment's operating income rose substantially, despite the adverse impact of lower prices for most products. Factors accounting for this were Epson's success in reducing manufacturing costs for its inkjet printers, image scanners, and LCD projectors and higher unit sales, along with the depreciation of the yen against the euro.

As a result of the previously mentioned factors, Information-Related Equipment segment sales for the fiscal year ended March 31, 2003, rose 1.5%, to ¥915.9 billion, and operating income climbed 36.8%, to ¥80.4 billion.



Strategies for the Printer Business

Epson has tailored strategies for its printer business to focus on the digital photo, home-use and office-use markets. Epson's goal is to increase its share of the printing opportunities in these markets with its printers and increase sales of printer-related supplies.

Epson's digital photo strategy is to provide home users, professionals and mini-labs with digital photo printing solutions that suit their respective needs and attract users of silver halide film to use Epson's inkjet printers.

In the home-use market, Epson will not only continue to develop inkjet printers based on Micro-Piezo inkjet technology capable of higher quality printing, but will also strengthen its lineup of printers that use Epson's proprietary pigment-based color ink which enables high-quality printing on regular paper. Epson will also promote the inkjet printer as a PC-less printing solution by strengthening its lineup of printers capable of printing without use of a personal computer in response to the growing printing needs arising from the increasing amounts of digital image content available from sources such as digital cameras and digital broadcasting.

With respect to mini-labs, Epson has entered into a business alliance with Noritsu Koki, a leading mini-lab manufacturer, and currently provides that company with inkjet printheads and printer-related supplies on an OEM basis. Epson will also seek to expand its target markets for its large-format inkjet printers to the graphics and poster industries as well as to commercial printing and fine arts users through the introduction of new models capable of using pigment-based color ink. Through these efforts, Epson believes it will be able to maintain and strengthen its strong position in the digital photo market.

Epson's home-use strategy also aims to continue improvement of the performance of its lower-end inkjet printers, as well as strengthen its lineup of multi-function printers that meet the demand for home photocopying capabilities, by introducing models that, for example, use pigment-based color ink and are capable of photo-quality printing.

Epson's office-use strategy centers on Epson's strength in color imaging technology. Specifically, Epson aims to replace the low-end monochrome laser printers currently used by businesses with Epson's color laser printers and high-speed color pigment-based color ink-compatible inkjet printers optimized for business use and will expand its lineup of such products.

Through these strategies, Epson aims to increase sales of printer-related supplies and achieve a steady and continuous increase in profits.

Strategies for the LCD Projector Business

Epson will focus on providing data projectors for business use and LCD projectors for home use. Epson aims to improve the price competitiveness of its data projectors by shifting manufacturing overseas and through other cost-reduction measures. Epson will also improve customer satisfaction by introducing data projectors that are brighter, more compact and easier to use. Through these efforts, Epson seeks to expand its leading position in the data projector market by capturing market share in newly emerging markets such as those in developing countries, particularly in Asia, and the home office and educational markets.

For the home-use market, Epson plans to develop optical engines for LCD projectors with high contrast ratios and low noise levels and will aim to introduce ahead of its competitors products that are attractively designed and priced. Epson will also strengthen its marketing efforts to increase consumer awareness of the Epson brand in the home projector market.

■ What Accounts for the Superiority of Epson's Technology?

Micro-Piezo Print Heads

There are extremely small ink extrusion nozzles on one side of the printer head. These nozzles have a diameter of 25μm, about one-fourth the diameter of a single strand of a human hair. Behind each nozzle is a tiny ink reservoir. A piezo device, which changes its shape when an electric current is passed through it, is used to force the ink from the cavity through the nozzle. As this mechanism is not only capable of extruding the ink but also drawing it back into the reservoir, it can create precisely rounded dots of ink. Moreover, the piezo device can oscillate a maximum of 45,000 times per second.

By using this high-performance print head in combination with pigment-based ink that contains extremely fine particles of about 0.1μm, the head can print images with a density of 2,880dpi (2,880 dots per square inch (2.54cm²)).

μm = micrometer (1/1,000 mm)


Piezo element
Nozzle
Cavity
Pull
Push
Pull

Largest Number of Patents in the LCD Projector Field

The three-image LCD panel projection system developed by Epson, breaks white light into the three basic optical colors—red, green, and blue—using a specially-designed mirror and projects the color images onto three light valves (LCD panels). These three images are fused into one using a prism and then enlarged and projected through the projector lens.

By being the first company in the world to introduce this three-image LCD panel projector, Epson was able to build its strengths in the LCD projector field. Today, the three-image projection method is the global standard technology. Epson holds a large number of core patents for this system, including those for compact, high-luminescence optics technology, giving it a strong competitive position.


Lens array
Light valves
(LCD panels)
Lamp
Prism
Projector lens

ELECTRONIC DEVICES SEGMENT

ENERGY SAVING EPSON

The energy-saving characteristics of Epson's electronic devices make them particularly well suited for use in mobile phone handsets, PDAs and other portable products. Sales of Epson's electronic devices in the year ended March 31, 2001, increased as the number of mobile phone handsets manufactured globally increased considerably, and mobile phone-related sales accounted for a significant portion of Epson's net sales of electronic devices. Sales of electronic devices in the year ended March 31, 2002 decreased from the prior year due mainly to a slowdown in the growth of the global mobile phone handset market and the lower demand from handset manufacturers for components as they significantly reduced the manufacturing of new handsets to clear excess inventory. In the year ended March 31, 2003, demand for components for mobile phone handsets with color LCDs grew as global production of such handsets increased. As a result, Epson's sales of mobile phone handset-related components generally increased compared with the prior year. However, an increase in the supply of certain components, including monochrome LCD driver ICs and active color LCD modules, caused significant price erosion with respect to these products.

Important products in this segment, in terms of sales, include monochrome and color STN LCD modules, MD-TFD LCD modules, light valves for LCD projectors and logic ICs, including LCD driver ICs. Eliminations due to intersegment sales are higher in this segment compared to the other two principal segments as many of the components manufactured in this segment are used for products in Epson's other segments.

Segment Net Sales
Years ended March 31
(Billions of yen)


500
400
300
200
100
0
412.6
312.1
354.3
2001
2002
2003

Segment Operating Income (Loss)
Years ended March 31
(Billions of yen)


90
60
30
0
-30
70.7
-22.4
-28.0
2001
2002
2003

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31,			Year ended March 31,
	2001	2002	**2003**	**2003**
Statement of income data:				
Net sales:				
Customers	¥382,242	¥292,616	**¥328,460**	**$2,732,612**
Inter-segment	30,382	19,466	**25,828**	**214,875**
Total	412,624	312,082	**354,288**	**2,947,487**
Operating expenses	341,906	334,470	**382,288**	**3,180,432**
Operating income (loss)	¥ 70,718	¥ (22,388)	**¥ (28,000)**	**$ (232,945)**
Balance sheet data:				
Identifiable assets	¥429,628	¥469,236	**¥402,248**	**$3,346,489**
Depreciation and amortization	¥ 44,695	¥ 70,459	**¥ 75,111**	**$ 624,884**
Capital expenditure	¥127,310	¥136,348	**¥ 35,720**	**$ 297,171**



Performance of the Electronic Devices Segment

Within the display business, increases were recorded in sales of MD-TFD LCD modules, light valves and color STN LCD modules. However, sales of monochrome STN LCD modules declined. Sales of MD-TFD LCD modules and color STN LCD modules increased due to the effect of increased unit sales related to the shift to handsets with color LCDs in certain markets outside Japan offset in part by the effect of decreases in market prices, particularly with respect to MD-TFD LCD modules. Sales of monochrome STN LCD modules and monochrome LCD driver ICs decreased due to the effect of decreased unit sales related to the shift to handsets with color LCDs. Sales of light valves increased due to increased demand related to growth in the data projector and home LCD projector markets. As a consequence of these developments, sales by the display business as a whole were robust.

In the semiconductor business, sales of monochrome LCD driver ICs declined while sales of color LCD driver ICs memories and ASICs rose, reflecting the shift to the use of color displays in mobile phones. The expansion in sales of memory was due to an increase in units sold for use in mobile phones, accompanying the trend toward mobile phones with a wider range of features. As a result, a substantial increase in sales was recorded for the semiconductor business.

Major increases were also reported for the quartz device business and the number of units sold to the mobile phone, digital camera, network, and automobile-related product markets expanded.

Despite a general recovery in demand for mobile phone handset components leading to increased unit sales, Epson's operating loss worsened as its cost reduction efforts were outpaced by the effects of declines in the market prices of its products and increased depreciation and amortization costs.

Therefore, Electronic Devices segment sales expanded 13.5%, to ¥354.3 billion for the fiscal year ended March 31, 2003, with an operating loss amounting to ¥28.0 billion.

Epson's Strategies for Mobile Displays

As new mobile phone handsets are shifting worldwide toward having color displays, demand for high-resolution, low power consumption, low-cost displays is increasing.

Epson has continued to focus its development efforts on small and medium-sized displays. Epson enjoys a leading position in the market for LCDs for use in mobile phone handsets due to its strength in compact product design, based on its expertise in low power consumption and high-density assembly technology, as well as its substantial manufacturing capabilities and extensive product lineup. Epson will continue to provide distinctive high-resolution, compact, low power-consumption displays.

Epson also has a strong market presence with respect to LCD driver ICs and LCD controller ICs for use in mobile phone handsets. Epson will combine its technological strengths related to these products, its LCDs and its digital image processing technology to create display solutions that can comprehensively perform the display functions of a mobile phone handset. Epson aims to maintain and strengthen its leading position in these component markets by promoting its ability to provide these solutions.

Strategies for Light Valves for LCD Projectors

Light valves are an important product for Epson's electronic devices business. Epson believes that the market for LCD projectors, including data projectors for business use as well as home projectors, will continue to grow. Based on Epson's proprietary technologies, its light valves are relatively compact and inexpensive with high aperture ratios and have achieved high market shares, especially compared to those based on non-LCD technology such as DLP technology. Epson plans to continue enhancing its technologies, further reduce manufacturing costs and establish sufficient manufacturing capacity to support strong market growth and to maintain and improve its market presence in the light valve market.


■ What Accounts for the Superiority of Epson Technology?
LCDs for Mobile Phone Handsets
Ahead of its competitors, Epson introduced LCD units for mobile phone handsets featuring low power consumption, the thinnest profile, and transflective passive screens. Epson is particularly strong in this technology and holds major patents in this area. Epson's technology development capability is highly regarded by manufacturers of mobile phone handsets, and Epson has led the way in improving the performance of LCDs.
LCDs by Type
By Driver
LCDs operate by passing an electric current through the pixels in the display. Different types of LCDs use different voltage transmission technologies.
By Material
LCDs are also differentiated by the silicon material used for the display's glass panel.
By Configuration of the Liquid Crystal Molecules
LCDs
Active matrix
Passive matrix
D-TFD
Thin film transistor (TFT)
Amorphous silicon TFT
Polysilicon TFT
High-temperature polysilicon TFT
Low-temperature polysilicon TFT
Twisted nematic (TN)
Super twisted nematic (STN)

PRECISION PRODUCTS SEGMENT



Precision products include watches, watch movements, plastic corrective lenses and factory automation systems as principal products. Sales of watches and watch movements, including the sale of Seiko brand watches to Seiko Corporation, account for a significant portion of sales of precision products. Epson manufactures most of Seiko Corporation's watches as its main supplier.

Segment Net Sales
Years ended March 31
(Billions of yen)


100
80
60
40
20
0
81.4
78.2
79.7
2001
2002
2003

Segment Operating Income (Loss)
Years ended March 31
(Billions of yen)


1
0
-1
-2
-3
-4
-5
0.2
-4.1
0.6
2001
2002
2003

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31,			Year ended March 31,
	2001	2002	2003	2003
Statement of income data:				
Net sales				
Customers	¥79,084	¥76,365	¥77,155	$641,889
Inter-segment	2,306	1,823	2,590	21,547
Total	81,390	78,188	79,745	663,436
Operating expenses	81,224	82,295	79,100	658,070
Operating income (loss)	¥ 166	¥ (4,107)	¥ 645	$ 5,366
Balance sheet data:				
Identifiable assets	¥65,164	¥60,283	¥50,706	$421,847
Depreciation and amortization	¥ 3,894	¥ 4,182	¥ 4,037	$ 33,586
Capital expenditure	¥ 4,250	¥ 3,990	¥ 3,393	$ 28,236

Performance of the Precision Products Segment

Segment sales as a whole expanded despite the adverse impact of the decline in the number of watches purchased because of stagnation in consumer spending and the decline in prices of products in the optical products business. The overall increase in segment sales was supported by an increase in orders in the factory automation systems business, from product assembly companies and manufacturers specializing in testing in Taiwan and ASEAN countries.

The operating income of the segment increased, supported by the shift toward higher-margin watches and the increase in sales of factory automation systems.

As a consequence, Precision Products segment sales rose 2.0%, to ¥79.7 billion, and operating income was ¥645 million.

Performance of Other Business Segments

Sales of other business activities (including inter-segment sales) accounted for 1.9% of Epson's net sales for the fiscal year ended March 31, 2003. This business segment includes services offered within Epson, such as logistics and shipping services, insurance and leasing services, facility maintenance services, travel and other services, as well as new businesses still in the start-up phase. Because most of the sales in this segment are intersegment sales related to internal services, the segment does not contribute materially to Epson's net sales.

Research and Development

At Epson, we continually pursue R&D and technology development programs that will contribute to the strengthening and expansion of our existing businesses. To form the core of next-generation products, we are implementing a unique program of R&D aimed at anticipating future developments.



Epson's R&D costs in the fiscal year ended March 31, 2003 rose ¥6.0 billion, or 7.5% from the previous fiscal year, to reach ¥85.8 billion. As a consequence, the ratio of R&D expenses to net sales climbed 0.2 percentage point, to 6.5%. By segment, R&D expenditures were ¥35.2 billion in Information-Related Equipment segment, ¥25.1 billion in Electronic Devices segment, and ¥1.5 billion in Precision Products segment. In addition, we spent ¥24.0 billion for R&D in other business areas and for the Company on the corporate level. These expenditures were made from a medium-to-long-term perspective and were primarily directed toward next-generation basic technologies, devices, semiconductors, and other products.

Inkjet Open Laboratories

We opened inkjet open laboratories at our Suwa Minami Plant in July 2002 and at Epson Cambridge Laboratory in October. These new facilities will examine the possibilities for new applications of inkjet technology in relevant industrial fields.

We have received a number of inquiries regarding joint experimentation and development in this area, and successful results have been reported in using inkjet technology for metal wire plating and in the manufacturing of micro-lenses.

During fiscal year ending March 31, 2004, we plan to step up the activities of the inkjet open laboratories with a special focus on enhancing production technologies.

Development of Organic LED (OLED) Technology

Epson is engaged in producing prototypes of active color OLEDs formed through the application of inkjet technology and making use of high polymer materials. Organic EL displays are next-generation units that utilize organic materials that emit light when an electric current is passed through them.

Organic materials are divided into low polymer and high polymer types, but high polymer types can be formed using inkjet technology and their other characteristics include:

- High-precision patterning is possible, which is necessary for high-precision displays.
- High throughput film formation is possible.
- Virtually none of the materials are wasted and the process is environmentally friendly.
- Production of large display panels is relatively easy.



(Picture of Trial Product)

■ What Accounts for the Superiority of Epson Technology?

Pursuing "μ (micro) liquid process" technology

Epson has earned a strong reputation in the printer market for the development and commercialization of "photo-quality printers." In addition, Epson is advocating the adoption of its "μ (micro) liquid process," a revolutionary production technology based on inkjet technology. This process makes it possible to precision-spray minute amounts of liquid—on the order of one picoliter (one trillionth of a liter) or one nanogram (one billionth of a gram)—in exact locations. Functioning as a new production technique, the μ (micro) liquid process can be used to perform ultrafine direct etching, create uniformly thin membranes, and carry out other tasks at the pico and nano levels. Particularly in the fabrication of semiconductors and other devices, this inkjet technology can be used for direct pattern etching and to shorten the usually lengthy photolithography process down to only one to three steps. In addition, this process enables a reduction in the volume of the principal materials and resist materials used in the photolithography process, which are now disposed of as waste materials, to one tenth of amounts currently employed. Therefore this process is expected to play an important role in reducing waste and helping to preserve the earth's environment.

Academic researchers have recently issued a number of reports on this process using commercially available printers. However, industrial applications of this process will require improvements in both productivity levels and quality. Thus far, fully satisfactory results have not been obtained because of the difficulty of optimizing the component technologies (inkjet heads, inks, surface processing of objects to be printed, ink systems, etc.) of this basic technology.

At Epson, we believe that μ (micro) liquid process technology will be indispensable for realizing energy and resource conservation in the 21st century. We have therefore set up inkjet open laboratories in Japan and in the United Kingdom to promote the development of mass production versions of this technology and to work together with research partners in employing the process in new applications.

Research and Development Structure

Epson's R&D structure is led by the Research and Development Divisions of the corporate headquarters and those conducted by individual business units. The Research and Development Divisions of the corporate headquarters are responsible for the development of medium-to-long-term basic technologies, advanced technologies, and R&D for production technologies and is also engaged in R&D that will support the operating segments and have a direct impact on strengthening their activities.

Among R&D themes that have reached a certain stage, Epson has a policy of identifying those that are high priority and should be commercialized at an early stage from the perspective of the Company as a whole. Epson then establishes organizational units that report directly to the parent company to work toward the commercialization of these selected R&D themes. The OLED Technology Development Division was established based on this policy.

Individual business units conduct new product R&D aimed at maintaining, strengthening, and expanding the activities of their respective segments. They also pursue R&D related to production technologies to facilitate the commercialization of product technologies.

● Research and Development Divisions of the Corporate Headquarters

- **Intellectual Property Division**
- **Corporate Research & Development Division**
  - Advanced R&D (themes aimed at creating an advantage for Epson in the medium-to-long term) and R&D support for operating segments
- **Material Analysis & Research Center**
- **Production Engineering & Development Division**
  - Development and innovation in production technology
- **OLED Technological Development Division**
  - Development of OLED (organic EL) component technologies and next-generation displays taking advantage of the features of LTPs (low-temperature polysilicon TFTs)

● Research and Development for the Individual Business Units

Development of new products; R&D for the enhancement of product functions and performance and development of production technologies

Management Topics

Epson Receives Corporate Innovation Award from IEEE



Epson received the annual Corporate Innovation Recognition Award presented by the Institute of Electrical and Electronic Engineers (IEEE). With a membership drawn from 150 countries, IEEE is the international academic association responsible for establishing world interface standards for the IT and related industries in June 2002.

This award was inaugurated in 1985 and is presented annually to companies and research institutes that have contributed to the development of the electronics industry. Epson received the award in recognition of its pioneering role in development of the quartz watch in 1969. Such watches employ crystal oscillators, ICs for watches, and micro step motors, and the power-saving technologies developed by Epson for these timepieces contributed to the subsequent development of power-saving technology in the electronic device industry.

Tie-up with Noritsu Koki to Introduce Inkjet Technology into Dry Mini-Labs

Epson reached agreement in September 2002 with Noritsu Koki Co., Ltd., the world's leading supplier of dry mini-labs (for development of photos in retail stores) to provide Epson's inkjet technology for use in development and manufacturing of mini-labs. Noritsu Koki began to provide mini-labs incorporating Epson technology to existing and new customers in early 2003.

Under this tie-up, Epson is supplying its Micro-Piezo technology (print heads, ink, and image processing technologies). Noritsu Koki is incorporating an image processing technology created jointly with Epson in the dry mini-labs it will develop, manufacture and sell. These dry mini-labs will feature a reduced burden on the natural environment, require less space, and boast greater ease of maintenance as well as lower costs and greater reliability.

As a consequence of this tie-up, Epson will be able to provide advanced digital printing environments based on inkjet technology for not just the home printing market but all the way to street corner printing in photo processing shops, public facilities, and elsewhere.



Epson views attaining harmony with the natural environment as a management topic with the highest priority and conducts its activities accordingly.

Support for the "Kids ISO Program"

As part of its environmental and corporate citizenship activities, Epson is participating in and supporting the "Kids ISO Program," an environmental education support program developed for children by ArTech, the International Art and Technology Cooperative Organization. The Kids ISO Program was created as an environmental consciousness education system by ArTech in 2000. Under this program, children are encouraged to take the lead in promoting environmental improvement activities in their daily lives. During the fiscal year under review, the management and staff of Epson were jointly involved in the program, inviting 50 children of Epson employees to participate in entry-level and beginners' courses on the environment. To enable the children to participate during the summer vacation, the voluntary program was scheduled to conclude at the end of August 2002.

Epson will continue to participate in this program in the future and has scheduled employee training seminars for becoming Eco Kids instructors, the staff who are responsible for evaluating the activities of young participants. Employees who have attended the training seminars will be able to offer their time on a voluntary basis to contribute to expanding the Kids ISO Program among children in their respective regions.

MAXART PX-9000 and MAXART PX-7000 Win Energy Conservation Center Award

Epson's large-format inkjet printers MAXART PX-9000* and MAXART PX-7000* were awarded the Chairman's Prize of Japan's Energy Conservation Center for their energy-conserving performance. This award was preceded by the receipt of the award of the Director of the Resource and Energy Agency in fiscal 2001 for Epson's Colorio Printer PM-950C* and Colorio Printer PM-3500C*. Therefore, the award from the Energy Conservation Center marked the second year for Epson inkjet printers to receive awards in Japan.

Epson is moving forward with activities to make its products more environmentally conscious, especially in the areas of (1) energy-conserving design, (2) resource conservation, and (3) the elimination of harmful substances. In particular, as social demands for energy conservation are rising, Epson is actively implementing measures for energy conservation in its products, focusing on saving electric power.

(* Japanese product names)

Toyoshina Plant Receives METI Award for Energy Conservation

Epson's Toyoshina Plant was selected to receive the Minister of Economy, Trade and Industry Award following a conference for the presentation of examples of superior energy conservation activities that was sponsored by the Energy Conservation Center in September 2002. In addition, Tohoku Epson Corporation received an award for its energy conservation activities from the Energy Conservation Center.

Since the commencement of its operations in August 2001, the new facilities of the Toyoshina Plant have carried out their operations with consideration for the environment from the design stage onward. Goals were established for energy-conserving design for the basic equipment and production machinery of the plant, and, in comparison with other existing production lines, the new facilities are reporting major reductions in energy consumption.

Epson Issues *Environmental Report 2002*

Epson has issued its *Environmental Report 2002*, which summarizes the environmental preservation activities of the Epson Group for the fiscal year ended March 31, 2002. (The report is available in Japanese, English and Chinese.) This report also covers Epson's environmental accounting results for the fiscal year. In addition, the imaging and information products business became the first division in the Epson Group to issue a report on environmental activities by site. Moreover, detailed information not covered by the report is available from the imaging and information products business's Website in line with the policy of providing as much information as possible to promote understanding of Epson by as many people as possible.

Organization Chart


Shareholders
Statutory Auditors
Board of Directors
Chairman
Vice-Chairman
President
Executive Vice-Presidents
Managing Directors
Head Office
IT Strategy Office
Global Environment & Safety Policy Office
CS/Quality Assurance Office
Intellectual Property Division
Corporate Research & Development Division
Production Engineering & Development Division
Production Management Division
OLED Technological Development Division
Strategic Business Development Division
Imaging & Information Products Operations Division
System Device Operations Division
Visual Instruments Operations Division
Watch Operations Division
Optical Products Operations Division
Electronic Devices & Components Marketing & Sales Division
Semiconductor Operations Division
Display Operations Division
Quartz Device Operations Division

(As of June 27, 2003)

Epson's basic objectives in the area of corporate governance are to continue to increase corporate value and maintain a high level of transparency and soundness in its operations through strengthening management surveillance functions and ensuring compliance with corporate ethics for customers, employees, shareholders and other stakeholders.

Initiatives to Increase Corporate Value and Strengthen Surveillance Functions

To remain a winner under rapidly changing competitive conditions, Epson is aware that rapid decision making in the management of its operations is extremely important. Accordingly, Epson has delegated substantial management authority to each of its businesses, thus making it possible for the general managers of each business to make decisions autonomously and conduct business activities with speed and flexibility. On the other hand, Epson's Board of Directors concentrates on supervising the conduct of operations in every business and formulating policies that involve the activities of multiple business domains and giving direction on significant subjects that transcend individual businesses from a strategic corporate perspective. Epson's Management Deliberation Committee and Management Committee—which are composed of a small number of members and meet weekly—give thorough consideration to items to be considered by the Board and provide assistance to the Board in reaching decisions. Through these activities, these committees can set the direction flexibly and efficiently for matters that require approval of representative directors.

Please note that in selecting members of the Board of Directors, Epson believes that the people best qualified for rapidly making decisions that accurately reflect the Company's actual circumstances are those who can share the Company's management stance and philosophy. For this reason, Epson does not appoint outside directors to the Board and is working enhance its functions with the current membership system.

To provide for sufficient checks on decision making, Epson is working to enhance its management surveillance functions by improving the quality of audits implemented by its statutory auditors, conducting internal inspections.

Epson has four statutory auditors, including external statutory auditors, who meet each month to confirm the conduct of management activities. In addition, statutory auditors are participating members not only of the Board of Directors but also other deliberative groups within the Company, including the Management Deliberation Committee. Under this system, statutory auditors are thus in a position to conduct their audits based on the same level of information as members of the Board of Directors.

Internal auditing functions, including audits of subsidiaries, are conducted periodically by the Auditing Office, which reports directly to the president of the Company, and the scope of the department's activities includes the examination of internal operating procedures. Under this system, issues and points for improvement that are selected from the results of internal audits are reported directly to the president and follow-up reports are made on subsequent progress toward improvement.

In addition, prior to preparing plans for audits, the statutory auditors and Auditing Office confer in advance regarding their ideas for accounting policy and accounting plans. Moreover, they exchange reports on auditing results periodically with the objective of enhancing the quality of auditing activities.

In addition, the accounts have been audited by independent accountants according to statutory procedures.

Strengthening Compliance Functions

In 1997, Epson prepared its *Code of Conduct for Personnel in Management Positions,* to provide a set of guidelines for corporate ethics, with the aim of promoting a keener awareness among personnel of their compliance responsibilities as members of society. In addition, in February 2001, Epson issued its *Code of Conduct for Employees* to encourage greater sensitivity and understanding of compliance among all staff members. The Company conducts regular training programs based on these codes of conduct for various levels of management and staff. In addition, in 2001, Epson established its Compliance Management Committee and began to take action to improve its systems for enhancing functions for ensuring compliance on a day-to-day basis and preventing compliance violations. Other initiatives to strengthen compliance functions include the formation of the Legal Compliance Promotion Office to be responsible for gathering information related to compliance issues (through the Compliance Hotline), which is one of the functions of the Compliance Management Committee.

Enhancing Corporate Disclosure

Epson emphasizes the timely disclosure and prompt release of accurate corporation information to the public in accordance with the spirit of fair disclosure and in fulfillment of its responsibility to be accountable to shareholders and other stakeholders.

Specific initiatives include the prompt release of quarterly financial reports and expansion of the content of disclosure. Epson works to promote an accurate understanding of its activities through information meetings, the use of its Website, and other means. Epson endeavors on a continuing basis to detect any divergences between the views of management and market participants by providing feedback, obtained through investor and public relations activities, to management on the views of persons outside the Company. In addition, Epson maintains a basic policy of actively disclosing information on risks that emerge within the Epson Group.

Looking forward, Epson is scheduled to release its medium-term plan for the Group. By-disclosing information on its future plans and objectives, the Company aims to provide information that will assist investors in making decisions. Releasing this information will also encourage observers outside the Company to follow Epson's progress toward its objectives and contribute to effective corporate governance.

Along with these initiatives to strengthen corporate governance, Epson is closely following developments in the corporate environment as well as trends in the market with the aim of making further improvements in its corporate governance structure.

Financial Section

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Over the past five years, Epson has in general experienced growth in both sales and profits. However, a downturn in the global economy and in the markets for Epson's electronic devices adversely affected Epson's results of operations for the year ended March 31, 2002. In the year ended March 31, 2003, Epson's results of operations improved compared to the previous fiscal year as sales and profits related to information-related equipment continued to grow. Sales of electronic devices also increased as demand began to recover, although the segment recorded operating losses, particularly in the first half of the fiscal year, as competition intensified for some electronic devices. Net sales in the years ended March 31, 2001, 2002 and 2003 were ¥1,341 billion, ¥1,274 billion and ¥1,322 billion, respectively. Operating income in the years ended March 31, 2001, 2002 and 2003 was ¥104 billion, ¥26 billion and ¥49 billion, respectively.

NET SALES BY BUSINESS SEGMENTS

Epson's business segments are information-related equipment, electronic devices, precision products and other.

Information-related equipment accounted for 66.6% of Epson's net sales (including inter-segment sales) in the year ended March 31, 2003. This business segment includes imaging and information products, visual instruments, system devices, and personal computers. Sales of imaging and information products are generally significantly higher in the second half of the fiscal year compared to the first half. This is due mainly to the effect of year-end holiday-related sales of inkjet and multi-function printers and related supplies. For example, sales of imaging and information products for the second half of the year ended March 31, 2003 were 25.5% higher than sales for the first half of that fiscal year.

Electronic devices accounted for 25.7% of Epson's net sales (including inter-segment sales) in the year ended March 31, 2003, up from 23.7% in the prior year. The business segment includes displays, semiconductor products, and quartz devices. Eliminations due to inter-segment sales are higher in this segment compared to the other two principal segments as many of the components manufactured in this segment are used for products in Epson's other segments.

Precision products accounted for 5.8% of Epson's net sales (including inter-segment sales) in the year ended March 31, 2003. Precision products include watches, watch movements, plastic corrective lenses and factory automation systems as principal products.

Other accounted for 1.9% of Epson's net sales (including inter-segment sales) in the year ended March 31, 2003. It includes services offered within Epson, such as logistics and shipping services, casualty insurance and leasing services, facility maintenance services, travel and other services, as well as new businesses still in the start-up phase. Because most of the sales in this segment are inter-segment sales related to internal services, the segment does not contribute materially to Epson's net sales.

Net Sales by Business Segments

	Millions of yen, except percentages					
	Year ended March 31,					
	2001		2002		**2003**	
Information-related equipment	¥ 875,984	62.0%	¥ 902,248	68.4%	**¥ 915,857**	**66.6%**
Electronic devices	412,624	29.2	312,082	23.7	**354,288**	**25.7**
Precision products	81,390	5.8	78,188	5.9	**79,745**	**5.8**
Other	42,899	3.0	25,828	2.0	**26,310**	**1.9**
Total	1,412,897	100.0%	1,318,346	100.0%	**1,376,200**	**100.0%**
(Eliminations and corporate)	(71,994)		(44,237)		**(53,747)**	
Total net sales	¥1,340,903		¥1,274,109		**¥1,322,453**	

NET SALES BY GEOGRAPHIC SEGMENTS

Epson divides its operations geographically into four segments: Japan, the Americas, Europe and Asia/ Oceania.

Based on the location of customers, sales outside Japan, constituting 55.9%, 60.1% and 63.0% of net sales in the years ended March 31, 2001, 2002 and 2003, respectively, were somewhat higher than when based on the location of the entity recording the sale. Unless otherwise stated, geographic segment information is based on location of the entity recording the sale.

While net sales of MD-TFD LCD modules continued to grow in Japan in the year ended March 31, 2002, overall net sales in Japan declined due mainly to decreases in sales of STN LCD modules and logic ICs. In the year ended March 31, 2003, increases in net sales of MD-TFD LCD modules, memory devices, light valves, inkjet and multi-function printers, including related supplies, and quartz devices were offset in part by decreases in net sales of STN LCD modules and image scanners.

In the Americas, net sales of inkjet and multi-function printers, including related supplies, and image scanners increased in the year ended March 31, 2002 compared to the prior year despite decreases in unit prices. However, this increase was more than offset by larger decreases in sales of quartz devices, STN LCD modules, Epson's silicon foundry business and logic ICs. In the year ended March 31, 2003, net sales decreased due mainly to decreases in sales of dot matrix printers, inkjet and multi-function printers, including related supplies, logic ICs and Epson's silicon foundry business.

Net sales in Europe increased in the year ended March 31, 2002 due mainly to increased sales of inkjet and multi-function printers, including related supplies, and laser printers, including related supplies, which more than offset decreases in net sales of STN LCD modules and quartz devices. Net sales in Europe increased in the year ended March 31, 2003 due mainly to increased sales of inkjet and multi-function printers, including related supplies, and laser printers, including related supplies.

Net sales in Asia/Oceania in the year ended March 31, 2002 grew mainly as a result of increases in sales of inkjet and multi-function printers, including related supplies, laser printers, including related supplies, and LCD projectors which were offset in part by decreases in sales of STN LCD modules and logic ICs. Net sales in Asia/ Oceania in the year ended March 31, 2003 increased due mainly to increased sales of STN LCD modules, logic ICs and MD-TFD LCD modules.

Epson's net sales outside Japan are generally denominated in the local currency of the country in which the customer is located and are subject to fluctuations in the value of the yen in relation to these currencies.

Net Sales by Geographic Segments

Millions of yen, except percentages

	Year ended March 31,					
	2001		2002		**2003**	
Japan	¥ 704,771	52.6%	¥ 622,670	48.9%	**¥ 637,544**	**48.2%**
The Americas	246,011	18.3	245,098	19.2	**230,263**	**17.4**
Europe	228,230	17.0	241,202	18.9	**258,278**	**19.5**
Asia/Oceania	161,891	12.1	165,139	13.0	**196,368**	**14.9**
Total	¥1,340,903	100.0%	¥1,274,109	100.0%	**¥1,322,453**	**100.0%**

FINANCIAL CONDITION

Total assets as at March 31, 2003 decreased 3.6% to ¥1,196,080 million from ¥1,241,161 million as at March 31, 2002. Property, plant and equipment decreased by ¥59,482 million offset by an increase of ¥22,895 million in current assets. The decrease in property, plant and equipment was due mainly to an increase in accumulated depreciation. The increase in current assets was due mainly to an increase in cash and cash equivalents offset in part by a decrease in notes and accounts receivable, trade.

Total liabilities as at March 31, 2003 decreased 4.8% to ¥912,156 million from ¥958,440 million as at March 31, 2002. Current liabilities decreased by ¥107,804 million offset by an increase of ¥61,520 million in long-term liabilities. The decrease in current liabilities was due mainly to decreases in short-term bank loans, accrued warranty costs and current portion of long-term debt. The increase in long-term liabilities was due mainly to an increase in long-term debt offset in part by a decrease in accrued pension and severance costs. Epson's partial shift of borrowings from short-term to long-term debt was partially in response to the low interest rate environment.

Working capital, defined as current assets less current liabilities, increased from ¥21,524 million as at March 31, 2002 to ¥152,223 million as at March 31, 2003. The increase was due mainly to an increase in cash and cash equivalents and decreases in short-term bank loans, accrued warranty costs and current portion of long-term debt offset in part by a decrease in notes and accounts receivable, trade.

The ratio of debt to total capital was 68.4% at March 31, 2003, which was relatively unchanged from 68.3% at March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Epson has traditionally financed its operations primarily through cash generated by its operations and long-term and short-term bank borrowings.

Net cash provided by operating activities in the years ended March 31, 2001, 2002 and 2003 was ¥99,585 million, ¥151,284 million and ¥159,504 million, respectively. Net cash provided by operating activities was the result primarily of net income together with non-cash items such as depreciation and amortization. The increase in the year ended March 31, 2003 was due mainly to a smaller decrease in notes and accounts payable, trade compared to the previous year and the effect of recording a net income (as opposed to a net loss in the previous year) offset in part by a smaller decrease in notes and accounts receivable, trade and a smaller decrease in inventories compared to the previous year. The increase in the year ended March 31, 2002 was due mainly to a decrease (as opposed to an increase in the previous year) in the amount of notes and accounts receivable, trade, a decrease in inventories (as opposed to an increase in the previous year) and an increase in depreciation and amortization offset in part by a decrease (as opposed to an increase in the previous year) in notes and accounts payable, trade and a net loss in the year ended March 31, 2002 (as opposed to net income in the previous year).

Net cash used in investing activities in the years ended March 31, 2001, 2002 and 2003 was ¥170,454 million, ¥278,358 million and ¥107,943 million, respectively. The decrease in the year ended March 31, 2003 was due mainly to decreases in payments for purchases of property, plant and equipment as investments in manufacturing facilities declined. The increase in the year ended March 31, 2002 was due mainly to increases in payments for purchases of property, plant and equipment related primarily to investments in manufacturing facilities related to electronic devices. In addition, payment of long-term prepaid expenses related to Epson's investment in intellectual property in connection with a joint venture with IBM Corporation, Yasu Semiconductor Corporation, presented as other assets in the balance sheet, and others, consisting mostly of payments related to investment securities, contributed to the

increase in the year ended March 31, 2002. The amount of cash outflows from purchases of property, plant and equipment differs significantly from the amount of Epson's capital expenditures for the same years because of timing differences due to capital expenditures being accounted for on an accrual basis.

Net cash provided by financing activities in the years ended March 31, 2001, 2002 and 2003 was ¥97,729 million, ¥101,701 million and ¥9,111 million, respectively. Because cash used in investing activities in the years ended March 31, 2001 and 2002 was greater than that provided by operating activities, additional funds were provided through increases in bank financing. Short-term bank loans and long-term debt increased from a total of ¥602,867 million at March 31, 2002 to ¥609,390 million at March 31, 2003. This increase was due to an increase in long-term debt offset in part by a decrease in short-term loans, and, together with the excess of cash provided by operating activities over cash used in investing activities, cash and cash equivalents at March 31, 2003 increased.

Epson's long-term liabilities consist mainly of long-term debt and accrued pension and severance costs. At March 31, 2003, its long-term debt (less the current portion) totaled ¥396,934 million with a weighted average interest rate of 1.02% almost all of which was unsecured loans from banks with maturities up to October 2008. Epson also relies on short-term bank loans and trade payables as additional sources of liquidity. Epson is party to a line of credit with four banks to secure an efficient source of working capital in the total maximum amount of ¥40,000 million, all of which was unused as at March 31, 2003.

CAPITAL EXPENDITURES

Epson's capital expenditures were ¥239,414 million, ¥197,533 million and ¥89,111 million in the years ended March 31, 2001, 2002 and 2003, respectively. Capital expenditures include purchases (on an accrual basis) of property, plant and equipment as well as intangible assets, long-term advanced assets and deferred assets. The decreases in the years ended March 31, 2002 and 2003 were due primarily to reductions in the electronic devices segment in response to the slowdown in related markets.

The downturn in the global economy has led Epson to become more selective in making capital expenditures in recent years. For example, in October 2001, Epson suspended construction of an HT Poly-Si TFT plant located in Hokkaido in northern Japan, which was originally scheduled to commence production in April 2002, based on a downward revision in Epson's expectations for future growth of LCD projector-related demand due to the downturn in the global economy. Of the original ¥16 billion in capital expenditures related to the construction of this plant, approximately ¥6 billion were made before construction was suspended, and this amount has been recorded as construction in progress on Epson's balance sheet. Epson currently expects to commence operation of the plant in the year ending March 31, 2005. Epson's recent selectivity in making capital expenditures was most pronounced with respect to its semiconductor product business, which accounted for a significant portion of the decline in capital expenditures in the year ended March 31, 2003 compared to the previous year. Epson currently plans to increase its utilization of silicon foundries for the manufacturing of its semiconductor products if future demand from its customers exceeds Epson's current manufacturing capacity.

CONSOLIDATED BALANCE SHEETS

SEIKO EPSON CORPORATION AND SUBSIDIARIES

ASSETS	Millions of yen March 31 2002	Millions of yen March 31 2003	Thousands of U.S. dollars March 31, 2003
Current assets:			
Cash and cash equivalents	¥ 131,309	¥ 192,288	$1,599,734
Time deposits	788	498	4,143
Notes and accounts receivable, trade	240,127	218,280	1,815,974
Inventories	173,083	167,478	1,393,328
Deferred income taxes	37,916	34,508	287,088
Other current assets	43,945	36,502	303,677
Allowance for doubtful accounts	(4,753)	(4,244)	(35,308)
Total current assets	622,415	645,310	5,368,636
Property, plant and equipment:			
Buildings and structures	381,115	378,268	3,146,988
Machinery and equipment	479,412	472,977	3,934,917
Furniture and fixtures	162,677	177,972	1,480,632
Land	54,557	53,794	447,537
Construction in progress	10,383	10,983	91,373
Other	855	979	8,145
	1,088,999	1,094,973	9,109,592
Accumulated depreciation	(586,748)	(652,204)	(5,425,990)
	502,251	442,769	3,683,602
Investments and other assets:			
Investment securities	15,747	24,778	206,140
Investments in affiliates	11,091	11,128	92,579
Long-term loans receivable	3,956	2,038	16,955
Deferred income taxes	12,784	9,929	82,604
Intangible assets	31,247	26,955	224,251
Other assets	42,725	34,053	283,303
Allowance for doubtful accounts	(1,055)	(880)	(7,321)
	116,495	108,001	898,511
Total assets	¥1,241,161	¥1,196,080	$9,950,749

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen March 31 2002	Millions of yen March 31 2003	Thousands of U.S. dollars March 31, 2003
Current liabilities:			
Short-term bank loans	¥ 203,397	¥ 142,198	$1,183,012
Current portion of long-term debt	81,946	70,258	584,509
Notes and accounts payable, trade	118,233	115,966	964,775
Accounts payable, other	85,560	77,492	644,692
Income taxes payable	11,495	8,316	69,185
Deferred income taxes	678	895	7,446
Accrued bonuses	12,600	13,590	113,062
Accrued warranty costs	33,904	14,275	118,760
Other current liabilities	53,078	50,097	416,780
Total current liabilities	600,891	493,087	4,102,221
Long-term liabilities:			
Long-term debt	317,524	396,934	3,302,280
Accrued pension and severance costs	23,918	9,242	76,888
Accrued directors' and statutory auditors' retirement allowances	2,224	2,403	19,992
Deferred income taxes	1,122	347	2,887
Other long-term liabilities	12,761	10,143	84,384
Total long-term liabilities	357,549	419,069	3,486,431
Minority interest in subsidiaries	2,372	2,608	21,697
Shareholders' equity:			
Common stock, no par value			
Authorized—607,458,368 shares			
Issued —151,864,592 shares	12,531	12,531	104,251
Additional paid-in capital	10,259	10,259	85,350
Retained earnings	254,931	264,874	2,203,611
Net unrealized gains on other securities	1,286	167	1,389
Translation adjustments	1,342	(6,515)	(54,201)
Treasury stock	(0)	(0)	(0)
Total shareholders' equity	280,349	281,316	2,340,400
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,241,161	¥1,196,080	$9,950,749

CONSOLIDATED STATEMENTS OF INCOME

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2001	2002	**2003**	**2003**
Net sales	¥1,340,903	¥1,274,109	**¥1,322,453**	**$11,002,105**
Cost of sales	942,833	938,001	**959,865**	**7,985,566**
Gross profit	398,070	336,108	**362,588**	**3,016,539**
Selling, general and administrative expenses:				
Salaries and wages	62,777	68,380	**72,597**	**603,968**
Advertising	29,816	28,765	**30,138**	**250,732**
Sales promotion	30,618	34,741	**30,364**	**252,612**
Research and development costs	39,598	40,998	**42,787**	**355,965**
Shipping costs	18,768	17,624	**19,756**	**164,359**
Provision for doubtful accounts	867	91	**665**	**5,533**
Other	111,481	119,313	**116,921**	**972,721**
	293,925	309,912	**313,228**	**2,605,890**
Operating income	104,145	26,196	**49,360**	**410,649**
Other income:				
Interest and dividend income	2,321	1,311	**1,289**	**10,724**
Gain on securities contributed to employee retirement benefit trust	4,360	—	**—**	**—**
Reversal of specific warranty costs	—	—	**2,982**	**24,809**
Gain on transfer to government of the substitutional portion of pension liabilities	—	—	**17,577**	**146,231**
Equity in net gains under the equity method	—	976	**—**	**—**
Other	7,681	6,971	**7,950**	**66,139**
	14,362	9,258	**29,798**	**247,903**
Other expenses:				
Interest expenses	9,419	7,097	**6,257**	**52,055**
Net loss on foreign exchange	7,484	5,198	**5,552**	**46,190**
Loss on disposal of property, plant and equipment	5,590	7,484	**3,233**	**26,897**
Provision for specific warranty costs	—	21,797	**—**	**—**
Reorganization costs	—	4,865	**23,955**	**199,293**
Equity in net losses under the equity method	2,131	—	**95**	**790**
Transition obligation expenses for pension and severance costs	13,800	—	**—**	**—**
Other	4,512	7,395	**8,437**	**70,191**
	42,936	53,836	**47,529**	**395,416**
Income (loss) before income taxes and minority interest	75,571	(18,382)	**31,629**	**263,136**
Income taxes:				
Current	45,890	6,618	**12,368**	**102,895**
Deferred	(7,492)	(6,948)	**6,289**	**52,321**
	38,398	(330)	**18,657**	**155,216**
Income (loss) before minority interest	37,173	(18,052)	**12,972**	**107,920**
Minority interest in subsidiaries	148	380	**462**	**3,843**
Net income (loss)	¥ 37,025	¥ (18,432)	**¥ 12,510**	**$ 104,077**
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥243.80	¥(121.37)	**¥81.08**	**$0.67**
Cash dividends	¥ 18.00	¥ 18.00	**¥18.00**	**$0.15**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2000	75,932,296	¥12,531	¥10,259	¥ —	¥(25,270)	¥ (2)	¥240,597	¥238,115
Net income	—	—	—	—	—	—	37,025	37,025
Cumulative effect of the accounting change for income taxes in foreign subsidiary	—	—	—	—	—	—	248	248
Cash dividends	—	—	—	—	—	—	(1,367)	(1,367)
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(198)	(198)
Net unrealized gains on other securities	—	—	—	1,565	—	—	—	1,565
Translation adjustments	—	—	—	—	15,393	—	—	15,393
Changes in treasury stock	—	—	—	—	—	1	—	1
Stock split (two-for-one)	75,932,296	—	—	—	—	—	—	—
Balance at March 31, 2001	151,864,592	12,531	10,259	1,565	(9,877)	(1)	276,305	290,782
Net loss	—	—	—	—	—	—	(18,432)	(18,432)
Cash dividends	—	—	—	—	—	—	(2,734)	(2,734)
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(208)	(208)
Net unrealized loss on other securities	—	—	—	(279)	—	—	—	(279)
Translation adjustments	—	—	—	—	11,219	—	—	11,219
Changes in treasury stock	—	—	—	—	—	1	—	1
Balance at March 31, 2002	151,864,592	12,531	10,259	1,286	1,342	(0)	254,931	280,349
Net income	—	—	—	—	—	—	**12,510**	**12,510**
Cash dividends	—	—	—	—	—	—	**(2,734)**	**(2,734)**
Bonuses to directors and statutory auditors	—	—	—	—	—	—	**(98)**	**(98)**
Increase due to affiliates newly accounted for under the equity method	—	—	—	—	—	—	**265**	**265**
Net unrealized loss on other securities	—	—	—	**(1,119)**	—	—	—	**(1,119)**
Translation adjustments	—	—	—	—	**(7,857)**	—	—	**(7,857)**
Balance at March 31, 2003	**151,864,592**	**¥12,531**	**¥10,259**	**¥ 167**	**¥ (6,515)**	**¥ (0)**	**¥264,874**	**¥281,316**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2002	$104,251	$85,350	$10,699	$ 11,165	$ (0)	$2,120,890	$2,332,355
Net income	—	—	—	—	—	**104,077**	**104,077**
Cash dividends	—	—	—	—	—	**(22,745)**	**(22,745)**
Bonuses to directors and statutory auditors	—	—	—	—	—	**(815)**	**(815)**
Increase due to affiliates newly accounted for under the equity method	—	—	—	—	—	**2,204**	**2,204**
Net unrealized loss on other securities	—	—	**(9,310)**	—	—	—	**(9,310)**
Translation adjustments	—	—	—	**(65,366)**	—	—	**(65,366)**
Balance at March 31, 2003	**$104,251**	**$85,350**	**$ 1,389**	**$(54,201)**	**$ (0)**	**$2,203,611**	**$2,340,400**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2001	2002	**2003**	**2003**
Cash flows from operating activities:				
Net income (loss)	¥ 37,025	¥ (18,432)	**¥ 12,510**	**$ 104,077**
Adjustments to reconcile net income (loss) to net cash provided by operating activities—				
Depreciation and amortization	95,176	129,151	**127,406**	**1,059,950**
Reorganization costs	—	4,509	**23,002**	**191,364**
Accrual for net pension and severance costs, less payments	5,201	(9,590)	**(18,212)**	**(151,514)**
Gain on securities contributed to employee retirement benefit trust	(4,360)	—	**—**	**—**
Net loss on sales and disposal of property, plant and equipment	6,047	5,067	**1,978**	**16,456**
Equity in net (gains) losses under the equity method	2,131	(976)	**95**	**790**
Deferred income taxes	(7,492)	(6,948)	**6,289**	**52,321**
Decrease in allowance for doubtful accounts	(899)	(1,230)	**(459)**	**(3,819)**
Accrued income taxes	3,264	(18,520)	**(1,839)**	**(15,300)**
(Increase) decrease in notes and accounts receivable, trade	(73,234)	73,680	**20,636**	**171,681**
(Increase) decrease in inventories	(43,308)	48,221	**2,471**	**20,557**
Increase (decrease) in notes and accounts payable, trade	62,135	(53,317)	**(3,613)**	**(30,058)**
Other	17,899	(331)	**(10,760)**	**(89,517)**
Net cash provided by operating activities	99,585	151,284	**159,504**	**1,326,988**
Cash flows from investing activities:				
Payments for purchases of property, plant and equipment	(165,951)	(222,300)	**(85,274)**	**(709,434)**
Proceeds from sales of property, plant and equipment	3,052	3,645	**7,872**	**65,491**
Payments for purchases of intangible assets	(12,118)	(10,980)	**(8,898)**	**(74,027)**
Payments of long-term prepaid expenses	—	(30,376)	**(10,943)**	**(91,040)**
Proceeds from acquisition of additional shares of affiliates, net of payment	3,969	444	**—**	**—**
Other	594	(18,791)	**(10,700)**	**(89,018)**
Net cash used in investing activities	(170,454)	(278,358)	**(107,943)**	**(898,028)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	36,095	(82,668)	**(56,723)**	**(471,905)**
Proceeds from long-term debt	93,400	222,222	**150,644**	**1,253,278**
Repayments of long-term debt	(30,376)	(34,488)	**(81,568)**	**(678,603)**
Cash dividends	(1,367)	(2,734)	**(2,734)**	**(22,745)**
Other	(23)	(631)	**(508)**	**(4,226)**
Net cash provided by financing activities	97,729	101,701	**9,111**	**75,799**
Effect of exchange rate fluctuations on cash and cash equivalents	2,928	2,389	**307**	**2,554**
Net increase (decrease) in cash and cash equivalents	29,788	(22,984)	**60,979**	**507,313**
Cash and cash equivalents at the beginning of the year	124,316	154,293	**131,309**	**1,092,421**
Cash and cash equivalents of subsidiaries newly consolidated	189	—	**—**	**—**
Cash and cash equivalents at the end of the year	¥154,293	¥131,309	**¥192,288**	**$1,599,734**
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for—				
Interest and dividend received	¥ 3,218	¥ 1,449	**¥ 2,227**	**$ 18,527**
Interest paid	¥ (9,099)	¥ (7,446)	**¥ (6,143)**	**$ (51,106)**
Income taxes paid	¥ (42,627)	¥ (25,138)	**¥ (14,207)**	**$ (118,195)**

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEIKO EPSON CORPORATION AND SUBSIDIARIES

1. Basis of presenting consolidated financial statements

(1) Background

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively, "Epson") are an English translation of the Japanese consolidated financial statements of Epson, which have been prepared in accordance with accounting principles and practices generally accepted in Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles and practices in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliates accounted for under the equity method is recognized as a "consolidation adjustment" included in the intangible assets account and is amortized on a straight-line basis over a period of five years.

(2) Translation of foreign currency transactions and accounts

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments

On January 22, 1999, the Ministry of Finance of Japan (the "MOF", the relevant functions of which are currently performed by the Financial Services Agency) issued new accounting standards for financial instruments, which cover accounting treatments for investments in debt and equity securities, derivative financial instruments and allowance for doubtful accounts, effective for fiscal years beginning on or after April 1, 2000. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2000, as follows:

Investments in debt and equity securities:

Under the new accounting standards, investments in debt and equity securities are to be classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

The effect of adopting the new accounting standards for the year ended March 31, 2001 was a decrease of ¥929 million in income before income taxes and minority interest, as compared with the amount which would have been reported if the previous standard had been applied consistently.

In the financial statements for fiscal years prior to April 1, 2000, Epson's marketable securities were stated at the lower of original purchase cost or market value, where cost was determined based on the weighted average cost method, and investment securities other than marketable securities were stated at their original purchase cost. Other than temporary declines in the value of the investment securities were reflected in current income.

Derivative financial instruments:

In accordance with the new accounting standards, derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

As a result of adopting the new accounting standards, income before income taxes and minority interest for the year ended March 31, 2001 increased by ¥223 million, as compared with the amount which would have been reported if the previous standards had been applied consistently.

Allowance for doubtful accounts:

In accordance with the new accounting standards, the allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods. Prior to April 1, 2000, the allowance for doubtful accounts with respect to the Company and its Japanese subsidiaries was provided based on the aggregate amount of estimated credit losses for doubtful receivables and amount calculated based on the ratio stipulated under Japanese tax laws.

As a result of adopting the new accounting standards, reversal of allowance for doubtful accounts of ¥1,003 million was recognized in earnings, and income before income

taxes and minority interest for the year ended March 31, 2001 increased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(5) Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over their estimated useful lives, ranging from three to five years.

(8) Accrued bonuses

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

(9) Accrued warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Income taxes

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(11) Pension and severance costs

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan (the "welfare pension plan") covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covers the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

On June 16, 1998, the MOF issued new accounting standards for pension obligations effective for fiscal years beginning on or after April 1, 2000. The new accounting standards require actuarial calculation for pension obligations. Epson adopted these new accounting standards from the fiscal year commencing April 1, 2000.

In connection with adoption of the new accounting standards, transition obligations of ¥13,800 million as at April 1, 2000, representing an excess of projected benefit obligations over the sum of funded assets and accrued pension and severance costs, were charged to other expenses at the time of implementing the new accounting standards.

Unrecognized prior service costs and actuarial gains and losses are amortized based on the straight-line method over a period of five years.

In September 2000, Epson entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. These marketable securities were set aside for the trust at their fair value of ¥10,970 million, and a gain of ¥4,360 million thereon was recorded as gain on securities contributed to employee retirement benefit trust on the consolidated statements of income for the year ended March 31, 2001.

The effect of adopting the new accounting standards was to decrease income before income taxes and minority interest for the year ended March 31, 2001 by ¥11,615 million, after taking into account gains on securities contributed to employee retirement benefit trust of ¥4,360 million, as compared with the amount which would have been reported if the previous standard had been applied consistently.

Prior to April 1, 2000, the Company and some of its Japanese subsidiaries have accrued their pension and severance costs based on calculations performed by actuaries as prescribed by pension plan regulations using certain assumptions. Other Japanese subsidiaries accrued retirement liabilities estimated based on voluntary termination of employment of all eligible employees at balance sheet dates.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(13) Research and development costs

Research and development costs are expensed as incurred.

(14) Leases

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(15) Net income per share

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the relevant periods.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. Epson has adopted these new accounting standards from the fiscal year

commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and statutory auditors", which is determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end and not reflected in the statement of income of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and statutory auditors" was charged to income in the current year.

(16) Appropriations of retained earnings

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥120.20 = U.S.$1, the rate of exchange prevailing at March 31, 2003, has been used.

4. Notes receivable and notes payable maturing at year-end

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2002 was a Saturday, notes receivable and notes payable maturing on that date could not be settled and are included in the ending balance of notes and accounts receivable, trade and notes and accounts payable, trade, as follows:

	Millions of yen
Notes receivable	¥ 318
Notes payable	5,708

5. Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	**2003**	**2003**
Finished products	¥ 94,945	**¥ 95,163**	**$ 791,705**
Work in process	41,242	**37,580**	**312,646**
Materials and supplies	36,896	**34,735**	**288,977**
Total	¥173,083	**¥167,478**	**$1,393,328**

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2002 and 2003 were ¥10,997 million and ¥12,493 million ($103,935 thousand), respectively.

6. Investments in debt and equity securities

As described in Note 2 (4), Epson has adopted new accounting standards for investments in debt and equity securities from its fiscal year beginning on April 1, 2000. Epson's management determined at the beginning of such fiscal year that all such investments were either held-to-maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥1,286 million and ¥167 million ($1,389 thousand) as at March 31, 2002 and 2003, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥890 million and ¥109 million ($907 thousand) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2002 and 2003, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities at March 31, 2002 and 2003 were as follows:

	Millions of yen			
	March 31, 2002			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥6,393	¥2,247	¥(138)	¥8,502
Debt securities	53	5	(—)	58
Other	796	—	(93)	703
Total	¥7,242	¥2,252	¥(231)	¥9,263

	Millions of yen			
	March 31, 2003			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	**¥4,337**	**¥564**	**¥(235)**	**¥4,666**
Debt securities	**52**	**5**	**(—)**	**57**
Other	**582**	**—**	**(42)**	**540**
Total	**¥4,971**	**¥569**	**¥(277)**	**¥5,263**

	Thousands of U.S. dollars			
	March 31, 2003			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	**$36,081**	**$4,692**	**$(1,955)**	**$38,818**
Debt securities	**433**	**42**	**(—)**	**475**
Other	**4,842**	**—**	**(349)**	**4,493**
Total	**$41,356**	**$4,734**	**$(2,304)**	**$43,786**

The carrying amount of unlisted investment securities at March 31, 2002 and 2003 were ¥7,974 million and ¥19,515 million ($162,354 thousand), respectively.

For the years ended March 31, 2001, 2002 and 2003, devaluation of the values of other securities with an aggregate market value of ¥359 million, ¥2,237 million and ¥2,251 million ($18,727 thousand), respectively, were charged to current income. The devaluation is principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Intangible assets

A consolidation adjustment account, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2002 and 2003, included in intangible assets, were ¥2,542 million and ¥954 million ($7,937 thousand), respectively.

8. Derivative financial instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the Company's Forward Exchange Committee (composed of representatives of Epson management) and executed based on authorization of the general manager of Epson in charge of the treasury management in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in the Professional Service Unit and reported to the general manager in charge of the fund management.

The table below lists contract amounts, notional amounts and fair values of derivatives as at March 31, 2002 and 2003 by transactions and type of instrument, excluding derivatives eligible for hedge accounting based on the new accounting standards.

	Millions of yen		
	March 31, 2002		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold—			
U.S. dollar	¥ 7,193	¥ 7,241	¥ (48)
Euro	17,730	17,956	(226)
Sterling pound	4,726	4,744	(18)
Australian dollar	895	911	(16)
Thai baht	224	226	(2)
Purchased—			
U.S. dollar	13,662	13,864	202
Euro	63	63	0
Sterling pound	1,132	1,138	6
Total unrealized losses from forward exchange contracts			¥(102)

	Millions of yen		
	March 31, 2002		
Instruments	Notional amounts	Fair values	Unrealized losses
Interest rate swaps:			
Pay-fixed, Receive-floating	¥1,376	¥(68)	¥(68)

	Millions of yen		
	March 31, 2003		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold—			
U.S. dollar	**¥ 8,196**	**¥ 8,239**	**¥ (43)**
Euro	**20,086**	**20,740**	**(654)**
Sterling pound	**679**	**681**	**(2)**
Australian dollar	**553**	**555**	**(2)**
Swiss Francs	**1,541**	**1,552**	**(11)**
Thai baht	**150**	**149**	**1**
Purchased—			
U.S. dollar	**5,903**	**6,054**	**151**
Euro	**17**	**17**	**0**
Japanese yen	**214**	**213**	**(1)**
Total unrealized losses from forward exchange contracts			**¥(561)**

Instruments	Contract amounts (Thousands of U.S. dollars, March 31, 2003)	Fair values (Thousands of U.S. dollars, March 31, 2003)	Unrealized gains (losses) (Thousands of U.S. dollars, March 31, 2003)
Forward exchange contracts:			
Sold—			
U.S. dollar	$ 68,186	$ 68,544	$ (358)
Euro	167,105	172,546	(5,441)
Sterling pound	5,649	5,665	(16)
Australian dollar	4,601	4,617	(16)
Swiss Francs	12,820	12,912	(92)
Thai baht	1,248	1,240	8
Purchased—			
U.S. dollar	49,110	50,366	1,256
Euro	141	141	0
Japanese yen	1,780	1,772	(8)
Total unrealized losses from forward exchange contracts			$(4,667)

There were no interest rate swap transactions outstanding at March 31, 2003.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

9. Short-term bank loans and long-term debt

Short-term bank loans and long-term debt from banks at March 31, 2002 and 2003 consisted of the following:

	Millions of yen, March 31, 2002	Millions of yen, March 31, 2003: Amount	Weighted average interest rate	Last due on	Thousands of U.S. dollars, March 31, 2003
Short-term bank loans	¥203,397	¥142,198	0.82%	November 28, 2003	$1,183,012
Current portion of long-term debt	81,946	70,258	1.01	March 31, 2004	584,509
Long-term debt	317,524	396,934	1.02	October 31, 2008	3,302,280
Total	¥602,867	¥609,390			$5,069,801

Average interest rates are calculated using weighted-average interest rates as at March 31, 2003.

The maturities of long-term debt outstanding as at March 31, 2003 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 70,258	$ 584,509
2005	60,423	502,688
2006	112,786	938,320
2007	106,225	883,735
2008	87,500	727,953
Thereafter	30,000	249,584
Total	¥467,192	$3,886,789

Assets pledged as collateral for secured loans and debt at March 31, 2002 and 2003 were as follows:

Pledged assets	Millions of yen, March 31, 2002	Millions of yen, March 31, 2003	Thousands of U.S. dollars, March 31, 2003
Land	¥ 727	¥ 727	$ 6,048
Buildings and structures	1,642	1,602	13,328
Machinery and equipment	575	483	4,018
Furniture and fixtures	24	26	217
Investment securities	6	—	—
Total	¥2,974	¥2,838	$23,611

Secured loans and debt	Millions of yen, March 31, 2002	Millions of yen, March 31, 2003	Thousands of U.S. dollars, March 31, 2003
Short-term loan	¥ 27	¥ —	$ —
Current portion of long-term debt	226	194	1,614
Long-term debt	224	30	250
Total	¥477	¥224	$1,864

In the year ended March 31, 2003, Epson entered into line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($332,779 thousand).

As at March 31, 2003, there were unused credit lines of ¥40,000 million ($332,779 thousand) outstanding and available.

10. Pension and severance costs

The funded status of retirement benefit obligations at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Projected benefit obligations	¥244,400	**¥187,269**	**$1,557,978**
Plan assets at fair value	175,495	**144,262**	**1,200,183**
Unfunded status	68,905	**43,007**	**357,795**
Unrecognized items:			
Prior service cost reduction from plan amendment	5,898	**693**	**5,766**
Actuarial losses	(51,520)	**(38,898)**	**(323,611)**
Accrued pension and severance costs—net	23,283	**4,802**	**39,950**
Prepaid pension cost	635	**4,440**	**36,938**
Accrued pension and severance costs	¥ 23,918	**¥ 9,242**	**$ 76,888**

In addition to the above-mentioned accrued pension and severance costs, an accrued severance cost of ¥915 million, which related to specific reorganization program and is payable in the following year, was recorded in other current liabilities at March 31, 2002.

The composition of net pension and severance costs for the years ended March 31, 2001, 2002 and 2003 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2001	2002	2003	2003
Service cost	¥ 9,818	¥ 9,201	**¥10,627**	**$ 88,411**
Interest cost	6,840	7,175	**6,960**	**57,903**
Expected return on plan assets	(5,368)	(5,531)	**(5,830)**	**(48,502)**
Amortization and expenses:				
Transition obligations	13,800	—	**—**	**—**
Prior service costs	(243)	(1,622)	**(1,338)**	**(11,131)**
Actuarial losses	—	2,951	**10,309**	**85,765**
Net pension and severance costs	24,847	12,174	**20,728**	**172,446**
Gain on transfer to government of the substitutional portion of pension liabilities	—	—	**(17,577)**	**(146,231)**
	¥24,847	¥12,174	**¥ 3,151**	**$ 26,215**

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Year ended March 31		
	2001	2002	2003
Discount rate	3.5%	3.0%	**3.0%**
Long-term rate of return on plan assets	3.5	3.5	**3.5**

In addition to the above-mentioned net pension and severance costs, additional severance costs of ¥1,701 million and ¥181 million ($1,506 thousand), which related to specific reorganization programs, were recorded in reorganization costs for years ended March 31, 2002 and 2003, respectively.

The Company has made amendments to the welfare pension plan by raising the commencement age to receive benefits and reduced the related interest rate under the pension plan in the fiscal years ended March 31, 2001 and 2002. These amendments have resulted in a negative amount of unrecognized prior service cost, which in turn

reduced the accrued pension and severance costs for the years ended March 31, 2002 and 2003.

On June 15, 2001, the Defined Benefit Pension Plan Law was enacted, which allows a company to return the substitutional portion of the pension to the government, thereby eliminating the company's responsibility for future benefits. In order to return the substitutional portion, a company must obtain approval from the Ministry of Health, Labor and Welfare for the exemption from the payment of future benefits. After obtaining an approval, the company must make another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past service). After the government ordinance related to this transaction is released and becomes effective, the Japanese government will perform administrative processes and grant the company the final approval of return. Upon obtaining that approval, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets will be transferred to the government.

On January 17, 2003, the Company and two consolidated subsidiaries obtained approval from the Ministry of Health, Labor and Welfare for exemption from the payment of future benefit obligations with respect to the substitutional portion that the Company and two consolidated subsidiaries operate on behalf of the Japanese government. The Company and two consolidated subsidiaries applied accounting for return of the substitutional portion at the date of approval, which is allowed as an alternative accounting method in accordance with "Practical Guidance for Accounting for Pensions" issued by the Japanese Institute of Certified Public Accountants. A gain on exemption from the payment of benefit obligations totaling ¥17,577 million ($146,231 thousand) was recorded in income for the year ended March 31, 2003. The fair value of fund assets to be returned to the government was measured at approximately ¥39,677 million ($330,092 thousand) as at March 31, 2003.

11. Shareholders' equity

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Due to a change of the Commercial Code of Japan effective October 2001, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. The Company does not currently make such transfers. Any transferred portions will be available for dividend distribution.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

For each of the years ended March 31, 2001, 2002 and 2003, the Company paid a year-end cash dividend of ¥9 ($0.07) per share and interim cash dividend of ¥9 ($0.07) per share to the shareholders of record as at the respective period-ends.

The proposed appropriation of retained earnings of the Company for the year ended March 31, 2003 approved at the general shareholders' meeting, which was held on June 27, 2003, was as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥9 per share	¥1,367	$11,373
Bonuses to directors and statutory auditors	196	1,630
	¥1,563	$13,003

On September 6, 2000, the board of directors approved a two-for-one stock split of the Company's common stock, which was effected on January 1, 2001 for the shareholders of record at October 31, 2000. The number of shares issued was 75,932,296. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Commercial Code of Japan.

There were 81 shares of treasury stock as at March 31, 2003.

12. Net income per share

Calculation of net income per share in accordance with the new accounting standards for the year ended March 31, 2003 is as follows:

	Millions of yen	Thousands of U.S. dollars
Net income	¥12,510	$104,077
Less: Bonuses to directors and statutory auditors	(196)	(1,630)
	¥12,314	$102,447
Weighted average number of shares outstanding	151,864,511	
	Yen	U.S. dollars
Net income per share	¥81.08	$0.67

Had the new accounting standard been applied retroactively, net income per share on a pro-forma basis would have been ¥242.43 (unaudited) for the year ended March 31, 2001 and a net loss per share of ¥122.02 for the year ended March 31, 2002.

In addition, concerning the two-for-one stock split effective on January 1, 2001, net income per share of common stock for the year ended March 31, 2001 was calculated assuming the two-for-one stock split occurred as of the beginning of the year.

13. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 41.7% for each of the years ended March 31, 2001, 2002 and 2003.

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥12,964	¥19,759	$164,384
Net operating tax loss carry-forwards	10,716	16,513	137,379
Inter-company profits on inventories and write downs	15,084	9,604	79,900
Accrued warranty costs	12,489	4,422	36,789
Accrued bonuses	1,957	4,153	34,551
Accrued pension and severance costs	11,675	3,901	32,454
Allowance for doubtful accounts	1,542	1,837	15,283
Devaluation of investment securities	2,831	1,711	14,235
Others	11,417	12,212	101,597
Gross deferred tax assets	80,675	74,112	616,572
Less: valuation allowance	(16,410)	(15,754)	(131,065)
Total deferred tax assets	64,265	58,358	485,507
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries	(10,519)	(12,249)	(101,905)
Reserve for special depreciation for tax purpose	(3,081)	(2,626)	(21,847)
Net unrealized gains on other securities	(890)	(108)	(898)
Others	(876)	(180)	(1,498)
Gross deferred tax liabilities	(15,366)	(15,163)	(126,148)
Net deferred tax assets	¥48,899	¥43,195	$359,359

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards of certain subsidiaries as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2003 was a decrease of ¥656 million ($5,458 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries.

Deferred tax assets and liabilities at March 31, 2003 in Japan were calculated based on the consolidated tax return system which will be adopted by Epson in the year ending March 31, 2004.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2001	2002	**2003**
Statutory income tax rate	41.7%	41.7%	**41.7%**
Reconciliation:			
Unrecognized tax benefit for inter-company profit elimination	—	—	**8.1**
Changes in valuation allowance	1.1	(24.3)	**5.1**
Change in Japanese income tax rate	—	—	**(2.4)**
Entertainment expenses, etc. permanently non-tax deductible	0.6	(3.6)	**2.1**
Personal holding company tax	6.9	(0.7)	**—**
Tax credits	(2.8)	(21.9)	**—**
Tax for the prior period	—	12.7	**—**
Others	3.3	(2.1)	**4.4**
Income tax rate per statements of income	50.8%	1.8%	**59.0%**

The statutory income tax rate used in calculation of deferred tax assets and liabilities has been changed due to a change in Japanese tax laws. At March 31, 2001 and 2002, 41.7% was used in the calculation. At March 31, 2003, deferred tax assets and liabilities expected to be realized in the following year were calculated using a 41.7% tax rate, while those expected to be realized after April 1, 2004 were calculated using a 40.4% tax rate. The effect of this change in accounting estimates for the year ended March 31, 2003 was an increase in net deferred tax assets of ¥778 million ($6,473 thousand) and a decrease of income tax expense of ¥774 million ($6,439 thousand).

Current income taxes for the year ended March 31, 2002 of ¥6,618 million consisted of current income taxes of ¥7,754 million and prior year income taxes adjustment of ¥1,166 million, offset by income tax refunds related to advanced pricing agreements of ¥2,302 million.

14. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥76,019 million, ¥79,742 million and ¥85,761 million ($713,486 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

15. Reorganization costs

The reorganization costs for the year ended March 31, 2003 mainly represented write-off of acquired technologies, as well as reorganization cost for certain domestic manufacturing plants in the semiconductor business.

The reorganization costs for the year ended March 31, 2002 mainly represented loss on disposal of assets during the reorganization of certain overseas manufacturing plants.

16. Cash flow information

Cash and cash equivalents at March 31, 2002 and 2003 were composed of the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	**2003**	**2003**
Cash and deposits	¥131,122	**¥194,334**	**$1,616,755**
Investments with maturities of three months or less	1,490	**—**	**—**
Sub-total	132,612	**194,334**	**1,616,755**
Less:			
Short-tem bank loans (overdrafts)	(514)	**(1,548)**	**(12,878)**
Time deposits due over three months	(788)	**(498)**	**(4,143)**
Investments held for more than three months	(1)	**—**	**—**
Cash and cash equivalents	¥131,309	**¥192,288**	**$1,599,734**

In March 2001, the Company acquired additional shares of two affiliates, Orient Watch Co., Ltd., which has three consolidated subsidiaries, and E&G Hong Kong Ltd., which has one consolidated subsidiary, for an aggregate amount of ¥1,677 million. As a result, the Company became the majority shareholder of these companies. Upon consolidation, net cash proceeds of ¥3,969 million represented cash and cash equivalents of ¥5,646 million held by these companies at the date of acquisition, offset by the cash consideration of ¥1,677 million for the acquisition. This was disclosed as "Proceeds from acquisition of additional shares of affiliates, net of payment" in the consolidated statements of cash flows for the year ended March 31, 2001.

During the year ended March 31, 2002, the Company acquired additional shares of two affiliates, Tianjin Epson Co., Ltd. and Seiko Contactlens Inc. As a result, the Company became the majority shareholder of these companies. Upon consolidation, net cash proceeds of ¥444 million represented cash and cash equivalents of ¥444 million held by these companies at the date of acquisition, no cash consideration was paid for the acquisition. The allocation of cash consideration for the acquisitions in the years ended March 31, 2001 and 2002 was as follows:

	Millions of yen	
	Year ended March 31	
	2001	2002
Current assets	¥17,212	¥4,677
Fixed assets and other assets	4,499	1,146
Current liabilities	(19,224)	(3,048)
Long-term liabilities	(3,692)	(2,450)
Consolidation adjustments	3,312	18
Minority interest	(758)	(1,024)
Epson's interest at acquisition	328	681
Consideration for acquisition	¥ 1,677	¥ 0

17. Leases

As described in Note 2 (14), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2001, 2002 and 2003 amounted to ¥16,306 million, ¥13,668 million and ¥9,039 million ($75,200 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2002 and 2003 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	**2003**	**2003**
Acquisition cost:			
Machinery and equipment	¥40,642	**¥13,728**	**$114,210**
Furniture and fixtures	8,202	**7,082**	**58,918**
Intangible assets	2,429	**1,919**	**15,965**
	51,273	**22,729**	**189,093**
Less: accumulated depreciation	(39,074)	**(17,586)**	**(146,306)**
Net book value	¥12,199	**¥ 5,143**	**$ 42,787**

Depreciation expenses for these leased assets for the years ended March 31, 2001, 2002 and 2003 would have been ¥14,964 million, ¥12,711 million and ¥8,422 million ($70,067 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the years ended March 31, 2001, 2002 and 2003 would have been ¥913 million, ¥497 million and ¥214 million ($1,780 thousand), respectively.

Future lease payments for capital leases at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2002	**2003**	**2003**
Due within one year	¥ 8,594	**¥2,812**	**$23,394**
Due after one year	4,029	**2,469**	**20,541**
Total	¥12,623	**¥5,281**	**$43,935**

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2002	**2003**	**2003**
Due within one year	¥ 3,176	**¥ 2,983**	**$ 24,817**
Due after one year	8,491	**10,071**	**83,785**
Total	¥11,667	**¥13,054**	**$108,602**

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease receipts	2002	**2003**	**2003**
Due within one year	¥ 318	**¥ 338**	**$ 2,812**
Due after one year	2,875	**2,589**	**21,539**
Total	¥3,193	**¥2,927**	**$24,351**

18. Commitments and contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2002 and 2003 were ¥5,299 million and ¥4,534 million ($37,720 thousand), respectively. In addition, contingent liabilities for guarantee of bank loans to Xeus Inc., an affiliate of the Company, at March 31, 2002 was ¥348 million. Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at March 31, 2002 and 2003 were ¥208 million and ¥160 million ($1,331 thousand), respectively.

19. Related party transactions

Mr. Koichi Murano, a Statutory Auditor of the Company until June 26, 2001, is also a representative director of Seiko Corporation. Until June 26, 2001, Seiko Corporation was regarded as a related party of the Company. The Company sells its products, mainly watches, and pays certain expenses to Seiko Corporation under terms and conditions stipulated in sales agreements. The Company and Seiko Corporation have also entered into other various types of agreements. All the transactions and balances stated in the table below are up to June 30, 2001.

Mr. Yasuo Hattori, a Vice Chairman, Director of the Company, is a representative director of Aoyama Kigyo K.K. ("Aoyama"). Aoyama owns 13.4% of the outstanding shares of the Company. Mr. Yasuo Hattori, Mr. Noboru Hattori, a Director and Advisor of the Company, and their relatives own 26.7%, 15.0% and 41.8% of the outstanding shares of Aoyama, respectively. The Company has entered into lease agreements and certain other agreements with Aoyama effective from March 1, 2003.

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which two directors of the Company, and their relatives, owned a majority equity interest at March 31, 2001, 2002 and 2003. The Company has also purchased land and buildings from Sunritz.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2001, 2002 and 2003, and related balances at March 31, 2002 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2001	2002	**2003**	**2003**
Transactions:				
With Seiko Corporation for the year ended March 31, 2001, and the three-month period ended June 30, 2001—				
Sales of products, mainly watches	¥12,610	¥3,857	**¥ —**	**$ —**
Purchase of materials and equipment	1,961	—	**—**	**—**
Payments of expenses	295	55	**—**	**—**
With Aoyama for the year ended March 31, 2003—				
Rental expense for building	—	—	**1**	**8**
With Sunritz—				
Rental expenses for real estates	828	127	**124**	**1,032**
Purchase of land and buildings	2,471	17	**—**	**—**
Others	29	—	**—**	**—**
With other related companies:				
Purchase of materials	113	37	**34**	**283**
Other incomes	33	17	**11**	**92**
Other expenses	—	15	**9**	**75**

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2002	2003	2003
Balances:			
With Seiko Corporation at June 30, 2001—			
Receivables	¥4,995	¥—	$ —
Payables	15	—	—
Other	61	—	—
With Aoyama at March 31, 2003—			
Other current assets	—	1	8
Other investments	—	38	316
With Sunritz—			
Other investments	2	2	17
With other related companies:			
Other current assets	1	4	33
Payables	—	33	275

20. Segment information

(1) Business segment information

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products. Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, multifunction printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including semiconductor products, small and medium-sized LCD modules, TFT LCD modules for LCD projectors, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen					
	Year ended March 31, 2001					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥866,938	¥382,242	¥79,084	¥ 12,639	¥ (—)	¥1,340,903
Inter-segment	9,046	30,382	2,306	30,260	(71,994)	—
Total	875,984	412,624	81,390	42,899	(71,994)	1,340,903
Operating expenses	839,182	341,906	81,224	49,593	(75,147)	1,236,758
Operating income (loss)	¥ 36,802	¥ 70,718	¥ 166	¥ (6,694)	¥ 3,153	¥ 104,145
Identifiable assets	¥474,046	¥429,628	¥65,164	¥154,888	¥149,189	¥1,272,915
Depreciation and amortization	¥ 37,075	¥ 44,695	¥ 3,894	¥ 9,496	¥ 16	¥ 95,176
Capital expenditures	¥ 46,189	¥127,310	¥ 4,250	¥ 61,665	¥ —	¥ 239,414

	Millions of yen					
	Year ended March 31, 2002					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥899,043	¥292,616	¥76,365	¥ 6,085	¥ (—)	¥1,274,109
Inter-segment	3,205	19,466	1,823	19,743	(44,237)	0
Total	902,248	312,082	78,188	25,828	(44,237)	1,274,109
Operating expenses	843,445	334,470	82,295	36,375	(48,672)	1,247,913
Operating income (loss)	¥ 58,803	¥ (22,388)	¥ (4,107)	¥ (10,547)	¥ 4,435	¥ 26,196
Identifiable assets	¥425,668	¥469,236	¥60,283	¥136,552	¥149,422	¥1,241,161
Depreciation and amortization	¥ 40,672	¥ 70,459	¥ 4,182	¥ 12,942	¥ 896	¥ 129,151
Capital expenditures	¥ 32,683	¥136,348	¥ 3,990	¥ 24,512	¥ —	¥ 197,533

	Millions of yen					
	Year ended March 31, 2003					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	**¥911,459**	**¥328,460**	**¥77,155**	**¥ 5,379**	**¥ (—)**	**¥1,322,453**
Inter-segment	**4,398**	**25,828**	**2,590**	**20,931**	**(53,747)**	**—**
Total	**915,857**	**354,288**	**79,745**	**26,310**	**(53,747)**	**1,322,453**
Operating expenses	**835,431**	**382,288**	**79,100**	**30,042**	**(53,768)**	**1,273,093**
Operating income (loss)	**¥ 80,426**	**¥ (28,000)**	**¥ 645**	**¥ (3,732)**	**¥ 21**	**¥ 49,360**
Identifiable assets	**¥384,968**	**¥402,248**	**¥50,706**	**¥143,225**	**¥214,933**	**¥1,196,080**
Depreciation and amortization	**¥ 34,042**	**¥ 75,111**	**¥ 4,037**	**¥ 12,619**	**¥ —**	**¥ 125,809**
Capital expenditures	**¥ 27,656**	**¥ 35,720**	**¥ 3,393**	**¥ 22,342**	**¥ —**	**¥ 89,111**

	Thousands of U.S. dollars					
	Year ended March 31, 2003					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	$7,582,854	$2,732,612	$641,889	$ 44,750	$ (—)	$11,002,105
Inter-segment	36,589	214,875	21,547	174,135	(447,146)	—
Total	7,619,443	2,947,487	663,436	218,885	(447,146)	11,002,105
Operating expenses	6,950,342	3,180,432	658,070	249,933	(447,321)	10,591,456
Operating income (loss)	$ 669,101	$ (232,945)	$ 5,366	$ (31,048)	$ 175	$ 410,649
Identifiable assets	$3,202,729	$3,346,489	$421,847	$1,191,556	$1,788,128	$ 9,950,749
Depreciation and amortization	$ 283,211	$ 624,884	$ 33,586	$ 104,983	$ —	$ 1,046,664
Capital expenditures	$ 230,083	$ 297,171	$ 28,236	$ 185,874	$ —	$ 741,364

The amounts of corporate assets included in "Eliminations and corporate" were ¥164,704 million, ¥158,417 million and ¥227,464 million ($1,892,379 thousand) at March 31, 2001, 2002 and 2003, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

As described in Note 2 (11), Epson has adopted new accounting standards for pension and severance costs effective from April 1, 2000. As a result of adopting the new accounting standards, operating income decreased by ¥1,712 million in Information-related equipment, ¥1,558 million in Electronic devices, ¥659 million in Precision products and ¥20 million in Other for the year ended March 31, 2001, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(2) Geographic segment information

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen					
	Year ended March 31, 2001					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 704,771	¥246,011	¥228,230	¥161,891	¥ (—)	¥1,340,903
Inter-segment	468,366	42,278	2,812	403,703	(917,159)	—
Total	1,173,137	288,289	231,042	565,594	(917,159)	1,340,903
Operating expenses	1,096,668	280,014	222,119	555,412	(917,455)	1,236,758
Operating income	¥ 76,469	¥ 8,275	¥ 8,923	¥ 10,182	¥ 296	¥ 104,145
Identifiable assets	¥ 906,262	¥111,936	¥ 81,298	¥237,572	¥ (64,153)	¥1,272,915

	Millions of yen					
	Year ended March 31, 2002					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 622,670	¥245,098	¥241,202	¥165,139	¥ (—)	¥1,274,109
Inter-segment	440,794	36,241	4,888	416,944	(898,867)	—
Total	1,063,464	281,339	246,090	582,083	(898,867)	1,274,109
Operating expenses	1,064,574	274,994	241,737	571,719	(905,111)	1,247,913
Operating income (loss)	¥ (1,110)	¥ 6,345	¥ 4,353	¥ 10,364	¥ 6,244	¥ 26,196
Identifiable assets	¥ 855,893	¥104,599	¥ 79,918	¥217,978	¥ (17,227)	¥1,241,161

	Millions of yen					
	Year ended March 31, 2003					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 637,544	¥230,263	¥258,278	¥196,368	¥ (—)	¥1,322,453
Inter-segment	478,441	39,315	5,573	439,632	(962,961)	—
Total	1,115,985	269,578	263,851	636,000	(962,961)	1,322,453
Operating expenses	1,097,056	262,468	260,665	620,376	(967,472)	1,273,093
Operating income	¥ 18,929	¥ 7,110	¥ 3,186	¥ 15,624	¥ 4,511	¥ 49,360
Identifiable assets	¥ 785,754	¥ 83,814	¥ 73,667	¥204,989	¥ 47,856	¥1,196,080

	Thousands of U.S. dollars					
	Year ended March 31, 2003					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	$5,304,027	$1,915,666	$2,148,735	$1,633,677	$ (—)	$11,002,105
Inter-segment	3,980,374	327,080	46,364	3,657,504	(8,011,322)	—
Total	9,284,401	2,242,746	2,195,099	5,291,181	(8,011,322)	11,002,105
Operating expenses	9,126,922	2,183,594	2,168,593	5,161,198	(8,048,851)	10,591,456
Operating income	$ 157,479	$ 59,152	$ 26,506	$ 129,983	$ 37,529	$ 410,649
Identifiable assets	$6,537,055	$ 697,288	$ 612,870	$1,705,399	$ 398,136	$ 9,950,748

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer.

Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela and Mexico.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia and Korea.

The amounts of corporate assets included in "Eliminations and corporate" were ¥164,704 million, ¥158,417 million and ¥227,464 million ($1,892,379 thousand) at March 31, 2001, 2002 and 2003, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

As described in Note 2 (11), Epson has adopted new accounting standard for pension obligations effective from April 1, 2000. As a result of adopting the new accounting standards, operating income in Japan decreased by ¥3,949 million for the year ended March 31, 2001, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2001, 2002 and 2003:

	Millions of yen						Thousands of U.S. dollars
	Year ended March 31						Year ended March 31,
	2001		2002		2003		2003
Overseas sales:							
The Americas	¥ 270,885	20.2%	¥ 266,105	20.9%	¥ 239,936	18.1%	$ 1,996,140
Europe	262,370	19.6	279,992	22.0	318,575	24.1	2,650,374
Asia/Oceania	216,606	16.1	219,055	17.2	274,307	20.8	2,282,088
Total	¥ 749,861	55.9%	¥ 765,152	60.1%	¥ 832,818	63.0%	$ 6,928,602
Consolidated net sales	¥1,340,903	100.0%	¥1,274,109	100.0%	¥1,322,453	100.0%	$11,002,105

21. Subsequent events

(1) Initial public offering

The shares of common stock were listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. At the same time as the listing, 40,000,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥98,800 million ($821,963 thousand). Of the 40,000,000 shares, 23,805,500 shares of common stock were offered in Japan and 16,194,500 shares were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥36,560 million ($304,160 thousand) and ¥62,240 million ($517,804 thousand), respectively.

(2) Offering of over-allotment

In addition to the 40,000,000 shares of common stock above, a resolution at the board of directors' meeting held on June 16, 2003 was made for the Company to grant Nikko Citigroup Limited an option to purchase 4,500,000 new shares of common stock solely to cover the short position in the shares of common stock created by the offering of the over-allotted shares. The total offering amount of the new shares is ¥11,115 million and its payment due date is July 23, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheets of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and its subsidiaries as of March 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

As discussed in Note 2 (4) and (11), effective for the year ended March 31, 2001, Seiko Epson Corporation and its consolidated subsidiaries have adopted new Japanese accounting standards for financial instruments and for pensions.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2003

Principal Subsidiaries and Affiliates

(As of March 31, 2003)

Company Name	Location	Main Business
Subsidiaries		
Epson Sales Japan Corporation	Japan	Sales and servicing of printers and other personal computer peripherals
Epson Direct Corporation	Japan	Sales of personal computers and peripherals
Epson OA Supplies Corporation	Japan	Sales and servicing of printer-related supplies
Tohoku Epson Corporation	Japan	Manufacture of semiconductor products and inkjet print heads
Orient Watch Co., Ltd.	Japan	Manufacture of printer parts, quartz devices and watches; sales of watches
U.S. Epson, Inc.	U.S.A.	Regional headquarters
Epson America, Inc.	U.S.A.	Sales and servicing of printers
Epson Electronics America, Inc.	U.S.A.	Sales and servicing of electronic devices
Epson Portland Inc.	U.S.A.	Manufacture of ink cartridges
Epson El Paso, Inc.	U.S.A.	Manufacture of ink cartridges
Epson Europe B.V.	Netherlands	Regional headquarters
Epson (U.K.) Ltd.	U.K.	Sales and servicing of printers
Epson Deutschland GmbH	Germany	Sales and servicing of printers
Epson Europe Electronics GmbH	Germany	Sales and servicing of electronic devices
Epson France S.A.	France	Sales and servicing of printers
Epson Italia s.p.a.	Italy	Sales and servicing of printers
Epson Iberica, S.A.	Spain	Sales and servicing of printers
Epson Telford Ltd.	U.K.	Manufacture of ink cartridges
Epson Trading S.A.	Switzerland	Asset management
Epson (China) Co., Ltd.	China	Regional headquarters
Epson Korea Co., Ltd.	Republic of Korea	Sales and servicing of printers
Epson (Shanghai) Information Equipment Co., Ltd.	China	Sales and servicing of printers
Epson Hong Kong Ltd.	Hong Kong	Sales and servicing of printers and electronic devices
Epson Taiwan Technology & Trading Ltd.	Taiwan	Sales and servicing of printers and electronic devices
Epson Singapore Pte. Ltd.	Singapore	Regional headquarters; sales and servicing of printers and electronic devices
Epson Australia Pty. Ltd.	Australia	Sales and servicing of printers
Suzhou Epson Co., Ltd.	China	Manufacture of LCDs and quartz devices
Epson Precision (Hong Kong) Ltd.	Hong Kong	Manufacture of printers, LCDs, miniprinters and watches
Epson Industrial (Taiwan) Corporation	Taiwan	Manufacture of LCDs
Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of parts for watches, semiconductor products and image scanners
P.T. Indonesia Epson Industry	Indonesia	Manufacture of printers
Epson Precision (Philippines), Inc.	Philippines	Manufacture of printers and quartz devices
Epson Precision (Malaysia) Sdn. Bhd.	Malaysia	Manufacture of quartz devices
Other 59 companies		
Affiliates		
Yasu Semiconductor Corporation	Japan	Manufacture of semiconductor products
Time Module (Hong Kong) Ltd.	Hong Kong	Sales and servicing of watch movements
Other 8 companies		

Corporate Data

■ Company Name	Seiko Epson Corporation
■ Foundation	May 1942
■ Paid-in Capital	53,204 million yen (As of July 24,2003)
■ Head Office	3-3-5 Owa Suwa, Nagano 392-8502 Tel: +81-266-52-3131
■ Tokyo Office	Shinjuku NS Building, 2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo 163-0811 Tel: +81-3-3348-8531
■ Number of Employees	Epson Group (Consolidated): 73,797 Parent Company: 13,084 (As of March 31, 2003)
■ Group Companies	114 (domestic: 39, overseas: 75)
■ Business Lines	Development, manufacturing, sales, marketing and servicing of Information-Related Equipment (printers, including related supplies, imaging scanners, LCD projectors, PCs, and others), Electronic Devices (small and medium-sized displays, CMOS LSIs, crystal units, and others), Precision Products (watches, plastic corrective lenses and others), and Factory Automation Equipment and other products
■ URL	http://www.epson.co.jp/e/

■ Board of Directors	(As of June 27, 2003)
Chairman	Hideaki Yasukawa*
Vice-Chairman	Yasuo Hattori
President	Saburo Kusama*
Executive Vice-Presidents	Toshio Kimura*
	Norio Niwa*
	Seiji Hanaoka*
Managing Directors	Masayuki Morozumi
	Yasumasa Otsuki
	Masao Akahane
	Torao Yajima
	Kenji Kubota
Directors	Nobuo Hashizume
	Toshihiko Kishiro
	Takeo Kagami
	Hiroshi Komatsu
	Osamu Kamiwaki
	Seiichi Hirano
	Minoru Usui
	Kenji Uchida
	Noriyuki Hama
	Shuji Aruga
Auditors	Masayoshi Omae
	Yasuo Ishii
	Yukinobu Ozaki
	Yoshiro Yamamoto

* Representative Director

Investor Information

■ Closing of Accounts	March 31
■ Regular General Shareholders Meeting	June
■ Date for Confirmation to Shareholders of the Cash Dividend Payment Date	March 31
■ Date for Confirmation to Shareholders of the Interim Cash Dividend Payment Date	September 30

■ Transfer Agent

Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
Head Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Tel: +81-3-5213-5213
http://www.mizuho-tb.co.jp/english/stock-thtml

Intermediary offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

■ Newspaper in which Public Notices (in Japanese) Are to Be Inserted

The Nihon Keizai Shimbun, published in Tokyo

* However, please note that beginning with the financial results for fiscal 2002, in lieu of placing a public notice in the Nihon Keizai Shimbun, the Company has presented its balance sheets and statement of income on its Web site.

Investor Information:
Seiko Epson Corporation
Investor Relations Promotion Department
Shinjuku NS Bldg., 2-4-1 Nishishinjuku, Shinjuku-ku,
Tokyo 163-0811, Japan
Tel: +81-3-3343-5513

SEIKO EPSON CORPORATION

3-3-5 Owa, Suwa, Nagano 392-8502, Japan
Tel: +81-266-52-3131
URL: http//www.epson.co.jp/e/


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